
10011997



gsi commerce®

2009 ANNUAL REPORT

NOTICE OF 2010 ANNUAL MEETING AND PROXY STATEMENT



April 13, 2010

Dear Stockholder:

We cordially invite you to attend the Annual Meeting of Stockholders of GSI Commerce, Inc. which will be held on May 28, 2010 at 9:00 a.m. local time, at the Company's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406.

At the Annual Meeting, stockholders of GSI Commerce, Inc. are being asked to (i) elect nine directors of GSI Commerce, Inc., (ii) to approve GSI Commerce, Inc.'s 2010 Equity Incentive Plan, (iii) to approve an amendment to GSI Commerce, Inc.'s Amended and Restated Certificate of Incorporation, as amended to date, to increase the authorized shares of capital stock to 185,000,000 shares, (iv) ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2010, and (v) act upon such other business as may properly come before the Annual Meeting.

We are furnishing proxy materials to stockholders primarily over the Internet. We believe that this process expedites stockholders' receipt of proxy materials and lowers the costs of our annual meeting. We are mailing to our stockholders a notice containing instructions on how to access our 2010 Proxy Statement and 2009 Annual Report to Stockholders and vote online. The notice also includes instructions for requesting a paper copy of your annual meeting materials, including the notice of annual meeting, proxy statement, and proxy card. If you do receive annual meeting materials by mail, the notice of annual meeting, proxy statement, and proxy card from our Board of Directors will be enclosed. If you receive your annual meeting materials via e-mail, the e-mail will contain voting instructions and links to the annual report and the proxy statement on the Internet, both of which are available at www.proxyvote.com.

Whether or not you expect to attend the meeting in person, it is important that your shares be voted at the meeting. I urge you to vote your shares promptly by using the Internet or by signing and returning a proxy card.

If you have any questions or require assistance in voting please contact The Proxy Advisory Group, LLC toll-free at (888) 557-7699.

Sincerely,

Michael G. Rubin
Chairman of the Board, President
and Chief Executive Officer

935 First Avenue, King of Prussia, PA 19406 (610) 491-7000


gsi commerce®

GSI COMMERCE, INC.

935 FIRST AVENUE
KING OF PRUSSIA, PA 19406

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held May 28, 2010

Dear Stockholder:

Notice is hereby given that the Annual Meeting of Stockholders of GSI Commerce, Inc. ("GSI") will be held on May 28, 2010, at 9:00 a.m. local time, at GSI's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406. At the Annual Meeting, stockholders will be asked:

1. To elect nine directors named in this proxy statement, each to hold office for one year terms and until their successors are elected and qualified;

2. To approve GSI's 2010 Equity Incentive Plan;

3. To consider and vote upon an amendment to GSI's Amended and Restated Certificate of Incorporation, as amended to date, to increase the total number of authorized shares from 95,000,000 to 185,000,000, increasing the authorized shares of common stock from 90,000,000 shares to 180,000,000 shares and maintaining 5,000,000 shares of preferred stock;

4. To ratify the appointment of Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2010; and

5. To act upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The Board of Directors is not aware of any other business to come before the Annual Meeting.

The Board of Directors has fixed March 29, 2010 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO VOTE YOUR SHARES BY USING THE INTERNET, BY TELEPHONE OR BY SIGNING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD.

By Order of the Board of Directors,

Arthur H. Miller
Secretary

King of Prussia, Pennsylvania
April 13, 2010

GSI Commerce, Inc.

935 First Avenue
King of Prussia, PA 19406

PROXY STATEMENT

Internet Availability of Proxy Materials

We are furnishing proxy materials to our stockholders primarily via the Internet. We are mailing to our stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our proxy statement and our 2008 annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to be able to vote through the Internet (the deadline for voting by Internet is 11:59 p.m. (EDT) on May 27, 2010). Other stockholders, in accordance with their prior requests, will receive e-mail notification of how to access our proxy materials and vote via the Internet, or are being mailed paper copies of our proxy materials and a proxy card.

Internet distribution of our proxy materials is designed to expedite receipt by stockholders and lower the cost of the annual meeting. However, if you would prefer to receive printed proxy materials, please follow the instructions described below and included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

About the Annual Meeting

Who is soliciting my vote?

The Board of Directors of GSI Commerce, Inc. ("GSI" or the "Company") is soliciting your vote at the 2008 Annual Meeting of Stockholders (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting and the Proxy Card are first being mailed to stockholders on or about April 13, 2010.

When is the Annual Meeting and where will it be held?

The Annual Meeting will be held on May 28, 2010 at 9:00 a.m. local time, at the Company's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406.

How can I obtain directions to be able to attend the Annual Meeting and vote in person?

The Company's headquarters, where the Annual Meeting will be held, is located at 935 First Avenue, King of Prussia, Pennsylvania 19406. You may obtain directions to the Company's headquarters by contacting the Company during regular business hours at (610) 491-7000 or by accessing the Company's website at http://www.gsicommerce.com and clicking on the "locations" link under the heading "Contact Us".

Who is entitled to vote at the Meeting?

The Board of Directors has set March 29, 2010 as the record date for the Annual Meeting (the "Record Date"). If you were a stockholder of record, as shown on the stock transfer books of GSI, at the close of business on the Record Date, you are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Each share of GSI common stock, par value $0.01 per share (the "Common Stock") is entitled to one vote on each matter which may be brought before the Annual Meeting.

On the Record Date, there were 61,449,203 shares of Common Stock issued and outstanding and, therefore, eligible to vote at the Meeting.

How many votes must be present to hold the Annual Meeting?

A majority of the votes that can be cast, or 30,724,602 votes, must be present or represented by proxy at the Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. All shares of GSI Common Stock present in person or represented by proxy (including broker non-votes) and entitled to vote at the Annual Meeting, no matter how they are voted or whether they abstain from voting, will be counted in determining the presence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

How do I vote my shares?

In order to vote your shares, you may vote by proxy or you may attend the Annual Meeting and vote in person.

You may vote by proxy by either (i) via the Internet at: www.proxyvote.com (using the 12-digit number included on your proxy card or notice of annual meeting), (ii) by telephone at: 800-690-6903 (using the 12-digit number included on your proxy card or notice of annual meeting) or (iii) by completing and signing the enclosed proxy card and returning the card in the postage-paid envelope GSI has provided if you received a paper copy of the proxy materials. The deadline for voting by Internet is 11:59 p.m. (EDT) on May 27, 2010. If you receive more than one control number, in order for all of your shares to be voted, you must vote using all control numbers you receive.

How can I obtain a full set of proxy materials and/or a traditional proxy card at no additional charge?

You may request a paper copy of the full set of proxy materials any of the following three ways:

1. By Internet: www.proxyvote.com;
2. By Phone: (800) 579-1639; or
3. By Email: sendmaterial@proxyvote.com (your email should contain the 12-digit number from your notice of annual meeting in the subject line).

To ensure timely delivery prior to the Annual Meeting, please make your request by May 13, 2010.

What if I do not specify how I want my shares voted?

If you submit a proxy but do not indicate how you want your shares voted, the persons named in the proxy will vote all shares of Common Stock represented by such proxy:

(i) FOR election of all nominees for director named in this Proxy Statement;

(ii) FOR approval of GSI's 2010 Equity Incentive Plan;

(iii) FOR approval of the amendment to GSI's Amended and Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation"), to increase the total number of authorized shares from 95,000,000 to 185,000,000, increasing the authorized shares of Common Stock from 90,000,000 shares to 180,000,000 shares and maintaining 5,000,000 shares of preferred stock;

(iv) FOR ratification of the appointment of Deloitte & Touche LLP; and

(v) in their discretion as to any other matter that may properly come before the Annual Meeting.

How are my votes counted?

You may either vote *for* or *withhold authority* to vote for a nominee for the Board. For the election of directors, *withheld* votes do not affect whether a nominee has received sufficient votes to be elected.

You may vote *for* or *against* or you may *abstain* from voting on any other proposal. For the purpose of determining whether the stockholders have approved matters other than the election of directors, *abstentions* are treated as shares present or represented and entitled to vote, so abstaining has the same effect as a vote *against* that

proposal. *Broker non-votes* are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a proposal.

If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of Directors (Proposal 1 of this Proxy Statement). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of Directors, your bank or broker was allowed to vote those shares on your behalf in the election of Directors as they felt appropriate. Recent changes in regulation were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of Directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of Directors, no votes will be cast on your behalf.

Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal 4 of this Proxy Statement). They will not have discretion to vote uninstructed shares on the other proposals (Proposals 2 and 3 of this Proxy Statement). Accordingly, if you do not instruct your broker or bank how to vote, no votes would be cast on your behalf on Proposals 2 and 3.

How many votes are required to elect directors or to approve any other proposal?

The election of directors will be determined by a plurality vote and the nine nominees receiving the most votes will be elected. The affirmative vote of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting is required to approve the amendment to the certificate of incorporation. The affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting is required to approve any other proposal at the Annual Meeting.

Can I change my vote?

Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by:

- properly submitting a later-dated proxy by Internet, telephone or mail; or
- attending the Annual Meeting and voting in person. Your attendance alone will not revoke your proxy. You must also vote in person at the Annual Meeting.

The last vote received chronologically will supersede any prior vote. The deadline for voting by Internet is 11:59 p.m. (EDT) on May 27, 2010.

If you hold your shares in street name, you must contact your broker, bank or other nominee to change your vote.

Could other matters be decided at the Annual Meeting?

GSI does not know of any other matters that will be considered at the Annual Meeting. If any other matters arise at the Annual Meeting, the proxies will be voted at the discretion of the proxy holders.

Who can answer my questions?

If you have any questions or require assistance in the voting your shares, please call the Proxy Advisory Group, LLC, the firm assisting us in the solicitation of proxies:

The Proxy Advisory Group, LLC
18 East 41st Street, Suite 2000
New York, NY 10017
Stockholders call toll free: (888) 557-7699

Fiscal Year End

As used in this Proxy Statement:

References to	Refer to the Years Ended/Ending
Fiscal 2005	December 31, 2005
Fiscal 2006	December 30, 2006
Fiscal 2007	December 29, 2007
Fiscal 2008	January 3, 2009
Fiscal 2009	January 2, 2010
Fiscal 2010	January 1, 2011
Fiscal 2011	December 31, 2011
Fiscal 2012	December 29, 2012

PROPOSAL 1 — ELECTION OF DIRECTORS

GSI's amended and restated bylaws provide that the number of directors will be set at nine unless otherwise determined by the Board of Directors. The Board has set the number of directors at nine. The following table sets forth certain information regarding the nominees for election to the Board to serve for one-year terms until the 2011 Annual Meeting and until their respective successors are elected and qualified. All of the nominees currently serve as directors of GSI. The nominees have consented to being named in this Proxy Statement and to serve if elected.

The Board of Directors seeks to ensure that it is composed of members of high character and integrity and whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board of Directors to satisfy its oversight responsibilities effectively. As discussed below under "-Director Nomination Process," the slate of directors are nominated by the Board of Directors upon recommendation by the Nominating and Corporate Governance Committee for election at the annual stockholders' meeting each year. In considering whether to recommend a director candidate, the Nominating and Corporate Governance Committee evaluates each individual in the context of the Board as a whole taking into account relevant factors including, among other things:

- whether the director candidate has significant leadership experience;
- whether the director candidate has relevant industry expertise or experience and would be able to offer advice and guidance to management based on that expertise or experience;
- whether the director candidate has the financial acumen or other professional, educational or business experience relevant to understanding GSI's business and overseeing GSI's management in its operation of GSI's business;
- whether the director candidate has sufficient time available to devote to GSI;
- whether the director candidate will be committed to represent and advance the long-term interests of GSI's stockholders; and
- whether the director candidate meets the independence requirements of the NASDAQ Stock Market.

While the Nominating and Corporate Governance Committee does not have a formal policy regarding director diversity, it believes that the directors should encompass a range of experience, viewpoints, qualifications, attributes and skills in order to provide sound and prudent guidance to GSI's management. The Nominating and Corporate Governance Committee considers diversity in connection with its review of each potential director candidate and is satisfied that the current composition of the Board of Directors reflects its commitment to diversity. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees.

The specific backgrounds and qualifications of GSI's current directors, each of whom is nominated for re-election in this Proxy Statement, is reflected in each director's biography below.

Name	Age(1)	Position(s) Held in the Company	Director Since
Michael G. Rubin	37	Chairman, President and Chief Executive Officer	1995
M. Jeffrey Branman	54	Director	2001
Michael J. Donahue	51	Director	2006
Ronald D. Fisher	62	Director	2000
John A. Hunter	58	Director	2005
Mark S. Menell	45	Director	2000
Jeffrey F. Rayport	50	Director	1999
Lawrence S. Smith	62	Director	2008
Andrea M. Weiss	54	Director	2006

(1) As of March 29, 2010.

Michael G. Rubin has served as GSI's chairman of the board and chief executive officer since July 1995 and as president since August 2006. Previously, Mr. Rubin served as GSI's co-president from May 2004 through August 2005 and as GSI's president from June 2000 through May 2004. Mr. Rubin's day to day leadership of GSI, as Chief Executive Officer, provides him with intimate knowledge of GSI's businesses, results of operations and financial condition. As founder of GSI, he has provided and continues to provide strategic guidance. The Board believes that Mr. Rubin provides unique insights into GSI's challenges, opportunities, risks and operations.

M. Jeffrey Branman has been one of GSI's directors since October 2001. Since March 2007, Mr. Branman has been a managing director of Hilco Consumer Capital LLC, a private equity firm focused on North American consumer products companies and brands. From February 2007 to March 2007, Mr. Branman was a managing director of Petsky Prunier LLC, a specialty investment bank. From March 2005 through February 2007, Mr. Branman was the president and owner of Interactive Commerce Partners LLC, a provider of financial advisory services. Mr. Branman served as president of Interactive Technology Services, a subsidiary of Comcast Corporation, a developer, manager and operator of broadband cable networks, from April 2000 through March 2005. Interactive Technology Services served as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. which sought and made investments. From March 1996 to February 2000, Mr. Branman was senior vice president corporate development of Foot Locker, Inc., a retailer of athletic footwear and apparel, and chief executive officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker. Mr. Branman was a director of Sona Mobile Holdings Corp. from 2006 to 2009. Mr. Branman's operating experience and investment banking background, particulary in the interactive commerce, technology services and retail industries, provides GSI with industry insight, financial perspective and guidance about capital markets and financings. His experience with mergers and acquisitions and his industry experience, both from an investment banking perspective and an executive perspective, provides GSI with insight on potential acquisition opportunities and corporate strategies.

Michael J. Donahue has been one of GSI's directors since June 2006. Since March 2005, Mr. Donahue has served as a self-employed advisor in the technology industry. From January 2000 to March 2005, Mr. Donahue served as the group executive vice president and chief operating officer of BearingPoint, Inc., a consulting and systems integration firm. Prior to January 2000, Mr. Donahue served as managing partner, solutions, for the consulting division of KPMG LLP, the global accounting firm, and as a member of the boards of directors of KPMG LLP US and KPMG Consulting KK Japan. Mr. Donahue is also a director of Air Products and Chemicals, Inc. and The Orchard Enterprises, Inc. and was a director of Arbinet-thexchange, Inc. from 2006 to 2008. Mr. Donahue's management experience and his experience in the technology services industry provides insight about the challenges GSI faces due to rapidly changing IT capabilities. He also brings global perspective from his leadership positions and experience in international enterprises and transactions. His service as Chairman of The Orchard Enterprises, Inc. and positions on committees of other public companies provides valuable insight on corporate governance. He also has mergers and acquisitions experience in the U.S. and globally.

Ronald D. Fisher has been one of GSI's directors since March 2000. Mr. Fisher currently serves as the president of SOFTBANK Holdings Inc. and as a managing general partner of SOFTBANK Capital Partners LP, a venture capital organization. He joined SOFTBANK in October 1995. From January 1990 to September 1995, Mr. Fisher was chief executive officer of Phoenix Technologies, Ltd., a developer and marketer of system software products. Mr. Fisher is also a director of SOFTBANK Corporation and E*TRADE Group, Inc. Mr. Fisher's extensive investment and mergers and acquisitions experience, particularly in the global internet market, provides GSI with important technology and market insights that can affect its business. As a former chief executive of a technology company, he brings strategic, operational, and management insight.

John A. Hunter has been one of GSI's directors since November 2005. Mr. Hunter currently serves as executive vice president of customer fulfillment services for QVC Inc., an electronic retailer. Prior to February 2007, Mr. Hunter was senior vice president of distribution for QVC. He joined QVC in 1991 as a vice president of customer service. Prior to 1991, Mr. Hunter was a senior vice president in the credit division of Citibank, where he was employed from 1983 to 1991. Mr. Hunter brings many years of senior management experience in fulfillment and customer service, particularly in direct-to-consumer businesses. Mr. Hunter provides insight on the direct-to-consumer industry on operations, employee relations and building customer-focused organizations.

Mark S. Menell has been one of GSI's directors since April 2000. Mr. Menell has been a partner of Rustic Canyon Partners, a venture capital firm, since January 2000. From August 1990 to January 2000, Mr. Menell was an investment banker at Morgan Stanley & Co. Incorporated, most recently as principal and co-head of Morgan Stanley's Technology Mergers and Acquisitions Group, in Menlo Park, CA. Mr. Menell is also a director of Betawave Corporation. Mr. Menell provides knowledge about the technology services, consumer internet and software industries and advice about capital markets, financings and corporate development strategies. He has significant mergers and acquisitions experience especially with respect to technology services, internet and software companies.

Dr. Jeffrey F. Rayport has been one of GSI's directors since April 1999. Dr. Rayport has been chairman of Marketspace LLC, a digital strategy advisory and research business of Monitor Group, since October 2003 and was chief executive officer of Marketspace from September 1998 to October 2003. From September 1991 through September 1999, Dr. Rayport was a faculty member in the marketing and service management units at the Harvard Business School. Dr. Rayport is also a director of ValueClick Inc., International Data Group, iCrossing, and Andrews McMeel Universal. Dr. Rayport's extensive service on boards of international public companies provides insight about corporate governance. His academic background and his knowledge and experiences with technology services and marketing services businesses provides the Board with industry insight as well as an understanding of industry trends.

Lawrence S. Smith has been one of GSI's directors since February 2008. Mr. Smith served as an Executive Vice President and as Co-Chief Financial Officer of Comcast Corporation from November 2002 until his retirement in March 2007. Prior to November 2002, Mr. Smith served as an Executive Vice President of Comcast Holdings Corporation, the predecessor of Comcast Corporation, for more than five years. Mr. Smith is also a director of Air Products and Chemicals, Inc. and Tyco Electronics Ltd. Mr. Smith brings many years of public company experience both as Chief Financial Officer of a large public company and by serving on the boards of international public companies. His significant experience with complex financial and operational issues combined with his knowledge of public reporting requirements and processes brings accounting, financial management and operational insight to the Board. He also has extensive mergers and acquisitions and corporate finance experience.

Andrea M. Weiss has been one of GSI's directors since June 2006. Since August 2002, Ms. Weiss has served as president and chief executive officer of Retail Consulting Inc., an international retail consulting company she owns. From April 2001 to August 2002, Ms. Weiss served as president of dELiA*s Corp., a direct marketing and retail company comprised of lifestyle brands for teenage girls. From May 1998 to February 2001, Ms. Weiss served as executive vice president and chief stores officer of Limited Brands, Inc., a specialty retail business. Ms. Weiss is also a director of CBRL Group, Inc. and Chicos FAS, Inc.. Ms. Weiss was a director of eDiets.com Inc. from 2004 to 2009 and Brookstone, Inc. from 2002 to 2006. Ms. Weiss has extensive leadership experience in the retail apparel industry and has served as chief executive of an international retail consulting company. Her experience in the retail and direct-to-consumer industries provides industry insight as well as management and operational insight to the Board. She also serves as a member of other public company boards which provides insight on corporate governance issues.

Prior Right to Designate Directors

Until August 18, 2009, SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP, or SOFTBANK, had the right to designate one member of GSI's Board of Directors, and to have such director serve as a member of each committee of GSI's Board of Directors. Mr. Fisher was SOFTBANK's designee to GSI's Board of Directors.

Until February 18, 2010, Liberty Media Corporation, together with its subsidiaries, collectively referred to as Liberty, had the right to designate one member of GSI's Board of Directors, and to have such director serve as a member of each committee of GSI's Board of Directors. Mr. Hunter was Liberty's designee to GSI's Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* ELECTION OF ALL OF THE NOMINEES FOR DIRECTORS.

Board, Committees and Attendance at Meetings of the Board and Committees

The Board of Directors of GSI held 15 meetings during fiscal 2009. The Board of Directors also meets in executive session outside the presence of Mr. Rubin, our only director who is also an employee of GSI, and other members of management at each of its regularly scheduled meetings. During fiscal 2009, no director attended fewer than 75% of the aggregate of (i) the total number of Board meetings held during the period for which he or she was a director and (ii) the total number of meetings held by committees of the Board of Directors on which he or she served during the period he served. A description of each of the committees of the Board of Directors of GSI is set forth below.

The Board has determined that the following directors, constituting a majority of the members of the Board of Directors, are independent as defined in the applicable listing standards of the Nasdaq Stock Market: Messrs. Branman, Donahue, Hunter, Fisher, Menell and Smith, Ms. Weiss and Dr. Rayport. The independence standards of Nasdaq are composed of objective standards and subjective standards. Under the objective standards, a director will not be deemed independent if he directly or indirectly receives compensation (other than as a director) in excess of certain thresholds or if certain described relationships exist. Under the subjective independence standard, a director will not be deemed independent if he has a relationship with GSI that, in the view of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Nasdaq Stock Market rules, an independent director must satisfy both the objective and the subjective standards.

In evaluating the independence of Mr. Branman, the Board considered that he is a Managing Director of Hilco Consumer Capital, LLC, the Managing Partner of Hilco Consumer Capital, L.P., and the transaction between GSI and HCC described under Other Relationships and Related Transactions. In evaluating the independence of Mr. Fisher, the Board considered that he was affiliated with SOFTBANK, a former principal stockholder of GSI. In evaluating the independence of Mr. Hunter, the Board considered that he was an employee of QVC, a subsidiary of Liberty, a former principal stockholder of GSI, and the transactions between GSI and QVC described under "Certain Relationships and Related Transactions". In evaluating the independence of Messrs. Donahue and Smith the Board considered that these directors each serve on the Board of Directors of Air Products and Chemicals, Inc. In each case, the Board concluded that, in their view, such relationships would not interfere with the exercise of such person's independent judgment in carrying out their responsibilities as a director.

The Board of Directors has four standing committees.

Audit Committee. The Board of Directors has a separately designated standing audit committee. The current members of the Audit Committee are Messrs. Smith (Chairman), Donahue and Menell. The Board of Directors has determined that each member of the Audit Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market and SEC regulations and that all members of the Audit Committee qualify as audit committee financial experts as that term is defined in SEC regulations. The Audit Committee held eight meetings during fiscal 2009.

The Audit Committee's responsibilities include:

- appointing, determining funding for, overseeing and replacing the independent registered public accounting firm;
- reviewing the independence of the independent registered public accountant;
- resolving any disagreements between management and the independent registered public accounting firm;
- reviewing GSI's quarterly and annual financial statements and discussing the same with GSI's management;
- pre-approving all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for GSI by its independent registered public accounting firm;
- establishing, reviewing and periodically updating GSI's Code of Business Conduct Policy and GSI's Finance Code of Professional Conduct;
- establishing and overseeing procedures for the receipt, retention and treatment of complaints received by GSI regarding (a) accounting, internal accounting controls or auditing matters, and (b) the confidential,

anonymous submission by GSI's employees of concerns regarding questionable accounting or auditing matters; and

- approving all related party transactions.

The responsibilities of the Audit Committee are further described in the Audit Committee Charter adopted by the Audit Committee and the Board of Directors, a copy of which is available on GSI's Web site at www.gsicommerce.com.

Compensation Committee. The current members of the Compensation Committee are Ms. Weiss (Chairwoman), Mr. Hunter and Dr. Rayport. The Board of Directors has determined that each member of the Compensation Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market. The Compensation Committee held seven meetings during fiscal 2009.

The Compensation Committee's responsibilities include:

- reviewing and recommending for approval by the Board the compensation of GSI's chief executive officer and reviewing and approving the compensation of GSI's other executive officers;
- overseeing and advising the Board on the adoption of policies that govern GSI's compensation programs, including stock and benefit plans; and
- reporting on executive compensation in GSI's proxy statement in accordance with applicable rules and regulations.

The responsibilities of the Compensation Committee are further described in the Compensation Committee Charter, a copy of which is available on GSI's Web site at www.gsicommerce.com.

As provided in its charter, the Compensation Committee may, in its discretion, form and delegate all or a portion of its authority, duties and responsibilities to one or more subcommittees of the Compensation Committee. To date, the Compensation Committee has not delegated its responsibilities. Mr. Rubin, GSI's president and chief executive officer, makes recommendations to the Compensation Committee with respect to the compensation of executive officers, other than himself. The Compensation Committee has the authority to retain independent counsel or other advisors and has, in the past, retained compensation consultants and outside counsel to assist it. For more information concerning the Compensation Committee's processes and procedures for the determination of executive officer compensation, see "Executive Compensation — Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee. The current members of the Nominating and Corporate Governance Committee are Dr. Rayport (Chairman) and Mr. Fisher and Ms. Weiss. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee held no meetings during fiscal 2009.

The Nominating and Corporate Governance Committee's responsibilities include:

- identifying qualified individuals to become Board members;
- determining the composition of the Board and its committees;
- monitoring a process to assess the Board's effectiveness; and
- developing and implementing the GSI's corporate governance guidelines.

The responsibilities of the Nominating and Corporate Governance Committee are further described in the Nominating and Corporate Governance Committee Charter, a copy of which is available on GSI's Web site at www.gsicommerce.com.

Financings and Acquisitions Committee. The current members of the Financings and Acquisitions Committee are Messrs. Branman (Chairman), Menell and Smith. The Financings and Acquisitions Committee held six meetings during fiscal 2009. The Financings and Acquisitions Committee's responsibilities include reviewing potential mergers, acquisitions, divestitures, joint ventures, significant asset sales or purchases, significant

investments and other significant business opportunities and making recommendations to the Board of Directors and reviewing structures and methods of financing and making recommendations to the Board of Directors.

Board Leadership Structure and Risk Oversight

The Board of Directors has adopted a board leadership structure consisting of the combined roles of Chief Executive Officer and Chairman of the Board and a separate Lead Director. The Board believes this structure provides the appropriate balance between corporate strategy development and independent oversight of management.

Mr. Rubin serves as GSI's Chief Executive Officer and Chairman of the Board. As Chief Executive Officer and founder of GSI, Mr. Rubin is uniquely situated to serve as Chairman. He is the director most familiar with GSI's business and industry and most capable of effectively identifying strategic priorities and leading the board's discussions of and GSI's efforts to execute on corporate strategies and opportunities. The Board of Directors believes having one unified voice of management and the Board of Directors to both internal and external constituencies puts management in the best position to carry-out GSI's business strategies and objectives. The Board also recognizes Mr. Rubin's continued leadership and business development skill and that, as GSI's founder, Mr. Rubin's vision and drive have been essential to GSI's growth.

Recognizing the importance of the Board of Directors to be able to meet independent of management and for there to be independent oversight of management, in August 2008, the Board of Directors created the position of Lead Director. The Board of Directors elected Ronald D. Fisher, one of the Board's independent directors, to serve as Lead Director. The responsibilities of the Lead Director include: chairing meetings of the Board when Mr. Rubin is not present; chairing meetings of the Company's outside directors; serving as a liaison between management of the Company and the outside directors of the Company; working with management on the agendas for Board meetings and information to be supplied to the Board; and consulting with the Mr. Rubin and other members of management on Board business and other matters.

The Board of Directors as a whole is responsible for consideration and oversight of risks facing GSI, and is responsible for ensuring that material risks are identified and managed appropriately. Certain risks are overseen by committees of the Board of Directors and these committees make reports to the full Board of Directors on a quarterly basis, including reports on noteworthy risk-management issues. Financial risks are overseen by the Audit Committee which meets with management and GSI's internal audit department to review GSI's major financial risk exposure and the steps management has taken to monitor and control such exposures. Compensation risks are overseen by the Compensation Committee. Members of the GSI Senior Management Team regularly report to the full Board about their areas of responsibility and a component of these reports is risk within the area of responsibility and the steps management has taken to monitor and control such exposures. Additional review or reporting on risks is conducted as needed or as requested by the Board or committee.

Compensation Risks

Our Compensation Committee has discussed the concept of risk as it relates to our compensation program for all employees and the Compensation Committee does not believe our compensation program is reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed the components of our compensation program, risks inherent n the compensation program and factors to control or mitigate these risks. The Compensation Committee noted several design features of our compensation program that reduce the likelihood of excessive risk-taking and encourage appropriate risk taking in support of sustainable value creation, including:

- The program is designed to provide an appropriately balanced mix of cash and equity;
- The maximum payout levels for bonuses and performance restricted stock units are capped at by the Compensation Committee at 150 percent of target;
- The Compensation Committee has downward discretion over bonus plan and performance restricted stock unit payouts;

- The program is designed to appropriately balance fixed (salary) and variable compensation (cash bonus and equity awards);
- The program is designed to appropriately reward short-term and long-term corporate performance as our cash bonus and performance restricted stock unit awards are determined based on annual performance metrics and our equity awards generally vest over four years; and
- Compensation decisions include subjective considerations, which restrain the influence of objective factors on excessive risk taking.

Director Attendance at Annual Meeting

GSI does not have a policy with regard to Board members' attendance at the Annual Meeting. Mr. Rubin attended GSI's 2009 annual meeting of stockholders.

Corporate Governance Guidelines

The GSI Commerce, Inc. Board of Directors Corporate Governance Guidelines are available on GSI's website under "Corporate Governance," at www.gsicommerce.com/investors.

Director Nomination Process

Director Qualifications. While GSI does not have any specific, minimum qualifications for Board nominees, in considering possible candidates for election as a director, the Nominating and Corporate Governance Committee will be guided by the following:

- each director should be an individual of high character and integrity;
- each director should be accomplished in his or her respective field, with superior credentials and recognition;
- each director should have relevant expertise and experience and be able to offer advice and guidance to management based on that expertise and experience;
- each director should have sufficient time available to devote to GSI; and
- directors should be selected such that the Board represents a diversity of background and experience.

Director Nominee Selection Process. GSI's Nominating and Corporate Governance Committee recommends qualified candidates as directors of GSI and recommends that the Board nominate such individuals for election to the Board at the next annual meeting of stockholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by Board members, management and stockholders, as well as those identified by any third-party search firm it may retain. Director candidates recommended by stockholders which comply with the procedures set forth below, subject to GSI's contractual obligations to certain stockholders described above, will receive the same consideration as candidates recommended by other persons.

In the case of considering a new director candidate, the selection process for director candidates includes the following steps:

- identification of director candidates by the Nominating and Corporate Governance Committee based upon suggestions from current directors and management and recommendations received from stockholders;
- possible engagement of a director search firm;
- interviews of candidates by members of the Nominating and Corporate Governance Committee and management;
- reports to the Board of Directors by the Nominating and Corporate Governance Committee on the selection process;
- recommendations by the Nominating and Corporate Governance Committee; and
- formal nominations by the Board of Directors for inclusion in the slate of directors at the annual meeting.

In the past, on some occasions, the Nominating and Corporate Governance Committee has engaged a third party search firm to assist in identifying candidates to serve as members of GSI's Board of Directors.

Procedure for Stockholders Recommending Director Candidates. A stockholder who wishes to recommend a prospective director nominee should submit their recommendation to Chairman of the Nominating and Corporate Governance Committee in writing c/o GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406. The following information must be included in or attached to the letter:

- the name and address of the stockholder making the recommendation and each recommended nominee;
- a representation that the stockholder is a holder of record of capital stock of GSI entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons recommended for nomination;
- a description of all arrangements and understandings between the stockholder and each recommended nominee and any other person or persons (naming such person or persons) pursuant to which the recommendation was made by the stockholder;
- such other information regarding each recommended nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC if the nominee were to be nominated by the Board of Directors; and
- the consent of each recommended nominee to serve as a director of GSI if so nominated and elected.

The deadline for submitting stockholder recommendations pursuant to the foregoing procedures for the 2011 annual meeting of stockholders is December 14, 2010. All stockholder recommendations which are late will be rejected by the Company.

In connection with the 2010 Annual Meeting, GSI has not received a director nominee recommendation from any stockholder, or group of stockholders, that beneficially owns more than five percent of GSI's Common Stock. Each of the current nominees listed for directors under Proposal 1 of this Proxy Statement is a current director standing for re-election.

Procedure for Stockholders Nominating Directors. In addition, under GSI's amended and restated bylaws, stockholders are permitted to nominate directors to be elected at a meeting of stockholders. GSI's amended and restated bylaws set forth procedures which stockholders must follow for nominations of directors to be brought before a meeting of GSI's stockholders. Stockholders are directed to review GSI's amended and restated bylaws prior to submitting a nomination to ensure compliance with these procedures.

For nominations to be properly brought before an annual meeting by a stockholder, the stockholder must give written notice to GSI's Secretary at GSI's principal executive offices no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. The notice timing is subject to change under certain circumstances such as in the event that the date of GSI's annual meeting is moved more than 30 days of the anniversary of the preceding year's annual meeting.

Generally, a stockholder's notice must set forth:

(A) as to each stockholder's proposed director nominee (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) a description of all direct and indirect agreements, arrangements and understandings during the past three years between or among the nominating stockholder (and any beneficial owner on whose behalf the nominee is made) and the proposed director nominee (including their affiliates or associates); and

(B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder and of such beneficial owner, (ii) (a) the number of shares of the Company which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (b) information regarding any option, warrant, convertible security,

stock appreciation right, or similar right with a conversion privilege or a settlement payment or mechanism at a price related to or with a value derived in whole or in part from the value of any shares of the Company (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder and the beneficial owner, if any, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and/or the beneficial owner, if any, has a right to vote any shares of the Company, and (d) such other information required by GSI's amended and restated bylaws, including, but not limited to, any performance-related fees (other than an asset-based fee) that such stockholder and the beneficial owner, if any, is made is entitled to based on any increase or decrease in the value of shares of the Company or Derivative Instruments, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to a sufficient number of holders of GSI's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

If the stockholder, or the beneficial owner on whose behalf any such nomination is made, has provided GSI with a Solicitation Notice, such stockholder or beneficial owner must, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of GSI's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice.

GSI's amended and restated bylaws also set forth procedures which stockholders must follow for nominations of directors to be brought before a special meeting of stockholders.

Except as otherwise provided by law, the chairman of the meeting has the power and duty to determine whether a nomination to be brought before the meeting was made in accordance with the procedures set forth in GSI's amended and restated bylaws and, if any proposed nomination is not in compliance with GSI's amended and restated bylaws, to declare that the defective nomination will not be presented for stockholder action at the meeting and will be disregarded.

GSI's amended and restated bylaws are available, at no cost, at the SEC's Web site, www.sec.gov, as Exhibit 3.1 to GSI's Form 8-K filed with the Securities and Exchange Commission on March 16, 2009 or upon the stockholder's written request directed to the Corporate Secretary c/o GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406.

Director Compensation

The following table sets forth information concerning the compensation of each of GSI's directors who is not also an employee for fiscal 2009.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)(4)
M. Jeffrey Branman	51,000(5)	45,362	—	96,362
Michael J. Donahue	39,000	45,362	—	84,362
Ronald D. Fisher	23,834	—	—	23,834
John A. Hunter	—	—	—	—
Mark S. Menell	41,000	45,362	—	86,362
Jeffrey F. Rayport	40,000	45,362	—	85,362
Lawrence S. Smith	52,000	45,362	—	97,362
Andrea M. Weiss	41,000	45,362	—	86,362

(1) Mr. Michael G. Rubin, a director and president and chief executive officer of GSI, has been omitted from this table because he receives no additional compensation for serving as a director. Directors that were designees of stockholders that had a contractual right to appoint a director to GSI's Board did not receive compensation under GSI's director compensation policy described below. Accordingly, Mr. Hunter did not receive any compensation in fiscal 2009 for acting in his capacity as a director. Until August 18, 2009, the date that SOFTBANK sold all of its shares of Common Stock and no longer had the right to designate a member to GSI's

Board of Directors, Mr. Fisher did not receive any compensation in fiscal 2009 for acting in his capacity as director.

(2) The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of stock awards granted during fiscal 2009 computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("Codification Topic 718"). See Note 2 to GSI's consolidated financial statements in GSI's annual report on Form 10-K for fiscal 2009. As of the last day of fiscal 2009, the number of unvested stock awards held by GSI's non-employee directors was: Mr. Branman — 3,333; Mr. Donahue — 5,642; Mr. Fisher — 0; Mr. Hunter — 0; Mr. Menell — 3,333; Dr. Rayport — 3,333; Mr. Smith — 8,870; and Ms. Weiss — 5,642.

(3) GSI did not grant any stock option awards in fiscal 2009. As of the last day of fiscal 2009, the number of stock option awards held by GSI's non-employee directors was: Mr. Branman — 80,000; Mr. Donahue — 0; Mr. Fisher — 75,000; Mr. Hunter — 25,000; Mr. Menell — 6,500; Dr. Rayport — 58,000; Mr. Smith — 0 and Ms. Weiss — 0.

(4) GSI generally does not provide perquisites or other compensation to its non-employee directors. GSI purchases season tickets to sporting events for business use. If the tickets are not used for business purposes, they are made available to GSI's directors, officers and other employees for personal use. There is no incremental cost to GSI for the personal use of such tickets. GSI has, from time to time, purchased tickets to sporting events for personal use by its directors and has provided directors with smartphones with voice and data plans for personal use. The aggregate cost to GSI of such sporting tickets, smartphones, and voice and data plans did not exceed $10,000 for any director for fiscal 2009.

(5) Includes an annual cash fee of $10,000 paid by GSI to Mr. Branman as an observer on the board of directors of another company with respect to which GSI has the contractual right to appoint an observer.

Discussion of Director Compensation

The compensation payable to each director, other than Messrs. Fisher, Hunter and Rubin, for services provided as a director during fiscal 2009, as set by GSI's Nominating and Corporate Governance Committee, was as follows:

- an annual cash retainer of $25,000;
- meeting fees of $1,000 for in-person Board and committee meetings and $500 for telephonic Board and committee meetings; and
- a restricted stock unit equal to:
  - $125,000 on the director's initial election; and
  - $50,000 on each annual election as a director, including the initial election.

In accordance with GSI's compensation policy for directors, on June 18, 2009, 3,333 restricted stock units, or RSUs, automatically were granted to each of Messrs. Branman, Donahue, Menell and Smith, Dr. Rayport and Ms. Weiss valued, in each case, at a price of $13.61 per share, the fair market value on the date of grant, and will vest in full one year from the date of grant.

In addition, as the chair of the Audit Committee, Mr. Smith received an additional cash retainer of $10,000 and each of Mr. Branman, Ms. Weiss and Dr. Rayport, as the chairs of the Finance and Acquisitions Committee, Compensation Committee and the Nominating and Corporate Governance Committee, respectively, received an additional cash retainer of $5,000.

Additionally, any director who serves, at GSI's request, as a director or observer on the Board of Directors of another company with respect to which we have the contractual right to appoint a director or observer will receive an annual cash fee of $10,000. Accordingly, Mr. Branman received an annual cash fee of $10,000 for serving as an observer on the board of directors of another company at GSI's request.

In accordance with GSI's director compensation policy, directors who are designees of stockholders that have a contractual right to appoint a director to GSI's Board do not receive compensation under the policy described above. Accordingly, Mr. Hunter did not receive any compensation from GSI for acting in his capacity as a director in fiscal 2009. Until August 18, 2009, the date that SOFTBANK sold all of their shares of Common Stock and no longer had the right to designate a member to GSI's Board of Directors, Mr. Fisher did not receive any compensation in fiscal

2009 in his capacity as a director in fiscal 2009. Mr. Rubin, GSI's chairman, president and chief executive officer, did not receive any separate compensation for acting in his capacity as a director.

The Nominating and Corporate Governance Committee approved the following compensation increases for fiscal 2010: (i) an increase in the annual cash retainer from $25,000 to $37,500, (ii) an increase in the annual cash retainer payable to the Audit Committee chair from $10,000 to $15,000, and (iii) an increase in the annual cash retainers payable to the Compensation Committee, Nominating and Corporate Governance Committee, and Financings and Acquisitions Committee from $10,000 to $15,000. In addition, the Nominating and Corporate Governance Committee determined that beginning in fiscal 2010 the Lead Director will receive an annual cash retainer of $15,000.

Audit Committee Report

The Audit Committee reviewed and discussed with GSI's management and Deloitte & Touche LLP, the Company's independent registered public accounting firm, GSI's audited financial statements, the results of Deloitte & Touche LLP's audit, their evaluation of GSI's system of internal control and the overall quality of GSI's financial reporting process. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence and discussed with Deloitte & Touche LLP their independence. Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors of GSI that the audited financial statements be included in GSI's Annual Report on Form 10-K for fiscal 2009 for filing with the Securities and Exchange Commission.

Audit Committee

Michael J. Donahue   Mark S. Menell   Lawrence S. Smith (Chairman)

Code of Ethics

GSI adopted a Code of Business Conduct, that applies to all employees, and a Finance Code of Professional Conduct (code of ethics) that applies to GSI's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Copies of these documents are posted on GSI's Web site located at www.gsicommerce.com. Amendments to the code of ethics are posted on GSI's corporate Web site located at www.gsicommerce.com.

Stockholders' Communication with the Board of Directors

Stockholders who wish to communicate with a member or members of the Board of Directors, including the chair of any committee of the Board or the non-management directors as a group, may do so by addressing their correspondence to the Board member or members, c/o Corporate Secretary, GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406. The Board of Directors has unanimously approved a process pursuant to which the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

PROPOSAL 2 — GSI's 2010 EQUITY INCENTIVE PLAN

APPROVAL OF THE 2010 EQUITY INCENTIVE PLAN

Our 2010 Equity Incentive Plan (the "2010 Equity Plan"), was adopted by our Board of Directors on March 3, 2010 and amended on March 31, 2010, subject to stockholder approval.

The 2010 Equity Plan is the successor to and continuation of our 2005 Equity Incentive Plan (the "2005 Equity Plan"), and the Amended and Restated 1996 Equity Incentive Plan (the "1996 Equity Plan", and together with the 2005 Equity Plan, the "Prior Plans").

In the event GSI's stockholders approve the 2010 Equity Plan, the Prior Plans will be terminated. No awards may be granted pursuant to the Prior Plans following their termination. However, all outstanding stock awards granted under the Prior Plans will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plans.

We have carefully designed the 2010 Equity Plan to enable us to secure and retain the services of our employees, consultants and directors, to provide a means by which such persons may be given an opportunity to purchase our stock, and to provide incentives for such persons to exert maximum efforts for our success or the success of our affiliates. Important features of the 2010 Equity Plan Include:

- *Shares Authorized.* The 2010 Equity Plan authorizes the grant of 3,500,000 shares. In addition, any outstanding stock awards granted under the Prior Plans that expire, are terminated, cancelled or forfeited, or are withheld in satisfaction of payment of withholding taxes following the effective date of the 2010 Equity Plan will become available for grant under the 2010 Equity Plan. As of January 2, 2010, 7,533,335 shares were subject to outstanding awards under the Prior Plans.

- *No Discounted Stock Options.* The Plan prohibits the grant of a stock option with an exercise price less than the fair market value of our Common Stock on the date of grant.

- *Cancellation and Re-grant.* Under the 2010 Equity Plan, the Board may not, without stockholder approval, reduce the exercise price or strike price of outstanding options or stock appreciation rights and/or cancel outstanding options or stock appreciation rights in exchange for cash or other stock awards.

Contingent on approval by GSI's stockholders of the 2010 Equity Plan, GSI commits to its stockholders that for the next three fiscal years, beginning with the fiscal 2010 and continuing through the fiscal 2012, GSI's total "burn rate" for stock awards shall not exceed 6.12% per year on average for such fiscal years. "Burn rate" is defined as the number of shares subject to stock awards granted in a fiscal year divided by the weighted average number of shares of GSI common stock outstanding for that fiscal year. For purposes of calculating the number awards granted in a particular year, (i) awards of stock options and stock appreciation rights will count as one share, and (ii) awards of restricted stock, restricted stock units, or other full value awards will count as two shares. This limitation applies to all awards that can result in the delivery of shares and, unlike other 2010 Equity Plan terms, applies to stock awards granted under the 2010 Equity Plan and any other equity compensation plan, but excluding awards assumed in acquisitions, qualified employee stock purchase plans, and certain other tax-qualified plans.

Stockholders are requested in this Proposal 2 to approve the 2010 Equity Plan. To be approved, this Proposal 2 must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* APPROVAL OF THE 2010 EQUITY INCENTIVE PLAN.

The essential features of the 2010 Equity Plan, as amended, are outlined below. Please note that the description of the essential features of the 2010 Equity Plan is qualified in its entirety by reference to the copy of the 2010 Equity Plan, as amended, attached hereto as Appendix A.

General

The 2010 Equity Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, together referred to as stock awards, as well as performance cash awards, together with stock awards, referred to as awards. See "— Federal Income Tax Information" for a discussion of the tax treatment of stock awards.

Administration

The terms of the 2010 Equity Plan provide that it be administered by the Board, which has delegated this responsibility to the Compensation Committee. Subject to the provisions of the 2010 Equity Plan, the Compensation Committee has the power to construe and interpret the 2010 Equity Plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares of our common stock subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award. As used below with respect to the 2010 Equity Plan, the "Board" refers to the Compensation Committee, as well as to the Board itself.

Eligibility

Incentive stock options may be granted under the 2010 Equity Plan only to our employees (including officers). Our new and existing employees (including officers), directors, and consultants are eligible to receive all other types of awards under the 2010 Equity Plan. All of our approximately 5,300 employees, directors and consultants are eligible for awards under the 2010 Equity Plan.

No incentive stock option may be granted under the 2010 Equity Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of our total combined voting power, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of our common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2010 Equity Plan and all other of our equity incentive plans) may not exceed $100,000.

No employee may be granted options or stock appreciation rights under the 2010 Equity Plan exercisable for more than 2,000,000 shares of our common stock during any calendar year. This restriction is referred to as the Section 162(m) Limitation.

Stock Subject to the 2010 Equity Plan

The maximum number of shares of common stock available for future issuance under the 2010 Equity Plan is equal to the sum of 3,500,000 shares to be approved in this Proposal 2 and the number of shares of common stock subject to outstanding stock awards that would have reverted to the reserve of the Prior Plans pursuant to the terms of the Prior Plans As of January 2, 2010, 1,493,835 shares were not subject to outstanding awards and remained available for grant under the 2005 Equity Plan and 7,533,335 shares were subject to outstanding awards under the Prior Plans.

Shares may be issued in connection with a merger or acquisition as permitted by the rules of the applicable national securities exchange, and such issuance shall not reduce the number of shares available for issuance under the 2010 Equity Plan. If a stock award granted under the 2010 Equity Plan expires or otherwise terminates without being exercised in full, or if any shares of common stock issued pursuant to a stock award are forfeited to or repurchased by us, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares or if any stock award is settled in cash, then the shares of common stock not issued under such stock award, or forfeited to or repurchased by us shall revert to and again become available for issuance under the 2010 Equity Plan.

If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a reduction of shares subject to the stock award (i.e., "net

exercised"), or an appreciation distribution in respect of a stock appreciation right is paid in shares of common stock, the number of shares that are not delivered shall remain available for issuance under the 2010 Equity Plan. If the exercise price of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares so tendered shall remain available for issuance under the 2010 Equity Plan.

The aggregate maximum number of shares of common stock that may be issued under the 2010 Equity Plan pursuant to the exercise of incentive stock options is 3,000,000 shares.

Cancellation and Re-grant

Under the 2010 Equity Plan, the Board may not, without stockholder approval, reduce the exercise price or strike price of outstanding options or stock appreciation rights and/or cancel outstanding options or stock appreciation rights in exchange for cash or other stock awards.

Terms of Options and Stock Appreciation Rights

Options and stock appreciation rights may be granted under the 2010 Equity Plan pursuant to stock option agreements and stock appreciation right agreements. The following is a description of the permissible terms of options and stock appreciation rights under the 2010 Equity Plan. Individual grants may be more restrictive as to any or all of the permissible terms described below.

Stock Appreciation Rights. Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, we will pay the participant an amount equal to the excess of (i) the aggregate fair market value of our common stock on the date of exercise over (ii) the strike price determined by the Board on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of our common stock, any combination of the two or any other form of consideration determined by the Board.

Exercise Price, Strike Price; Payment. The exercise price of options and strike price of stock appreciation rights may not be less than 100% of the fair market value of the stock or stock equivalents subject to the award on the date of the grant and, in some cases (see "— Eligibility" above), may not be less than 110% of such fair market value. As of April 12, 2010, the closing price of our common stock as reported on the NASDAQ Global Select Market was $28.77 per share. Acceptable forms of consideration for payment of the option exercise price will be determined by our Board and set forth in the applicable award agreement and may include cash, common stock previously owned by the optionholder, payment through a broker assisted exercise or a net exercise feature, deferred payment, or any other legal consideration approved by our Board.

Exercise. Options and stock appreciation rights granted under the 2010 Equity Plan may become exercisable and vest in cumulative increments as determined by the Board. The Board has the power to accelerate the time during which an option or stock appreciation right may vest or be exercised. To the extent provided by the terms of any award, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such award by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of our common stock or by a combination of these means.

Term. The maximum term of options and stock appreciation rights granted under the 2010 Equity Plan is ten years, except that in certain cases (see "— Eligibility") the maximum term of options is five years. Options and stock appreciation rights granted under the 2010 Equity Plan generally terminate three months after termination of the participant's service unless (i) such termination is due to the participant's disability, in which case the award may, but need not, provide that it may be exercised (to the extent the award was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, or within the period specified in the award agreement after termination of such service, in which case the award may, but need not, provide that it may be exercised (to the extent the award was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to exercise such award pass by will or by the laws of descent and distribution; (iii) the award by its terms specifically provides otherwise, or (iv) the termination is for cause. Except as provided otherwise in a participant's award agreement, upon termination of a participant's service for cause, the award shall

immediately terminate and may not thereafter be exercised. A participant may designate a beneficiary who may exercise the award following the participant's death. Individual grants by their terms may provide for exercise within a longer or shorter period of time following termination of service. In no event, however, may an option or stock appreciation right be exercised beyond the expiration of its maximum term.

The option or stock appreciation right term generally is extended in the event that exercise of the award within the foregoing periods is prohibited. A participant's award agreement may provide that if the exercise of the award following the termination of the participant's service would be prohibited because the issuance of stock would violate the registration requirements under the Securities Act of 1933, then the award will terminate on the earlier of (i) the expiration of the term of the award or (ii) three months after the termination of the participant's service during which the exercise of the award would not be in violation of such registration requirements.

No Dividend Rights; Restrictions on Transfer. Options and stock appreciation rights granted under the 2010 Equity Plan do not have dividend equivalent rights attached. The Board may in its discretion impose limitations on the transferability of options and stock appreciation rights as it deems appropriate and as provided in the award agreement.

Terms of Restricted Stock Awards and Restricted Stock Unit Awards

Restricted stock awards and restricted stock unit awards may be granted under the 2010 Equity Plan pursuant to restricted stock award and restricted stock unit award agreements. The following is a description of the permissible terms of restricted stock awards and restricted stock unit awards under the 2010 Equity Plan. Individual grants may be more restrictive as to any or all of the permissible terms described below.

Consideration. The Board may grant restricted stock awards and restricted stock unit awards in consideration for past services rendered to us or in exchange for any other form of legal consideration acceptable to the Board.

Vesting. Shares of stock issued under a restricted stock award agreement may, but need not, be subject to forfeiture to us in accordance with a vesting schedule as determined by the Board. Stock unit awards vest and are issued at the rate specified in the restricted stock unit award agreement as determined by the Board. However, at the time of grant, the Board may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award after vesting. The Board has the authority to accelerate the vesting of stock issued pursuant to a restricted stock award, or stock issuable pursuant to a restricted stock unit award, in its discretion.

Dividend Equivalents. Dividend equivalent rights may be credited with respect to shares covered by a restricted stock unit award. However, we do not anticipate paying cash dividends on our common stock for the foreseeable future.

Termination of Service. Upon termination of a participant's service, we may reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable restricted stock award agreement. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of service.

Restrictions on Transfer. Rights to acquire shares under a restricted stock award or restricted stock unit award may be transferred only upon such terms and conditions as determined by the Board.

Terms of Performance Awards

The 2010 Equity Plan allows the Board to issue performance stock awards and performance cash awards, referred to as performance awards. Performance awards may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. All of our employees, consultants and directors are eligible to receive performance awards under the 2010 Equity Plan. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained shall be determined by the Board. The maximum amount to be granted to any individual in any calendar year attributable to such performance awards may not exceed the value of

2,000,000 shares of our common stock, in the case of performance stock awards. The maximum amount to be granted to any individual may not exceed $10,000,000 for each full calendar year covered by the applicable performance period in the case of performance cash awards, with such limit to be adjusted pro-rata for any performance period that is less than a full calendar year by multiplying such limit by a ratio calculated by reference to the number of days in the applicable performance period divided by 365.

In granting a performance award, the Board will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured for the purpose of determining whether the award recipient has a vested right in or to such performance award. Within the time period prescribed by Section 162(m) of the Code (typically before the 90th day of a performance period), the Board will establish the performance goals, based upon one or more pre-established criteria, or performance criteria, enumerated in the 2010 Equity Plan and described below. As soon as administratively practicable following the end of the performance period, the Board will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the 2010 Equity Plan shall be established by the Board, based on one or more of the following performance criteria: (i) earnings (including earnings per share, net earnings, operating earnings or other earnings); (ii) adjusted earnings; (iii) earnings before taxes; (iv) earnings before interest, taxes and depreciation; (v) earnings before interest, taxes, depreciation and amortization; (vi) earnings before interest, taxes, depreciation, amortization and stock-based compensation expense; (vii) total stockholder return; (viii) return on equity or average stockholder's equity; (ix) return on assets, investment, capital employed, or other financial return ratios; (x) growth in assets; (xi) stock price; (xii) margin (including gross margin, operating margin, variable contribution margin, or other margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) non-GAAP operating income, including or excluding stock-based compensation expense, (xvii) profits (before or after taxes); (xviii) net cash flow, free cash flow, or operating cash flow; (xix) sales or revenue targets; (xx) revenue, including increases in revenue or product revenue; (xxi) expense and cost containment and reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) sales or market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) share price performance; (xxviii) debt reduction and debt levels; (xxix) implementation or completion of projects or processes; (xxx) customer satisfaction and customer service metrics, including quality metrics and quality improvement (e.g., call abandonment rate); (xxxi) stockholders' equity; (xxxii) capital expenditures; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) employee metrics (e.g., reduced turnover); (xxxviii) fulfillment metrics (e.g., units per hour or unit volume); (xxxix) technology metrics (e.g., uptime);(xl) business development metrics (e.g., client renewals); (xli) client satisfaction; and (xlii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

With respect to any performance criteria listed above, the Board may adjust the definition of the performance criteria by excluding elements of the performance criteria or including an additional element, provided the achievement or non-achievement of the resulting performance criteria can be objectively determined by the financial information collected by GSI in the preparation of its financial reports. For example, the revenue performance criteria could be modified to include or exclude the revenue from specified subsidiaries, divisions, or other operational or administrative units in existence less than one year as of the beginning of the performance period. Also by way of example, the earnings before interest, taxes, depreciation and amortization could be modified to take into account one of the aforementioned excluded elements in the calculation of this performance criteria. Furthermore, a performance criteria could be created that compares GSI's performance in a performance criteria listed above to (i) the approved budgets for such performance criteria, or (ii) to the performance over the same performance period of a pre-selected group of companies or a pre-selected index.

The Board is authorized to determine whether, when calculating the attainment of performance goals for a performance period: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles. In addition, the Board retains

the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals.

Terms of Other Stock Awards

The Board may grant other stock awards that are valued in whole or in part by reference to our common stock. Subject to the provisions of the 2010 Equity Plan, the Board has the authority to determine the persons to whom and the dates on which such other stock awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards.

Changes to Capital Structure

If any change is made to the outstanding shares of our common stock without our receipt of consideration (whether through a stock split or other specified change in our capital structure), appropriate adjustments will be made to: (i) the maximum number and/or class of securities issuable under the 2010 Equity Plan; (ii) the maximum number and/or class of securities issuable pursuant to the exercise of incentive stock options; (iii) the maximum number and/or class of securities for which any one person may be granted stock awards per calendar year pursuant to the limitation under Section 162(m) of the Code; and (iv) the number and/or class of securities and the price per share in effect under each outstanding stock award under the 2010 Equity Plan.

Effect of Certain Corporate Events

The 2010 Equity Plan provides that, in the event of a dissolution or liquidation of us, then all outstanding awards under the 2010 Equity Plan shall terminate immediately prior to such dissolution or liquidation. The 2010 Equity Plan further provides that, in the event of a sale, lease or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations (each, a "corporate transaction"), any surviving or acquiring corporation shall either assume awards outstanding under the 2010 Equity Plan or substitute similar awards for those outstanding under the 2010 Equity Plan. If any surviving corporation declines to assume awards outstanding under the 2010 Equity Plan or to substitute similar awards, then, with respect to participants whose service with us has not terminated more than three months prior to the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction. With respect to any awards that are held by other participants that terminated service with us more than three months prior to the corporate transaction, the vesting and exercisability provisions of such awards will not be accelerated and such awards will terminate if not exercised prior to the corporate transaction.

Duration, Amendment and Termination

The Board may suspend or terminate the 2010 Equity Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2010 Equity Plan will terminate on March 2, 2020.

The Board may also amend the 2010 Equity Plan at any time or from time to time. However, no amendment will be effective unless approved by our stockholders if stockholder approval of the amendment is required by applicable law or listing requirements. The Board may submit any other amendment to the 2010 Equity Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to employees and us with respect to participation in the 2010 Equity Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the 2010 Equity Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There

generally are no federal income tax consequences to the participant or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares, or a qualifying disposition, will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction. Generally, if the participant disposes of the stock before the expiration of either of these holding periods, or a disqualifying disposition, then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a vested nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant. Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Restricted Stock Awards. Upon receipt of a restricted stock award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

However, if the shares issued upon the grant of a restricted stock award are unvested and subject to repurchase by us in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when our repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess of (a) the fair market value of the shares on the date of issuance over (b) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses. The participant and GSI will be required to satisfy certain tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income

recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Upon disposition of the stock acquired upon the receipt of a restricted stock award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and GSI will be required to satisfy certain tax withholding requirements applicable to such income. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, generally, compensation attributable to stock options and stock appreciation rights granted under the 2010 Equity Plan will qualify as performance-based compensation. Compensation attributable to performance awards under the 2010 Equity Plan will qualify as Section 162(m) performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain and (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied.

Plan Benefits

Awards under the 2010 Equity Plan are discretionary. As of April 12, 2010, a cash performance cash award was made under the 2010 Equity Plan to one individual who is not a Named Officer. The value of this award is not determinable. No options or other stock awards have been granted under the 2010 Equity Plan.

Background

A total of 60,033,190 shares of GSI's common stock was outstanding as of January 2, 2010 and 1,493,835 shares remained available for future issuance under our Prior Plans. As of January 2, 2010, an aggregate of 7,533,335 shares were subject to outstanding stock awards granted under the Prior Plans, of which 3,239,131 were subject to outstanding, unexercised stock options, and 4,294,204 of which were subject to unvested restricted stock awards and restricted stock unit awards. The weighted average exercise price of options outstanding under our equity incentive plans as of January 2, 2010 was approximately $9.90 per share, and the weighted average remaining term of such options was approximately 2.82 years.

Equity Compensation Plan Information as of the End of Fiscal 2009

The following table sets forth information regarding our existing equity compensation plans as of the end of fiscal 2009.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Listed in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	7,533,335	$9.90	1,493,835
Equity compensation plans not approved by stockholders	—	$ —	—
Total	7,533,335	$9.90	1,493,835

(1) These plans are the 1996 Equity Incentive Plan and the 2005 Equity Incentive Plan (the "Plans"). The 2005 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, restricted stock awards and other forms of equity compensation. We have issued stock options, restricted stock units and restricted stock awards under these Plans. These stock options generally expire 10 years from the date of grant. The stock options, restricted stock units and restricted stock awards generally vest over four years, although some restricted stock units and restricted stock awards vest in less than four years. Upon the occurrence of a change in control, certain awards will immediately become exercisable in full. The weighted average exercise price in the table above does not take these restricted stock units and restricted stock awards into account. No future awards will be granted pursuant to the 1996 Equity Incentive Plan.

PROPOSAL 3 — APPROVAL OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES

Overview

The Board of Directors has approved a proposal to amend GSI's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") to increase the number of authorized shares from 95,000,000 to 185,000,000, increasing the number of authorized shares of Common Stock from 90,000,000 shares to 180,000,000 shares and maintaining 5,000,000 shares of Preferred Stock. Accordingly, only the number of shares of Common Stock available for issuance will be increased as a result of the proposed amendment. The form of amendment to our Certificate of Incorporation is attached to this Proxy Statement as Appendix B. If approved by the stockholders, the proposed amendment will become effective upon the filing of the Amendment to the Certificate of Incorporation with the Secretary of State of Delaware, which will occur as soon as reasonably practicable.

As of January 2, 2010, GSI had 60,033,190 shares of Common Stock outstanding and the following number of shares of Common Stock reserved for issuance:

- 8,801,089 shares of Common Stock (i) reserved for issuance upon exercise of outstanding options, (ii) reserved for issuance upon vesting of outstanding restricted stock unit awards and (iii) reserved for issuance of additional awards under the Prior Plans;
- 12,500 shares of Common Stock reserved for issuance upon exercise of outstanding warrants; and
- a maximum of 10,031,156 shares of common stock that could be issued upon conversion of outstanding convertible notes, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events.

In addition, the Company has reserved 3,500,000 shares of Common Stock for awards under the 2010 Equity Incentive Plan described in "Proposal 2 — GSI's 2010 Equity Incentive Plan."

Purpose and Background of the Increase in Authorized Shares

The Board of Directors believes that it is in GSI's best interests to increase the number of authorized shares of Common Stock in order to have additional authorized but unissued shares available for issuance to meet business needs as they arise. These business needs may include, among others, issuances of GSI's capital stock to raise capital, purchase property, invest in products or technologies, increase the number of shares of Common Stock reserved for issuance under GSI's equity incentive plans, declare stock splits or distributions and other general corporate purposes. In addition, GSI considers merger and acquisition opportunities from time to time in the ordinary course of business and may use shares of Common Stock to satisfy any portion of the consideration for such transactions. The Board of Directors has determined that the number of authorized but unissued shares of Common Stock presently available for issuance is insufficient to meet current and anticipated share issuance requirements.

The failure of stockholders to approve the proposed amendment may require GSI to forego attractive acquisition opportunities that arise in a market environment that have proven very difficult for a number of attractive companies and to increase cash compensation to replace stock-based compensation that the Board of Directors believes more closely aligns the interests of GSI with stockholders. The Board of Directors also believes that the availability of such additional shares will provide GSI with the flexibility to issue capital stock for corporate purposes that may be identified in the future by the Board of Directors, without the possible expense and delay of a special stockholders' meeting.

Additional stockholder action will not be required for the Board of Directors to issue these additional shares for any proper corporate purpose approved by the Board of Directors, except as may be required by law, regulation or the rules of any stock exchange or quotation system on which the Common Stock is then listed or quoted. Additional stockholder approval requirements may apply in the case of certain transactions, such as business combination transactions or the adoption of employee benefit plans. If any such additional shares are to be issued in connection

with potential business transactions that independently require stockholder approval, such approval will be sought at the appropriate time.

Other than as specified in this Proxy Statement, as permitted or required under the 2005 Equity Plan and under outstanding options, warrants and convertible notes or in connection with any offering that may be conducted pursuant to GSI's shelf Registration Statement on Form S-3 (Registration No. 333-163167), filed with the SEC on November 18, 2009 (the "Shelf S-3"), GSI has no present arrangements, agreements or understandings for the use of the additional shares proposed to be authorized. We reserve the right to seek a further increase in authorized shares from time to time in the future as we consider appropriate. Any future issuance of Common Stock will be subject to the rights of holders of outstanding shares of any preferred stock that we may issue in the future.

Effect on Outstanding Common Stock

The additional shares of Common Stock authorized by the amendment to the Certificate of Incorporation as described in this Proposal would have the same rights and privileges as the shares of Common Stock currently authorized and issued. The adoption of this Proposal would not have any immediate dilutive effect on the proportionate voting power or other rights of GSI's existing stockholders; however, if the Board of Directors elects to issue additional shares of Common Stock authorized pursuant to adoption of this Proposal, such issuance could have the effect of diluting equity or earnings per share, book value or the voting rights of the present holders of shares of the Common Stock. Current stockholders do not have preemptive rights under the Certificate of Incorporation and will not have such rights with respect to the additional authorized shares of Common Stock.

Potential Anti-Takeover Effect

The proposed amendment to increase the number of authorized shares of our common stock as described in this Proposal could, under certain circumstances, have an anti-takeover effect. For example, in the event of a hostile takeover attempt, it may be possible for us to issue additional shares of common stock, thereby diluting or impairing the voting power of the other outstanding shares of common stock and increasing the potential costs to acquire control of us. The amendment to our Certificate of Incorporation therefore may have the effect of discouraging unsolicited takeover attempts, thereby potentially limiting the opportunity for our stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. It also may have the effect of perpetuating our current management, including the current Board of Directors, and placing it in a better position to resist changes that our stockholders may wish to make if they are dissatisfied with the conduct of our business.

No Dissenters' Rights

No dissenters' rights are available under the Delaware General Corporation Law, the Certificate of Incorporation or GSI's Amended and Restated Bylaws to any stockholder who dissents from this Proposal.

Vote Required

The affirmative vote of a majority of the issued and outstanding shares of Common Stock is required to approve this Proposal.

Our Board of Directors unanimously recommends a vote "FOR" the Amendment to the Certificate of Incorporation to increase our authorized shares of capital stock.

PROPOSAL 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Information

The Audit Committee of the Board has appointed Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2010. Services provided to the Company and its subsidiaries by Deloitte & Touche LLP in fiscal 2009 are described under "Independent Registered Public Accounting Firm Fees."

GSI is asking its stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm. Although ratification is not required by GSI's amended and restated bylaws or otherwise, the Board of Directors is submitting the selection of Deloitte & Touche LLP to its stockholders for ratification as a matter of good corporate practice.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make such statements as they may desire.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2010.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and the Board of Directors. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of GSI and its stockholders.

Independent Registered Public Accounting Firm Fees

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") served as GSI's independent registered public accounting firm in fiscal 2009 and 2008 for the purposes of auditing GSI's annual consolidated financial statements, auditing the effectiveness of GSI's internal controls over financial reporting and reviewing GSI's quarterly financial statements. The aggregate expenses, including fees billed to GSI, for professional services rendered by Deloitte & Touche for fiscal 2009 and 2008 were as follows:

Services Rendered(1)	2009	2008
Audit Fees	$1,923,682	$2,076,845
Audit-Related Fees	188,450	928,546
Tax Fees	147,892	142,125
All Other Fees	2,000	2,000
Total	$2,262,024	$3,149,516

(1) The aggregate fees included in Audit Fees are fees billed *for* the fiscal years. The aggregate fees included in each of the other categories are fees billed *in* the fiscal years.

Audit Fees for fiscal 2009 and 2008 were for professional services rendered for the integrated audit of GSI's consolidated financial statements, including auditing the effectiveness of GSI's internal controls over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements. Audit fees for fiscal 2009 also included professional services rendered in connection with audit procedures performed related to GSI's registration statements on Form S-3. Audit fees for fiscal 2008 also included professional services rendered in connection with audit procedures performed related to GSI's registration statements on Form S-4 and Form S-8.

Audit-Related Fees for fiscal 2009 and 2008 were for due diligence related to mergers and acquisitions and audit services related to a governmental incentive program.

Tax Fees for fiscal 2009 and 2008 were for professional services for federal, state and international tax compliance, tax advice, and tax planning.

Other Fees for fiscal 2009 and 2008 were for a subscription to an on-line research library.

Pre-Approval Policies and Procedures. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by Deloitte & Touche. All audit-related services, tax services and other services must be pre-approved by the Audit Committee. In accordance with GSI's policy and applicable SEC rules and regulations, the Audit Committee pre-approves services provided to GSI by Deloitte & Touche ("Auditor Services"). Pre-approval is detailed as to the particular service or category of services. If Auditor Services are required prior to a regularly scheduled Audit Committee meeting, a member of the Audit Committee is authorized to approve such services, provided that they are consistent with GSI's policy and applicable SEC rules and regulations, and that the full Audit Committee is advised of such services at the next regularly scheduled Audit Committee meeting. For fiscal 2009 and 2008, all audit and non-audit services described above were pre-approved by the Audit Committee. The Audit Committee has considered and concluded that the provision of such audit and non-audit services by Deloitte & Touche was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information, as of March 29, 2010, concerning the beneficial ownership of GSI Common Stock by:

- each person known by GSI to be the beneficial owner of five percent or more of GSI's outstanding Common Stock;
- each Named Officer (as defined in the Summary Compensation Table) and each director and director nominee; and
- the directors, director nominees and executive officers of GSI as a group.

Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly, they include securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options or warrants within 60 days of March 29, 2010 or which are issuable upon the vesting of outstanding unvested restricted stock or restricted stock units, referred to as RSUs, within 60 days of March 29, 2010. Beneficial ownership may be disclaimed as to certain of the securities. The business address of GSI's executive officers and directors is the same as GSI's address.

Name, Position and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares
Michael G. Rubin(1) Chairman, President and Chief Executive Officer	5,495,292	8.7%
Michael R. Conn(2) Executive Vice President, Finance and Chief Financial Officer	234,645	*
Stephen J. Gold(3) Executive Vice President, Chief Information Officer and Corporate Chief Technology Officer	91,892	*

Name, Position and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares
J. Scott Hardy(4) Executive Vice President, Business Management	35,059	*
Damon Mintzer(5) Executive Vice President, Sales	88,308	*
M. Jeffrey Branman(6) Director	88,955	*
Ronald D. Fisher(7) Director	28,750	*
John A. Hunter(8) Director	25,000	*
Mark S. Menell(9) Director	15,455	*
Jeffrey F. Rayport (10) Director	66,955	*
Michael J. Donahue Director	7,667	*
Lawrence S. Smith (11) Director	39,936	*
Andrea M. Weiss Director	11,614	*
Fred Alger Management, Inc. (12) Alger Associates, Incorporated 111 Fifth Avenue New York, NY 10003	4,138,289	6.7%
Wells Fargo & Company (13) Wells Capital Management Incorporated Wells Fargo Bank, National Association Calibre Advisory Services, Inc. Wells Fargo Advisors, LLC Wells Fargo Delaware Trust Company, National Association Wachovia Bank, National Association, Evergreen Investment Management Company, LLC Wells Fargo Funds Management, LLC 420 Montgomery Street San Francisco, CA 94163	5,084,699	8.3%
All executive officers and directors as a group (14 persons)(14)	6,356,028	10.0%

* Less than one percent.

(1) Includes 1,391,551 shares issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010. Mr. Rubin has pledged a total of 4,014,274 shares of common stock held by him as security for a margin loan.

(2) Includes 197,422 shares issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010.

(3) Includes 6,500 shares issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010.

(4) Includes 18,483 shares issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010.

(5) Includes 88,307 shares issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010.

(6) Includes 80,000 shares issuable upon exercise of options that are currently exercisable.

(7) Includes 28,750 shares issuable upon exercise of options that are currently exercisable.

(8) Includes 25,000 shares issuable upon exercise of options that are currently exercisable.

(9) Includes 6,500 shares issuable upon exercise of options that are currently exercisable.

(10) Includes 58,000 shares issuable upon exercise of options that are currently exercisable.

(11) Includes 18,800 shares owned in an individual retirement investment account, 600 shares owned by a family partnership, the general partner of which is controlled by Mr. Smith, 4,796 shares owned in irrevocable trusts and 3,000 shares owned by a family charitable foundation of which Mr. Smith's wife is a trustee.

(12) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2010. By virtue of the Alger family's ownership of controlling interest in Alger Associates, Incorporated, which indirectly owns Fred Alger Management, Inc., ownership of the shares of Common Stock may be imputed to the Alger family.

(13) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 22, 2010.

(14) Includes (i) 5,945,196 shares of Common Stock beneficially owned in the aggregate by the Named Officers as set forth in this table (of which 1,702,283 are issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010); (ii) 284,332 shares of Common Stock beneficially owned in the aggregate by the directors (other than Mr. Rubin) as set forth in this table (of which 198,250 are issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of March 29, 2010); and (iii) 126,500 shares of Common Stock beneficially owned in the aggregate by executive officers (other than Named Officers) (of which 126,500 are issuable upon exercise of options that are currently exercisable).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Our Compensation Program

The compensation paid to our executive officers is structured into four broad categories:

- base salary;
- performance-based cash bonuses under our leadership bonus plan;
- equity-based compensation;
- other compensation, including non-performance-based bonuses, 401(k) matching contributions, and perquisites and other personal benefits.

Our overall compensation program with respect to our executive officers is designed to achieve the following objectives:

- to provide our executive officers with compensation that reflects their overall experience, position and responsibilities with us and expected contributions;
- to link the compensation of these officers to the achievement of our annual and long-term performance goals and to their individual performance;
- to support and encourage our financial growth and development;
- to encourage experienced, talented executives from larger companies to join a relatively smaller company with a relatively shorter operating history;
- to motivate our executive officers to continually provide excellent performance throughout the year;

- to retain the services of our executive officers so that they will continue to contribute to our long-term success;
- to encourage the career growth, promotion and advancement of our executive officers and other employees; and
- to align the interests of our executive officers with those of our stockholders by tying compensation to our financial performance.

Determination of Compensation for Named Officers Other than Our Chief Executive Officer

For purposes of this Compensation Discussion and Analysis only, and except where the context otherwise requires, references to our "Named Officers" means all of the executive officers named in the Summary Compensation Table on page 38 of this proxy statement except for Mr. Rubin, our president and chief executive officer.

Overall Compensation Program.

With respect to the Named Officers, each of the four main components of compensation are determined as part of a total compensation amount. As discussed below, each component serves to meet one or more of our compensation objectives. The allocation between each of the elements comprising the total 2009 compensation was consistent with the allocations used in prior years. In light of the uncertain economic conditions at the beginning of fiscal 2009, we implemented an across-the-board salary freeze applicable to all employees, including the Named Officers.

We believe it is important for our compensation to be competitive and attractive when compared to other companies with which we compete for talent in order to acquire the talent to lead our company. Because we have experienced a high level of growth, operate in a rapidly changing industry and have moved strategically to expand our business, we desire to attract and retain executives who will be able to lead our organization in a changing market. We believe an attractive compensation program materially aids us in our search for and retention of talented executive personnel.

The total compensation amount for our Named Officers was also established relative to our officers at levels above and below them, which we believe rewards them for increased levels of knowledge, experience and responsibility. Through fiscal 2009 we have made an effort to maintain a reasonable level of parity in compensation among Named Officers and other officers of the same or similar rank, while permitting some deviation in individual total compensation amounts to reward particular executives for individual personal achievement, overall contribution to the success of the organization and to better reflect the differentials in total compensation for executives with different roles and responsibilities. Our business has grown and diversified over the past few years and our senior executive team has grown to include a larger group of executives with more diverse roles, responsibilities and experiences. As a result, the Compensation Committee has determined that with respect to fiscal 2010 compensation, it will begin to place a greater emphasis on differentiation of executive compensation to reflect the differing skills and responsibilities of executives.

Role of Compensation Consultants. From time to time, the Compensation Committee has engaged the Hay Group to act as independent compensation consultant to the Compensation Committee to conduct compensation studies and make recommendations with respect to the executive compensation program for all executive officers other than Mr. Rubin. We believe that the Hay Group is independent because, prior to our engagement, Hay Group had not provided any services to us or any of our subsidiaries.

The Hay Group was engaged to conduct a proxy analysis of the compensation of our Named Officers and other executive officers with respect to base salary, total cash compensation and total direct compensation which was utilized to structure the compensation for our Named Officers and other executive officers for fiscal 2008. The Hay Group also provided recommendations to management and the Compensation Committee with respect to the executive compensation program for all executive officers other than Mr. Rubin. As part of the 2008 compensation study, the Compensation Committee worked with Hay Group to review and update the peer group previously used by management and the Compensation Committee as a factor in determining the executive compensation program for all executive officers other than Mr. Rubin. The goal of the review was to create a peer group that reflects companies, primarily in the internet, retail and internet software and services industries, with revenues similar to

ours which we believe we compete with when recruiting and retaining executive talent. The Hay Group has been engaged by the Compensation Committee again to update its compensation study and recommendations for purposes of evaluating and updating the compensation program for all executive officers other than Mr. Rubin for fiscal 2010.

The Compensation Committee reviewed the results of the analysis conducted by the Hay Group for fiscal 2008 as one of the factors in reviewing current compensation practices and in determining the compensation packages of the Named Officers in fiscal 2009 but did not benchmark the compensation of Named Officers against the results of the Hay Group analysis.

Role of Management. Mr. Rubin makes recommendations to the Compensation Committee as to the total compensation package and each of the components of compensation for each of the company's executive officers, including the Named Officers. Mr. Rubin also makes recommendations to the Compensation Committee as to the performance goals discussed below for each executive officer, including the Named Officers. Mr. Rubin consults with James Flanagan, Executive Vice President, Human Resources and Mr. Conn in making these recommendations to the Compensation Committee.

Base Salary. Base salary represents amounts paid during the year to Named Officers as direct compensation for their services to us. Moreover, base salary and increases to base salary recognize the overall experience, position and responsibilities of the executive and expected contributions to our performance.

For fiscal 2009, as part of an across-the-board salary freeze, the Compensation Committee decided to maintain base salaries of each of the Named Officers at the same level they were in fiscal 2008. We also use our base salary to attract and retain top quality executives and other management employees from other companies. Accordingly, Mr. Conn's base salary was $390,000, Mr. Gold's base salary was $404,000, Mr. Hardy's base salary was $415,000 and Mr. Mintzer's base salary was $444,158 for fiscal 2009.

Performance-Based Cash Bonuses. We use cash bonuses to reward eligible employees, including the Named Officers, for our financial performance and to a lesser extent their individual performance during the year. These bonuses are designed to reward these employees for their short-term contributions to our company and to link compensation to our annual financial performance goals. The performance-based cash bonus plan is referred to as the leadership bonus plan.

Under the leadership bonus plan for fiscal 2009, the Compensation Committee set bonus targets and the performance goal for eligible employees, including the Named Officers, in March 2009. The Compensation Committee established the target award for each employee who is eligible under the leadership bonus plan, including each Named Officer, as a percentage of base salary. For 2009, each Named Officer's bonus target award was equal to 50% of the Named Officer's base salary.

In August 2009 the Compensation Committee approved the amendment to Mr. Gold's offer letter, discussed below at "Employment Agreements and Arrangement — Stephen J. Gold." The Compensation Committee approved the amendment after reviewing Mr. Gold's role and responsibilities, his performance and the performance of the business units Mr. Gold is responsible for overseeing. Under the amendment, Mr. Gold was entitled to an additional bonus of up to 50% of his annual base salary based on his achievement of performance and developmental goals to be established by the Compensation Committee. The Compensation Committee established performance targets for Mr. Gold relating to the performance of the business units reporting to Mr. Gold. The performance targets were subjective in nature the Committee did not assign particular weights to the achievement of these targets.

The Compensation Committee selected Non-GAAP Income from Operations as the sole performance target. Non-GAAP Income from Operations was defined as: income from operations excluding the effects of stock-based compensation, depreciation and amortization expenses, transaction and due diligence expenses relating to acquisitions, after taking into affect any payment of incentives under the leadership bonus plan for fiscal 2009, and excluding any one time significant gains or losses on assets or equity sales or any other extraordinary, non-operating revenue or expense.

Non-GAAP Income from Operations was chosen as the performance metric under the leadership bonus plan because the Compensation Committee determined it was the most significant financial metric used by management and our investors to evaluate our performance.

For fiscal 2009, the target was based upon management-developed long-term operating and financial forecasts and the target level for a 100% payout was derived from the high end of the fiscal 2009 guidance range for Non-GAAP Income from Operations we publicly announced in February 2009. The Compensation Committee used the high end of guidance as the basis for the performance target in order to set an aggressive target that rewards our management team for achieving strong financial performance.

The fiscal 2009 Non-GAAP Income from Operations thresholds and corresponding leadership bonus plan payouts are set forth in the following table. Awards for results between the levels indicated in the table below would have been determined by linear interpolation.

Non-GAAP Income from Operations	Percentage of Target Award Paid
$78.6 million (85% of target)	10%
$83.3 million (90% of target)	40%
$87.9 million (95% of target)	70%
$92.5 million (100% of target)	100%
$101.8 million (110% of target)	125%
$111.0m or greater (120% of target)	150%

Under the leadership bonus plan, the Compensation Committee has the flexibility to increase, decrease or eliminate the amounts paid under the leadership bonus plan, based on individual performance during the year and other factors, regardless of whether the targets were met. The decision to increase or decrease an actual payout award is generally based on a variety of subjective factors the Compensation Committee deems appropriate. Having discretion with respect to individual performance permits individual performance to have a more direct impact on the ultimate payment received by each eligible employee. In the event the performance targets are not met, the Compensation Committee can reward individuals who exhibit superior individual performance during the year. Also, in the event the performance targets are met, the Compensation Committee can adjust downward a payout to an individual who did not perform up to expectations.

After reviewing our performance against its operating plan for fiscal 2009, the Compensation Committee determined that the financial performance of businesses acquired during fiscal 2009 and certain non-recurring revenue items were not reflective of our operating performance in fiscal 2009, achievement against management's operating plan, or achievement against the performance targets set by the Compensation Committee at the beginning of the year. The Compensation Committee determined that these items constituted extraordinary items that were excluded from the calculation of Non-GAAP Income from operations. In addition, the Compensation Committee determined that it was in the best interests of our company to exercise its discretion to reduce the payments to all eligible employees, including the Named Officers, and use the amount of the reduction to create a bonus pool for certain non-eligible employees. For all corporate employees eligible to participate in the leadership bonus plan, including the Named Officers, the fiscal 2009 payment under the leadership bonus plan was 111% of the target award after excluding extraordinary items and creating the bonus pool for non-eligible employees. Without these adjustments, the payments to Named Officers would have been approximately 129% of the target award.

In addition, the Compensation Committee adjusted Mr. Mintzer's bonus upward by $50,000 based on his performance and contributions to our company during fiscal 2009. After reviewing Mr. Gold's performance and the additional performance targets, the Compensation Committee determined that Mr. Gold was entitled to an additional bonus in the amount of $100,000 based on his achievement of performance and developmental goals established by the Compensation Committee.

For fiscal 2009, the Named Officers received the following performance-based cash bonuses:

Name	2009 Base Salary	Leadership Bonus Plan Target as a % of Base Salary	Leadership Bonus Plan Target	Leadership Bonus Plan Payment Received	Leadership Bonus Plan Payment as Percent of Target	Additional Bonus Payment
Michael R. Conn	$390,000	50%	$195,000	$216,420	111%	N/A
Stephen J. Gold	$404,000	50%	$202,000	$224,189	111%	$100,000
J. Scott Hardy	$415,000	50%	$207,500	$230,924	111%	N/A
Damon Mintzer	$444,158	50%	$222,079	$296,474	133%	N/A

Equity-Based Compensation. All equity-based compensation issued to our Named Officers in 2009 took the form of restricted stock units, or RSUs, entitling the holder to receive shares of our common stock upon the vesting date. Historically, through fiscal 2005, we used a combination of stock options, restricted stock and RSUs, with greater emphasis placed on stock options. From fiscal 2006 through the present, we have awarded only RSUs to our Named Officers. As the result of the volatility of our common stock, we determined that issuing stock options would result in a larger compensation expense than issuing RSUs because the accounting value of our options exceeds their perceived value to our employees. Additionally, the use of stock options would result in a larger pool of equity being granted and have a less favorable impact on share utilization than RSUs. We also chose to issue RSUs rather than restricted stock because RSUs do not require the issuance of common stock unless and until they are vested and received by the employee and do not result in a tax event for the employee until shares are received.

Generally, we make three types of RSU grants to our Named Officers:

- initial grants upon hiring;
- annual grants; and
- retention grants.

An initial grant of RSUs when an executive officer is hired serves to help us recruit new executives, especially executives we seek to hire from larger, more financially stable companies with longer and historically more profitable and predictable operating histories. Because these initial grants are structured as an incentive for employment, the amount of these grants may vary from executive to executive depending on the particular circumstances of the executive. None of the Named Officers were hired in 2009. Accordingly, we did not make any initial RSU grants to the Named Officers.

Annual, time-vested grants of RSUs are designed to compensate our executives, including our Named Officers, for their contributions to our long-term performance. On March 10, 2009, Messrs. Conn and Hardy each received an RSU award with a grant date fair market value of $301,815 and Messrs. Gold and Mintzer each received an RSU award with a grant date fair market value of $275,340.

The Compensation Committee makes retention grants from time-to-time to retain the services of key employees. There were no retention grants awarded to Named Officers in 2009.

In March 2009, the Compensation Committee determined that RSU awards would be made on the basis of a number of shares determined by the Compensation Committee at its discretion, rather than on the basis of a target dollar value. This determination was made in light of the impact on equity utilization of the previous practice, where fixed target dollar values were divided by a fluctuating stock price. Due to the recent volatility in our stock price, it became difficult to forecast the number of shares to be awarded under fixed dollar value awards. For example, during fiscal 2009, the sales price of our common stock ranged from $7.35 to $26.00. Determining the number of shares subject to awards based on share targets set at the discretion of the Compensation Committee gives the Compensation Committee greater control over the number of shares awarded in a given year.

Our annual grants of equity awards historically have been approved at the first regularly scheduled Compensation Committee meeting of each fiscal year, which typically occurs one to two weeks after we issue our year-end earnings release. For new hires, we generally approve grants of equity compensation at the regularly scheduled quarterly Compensation Committee meeting following acceptance of an offer of employment, which meetings are typically held two weeks after our quarterly earnings release, although we occasionally find it necessary to approve

a grant between these quarterly meetings. In such a case, it is company policy to hold a telephonic special meeting of the Compensation Committee. While we prefer not to take action by written consent to grant equity-based awards, we do not prohibit the Compensation Committee from doing so where necessary or desirable.

In general, RSUs granted to Named Officers as either initial or annual grants vest in equal annual installments over a four-year period. The Compensation Committee selected a four-year vesting schedule for initial and annual grants to reflect our objectives of rewarding each Named Officer's contributions to our long-term performance and aligning their interests with those of our stockholders.

All of the RSUs awarded to Named Officers in 2009 vest based upon the continued employment of the Named Officer upon each of the respective vesting dates.

Non-Performance-Based Cash Bonuses. The Compensation Committee has, from time to time, granted non-performance-based bonuses to new employees. This type of bonus is used to attract and recruit qualified executives and is not based on specific individual or company performance achievements. In most cases these non-performance payments are designed to "buy out" a candidate who is leaving a cash incentive, equity, pension or other compensation at the candidate's former employer. In fiscal 2009, none of the Named Officers received a non-performance-based cash bonus.

Change in Control Agreements. On August 1, 2006, the Compensation Committee approved a form of change in control agreement for certain members of senior management, including our current Named Officers, and certain other employees. We implemented this form to standardize the applicable change in control protections among our senior management and other key employees (except Mr. Rubin), which until that time had varied from executive to executive. We believe that change in control protections are important to protect our Named Officers from a termination or significant change in responsibilities arising after a change in control of GSI. Equity awards are a significant component of the compensation packages of our Named Officers and these protections provide that the Named Officers will not lose the value of these awards due to certain change of control events not related to the performance of any individual executive. Each Named Officer other than Mr. Mintzer has entered into the standard form of change of control agreement.

Among other things, these agreements provide for a "double trigger" mechanism, requiring both a change in control and an ensuing negative employment action before severance is payable. The double trigger mechanism was chosen so that the vesting of equity awards would not accelerate in connection with a change in control where an executive had not suffered any adverse employment consequences. Generally, these change in control provisions provide that all previously unvested equity awards held by the executive will vest in full, and the post-termination exercise period for stock options will be extended until the option's expiration date.

Determination of Compensation for GSI's Chief Executive Officer

On August 23, 2006, we entered into a new employment arrangement with Mr. Rubin, which restructured his overall compensation program. The Compensation Committee approved this arrangement on August 1, 2006, following negotiations between the Compensation Committee and Mr. Rubin. The Compensation Committee was advised in these negotiations by Semler Brossy Consulting Group, its independent compensation consultant, and Gibson, Dunn & Crutcher LLP, as outside independent legal counsel. The Compensation Committee believed that Semler Brossy Consulting Group was independent because Semler Brossy did not provide consulting or other services to us or any of our subsidiaries prior to the engagement. The Compensation Committee believed that Gibson Dunn was impendent, because, although Gibson Dunn had previously provided legal services to the Board or committees of the Board to act as independent legal counsel, it had not provided legal services to us or our subsidiaries. Mr. Rubin was represented by separate legal counsel. In determining this employment arrangement, the Compensation Committee considered compensation paid to chief executive officers of internet based companies and retailers with similar focuses and revenue sizes of GSI in 2006, compensation paid to then executive officers of GSI and Mr. Rubin's leadership, industry knowledge and business development skills as well as the importance of his vision and drive to our future success.

The components of Mr. Rubin's compensation package approved by our Compensation Committee, effective July 1, 2006, are as follows:

- annual base salary of $474,000 in cash;
- an annual grant of RSUs with a fair market value on the date of grant of $675,000;
- the opportunity to receive a performance-based RSU, or PRSU, award with a target fair market value of $1.4 million each year;
- the opportunity to participate in all benefit plans and programs offered to our senior executives, except for equity incentive, stock option or bonus plans or programs other than as provided for in the employment agreement; and
- reimbursement by us for all actual, ordinary, necessary and reasonable expenses Mr. Rubin incurs during the performance of his duties.

Mr. Rubin is not eligible to participate in our leadership bonus plan. For more information, see "— Employment Agreements and Arrangements — Michael G. Rubin."

Overall Compensation Program. Mr. Rubin's compensation was determined on a target range for Mr. Rubin's total compensation established by the Compensation Committee in negotiations with Mr. Rubin. The Compensation Committee determined that the total amount of compensation to be received, including annual salary, annual grant of RSUs and annual grant of PRSUs, should be approximately $2.6 and $3.3 million at the target and maximum levels, respectively.

In recognition of the potential total value of Mr. Rubin's compensation package, the Compensation Committee structured the bulk of Mr. Rubin's equity compensation in the form of PRSU grants, which cannot be earned unless we have achieved performance goals set by the Compensation Committee. Mr. Rubin is our only executive officer to receive PRSUs at this time, which underscores the Compensation Committee's belief that Mr. Rubin's involvement with GSI is unique and critical to our future success. This structure also aligns a significant part of Mr. Rubin's compensation with our stockholders by ensuring that a significant portion of Mr. Rubin's compensation is tied to our long-term financial performance and stock price.

Base Salary. Base salary represents the amount paid to Mr. Rubin during the year as direct compensation for his services. The base salary for Mr. Rubin during the term of the employment agreement was set at $474,000. The Compensation Committee maintained Mr. Rubin's base salary at $474,000 for fiscal 2009.

Annual RSU Grant. The annual RSU grant with a fair market value of $675,000 was computed by multiplying Mr. Rubin's base salary by a factor of approximately 1.4. This relationship between base salary and the RSU grant was set by taking into consideration the relationship between these compensation components for other members of our senior management team. The Compensation Committee chose to make an annual grant rather than a multi-year grant because of our lack of predictable long-term financial results and our desire to maintain maximum flexibility to determine the amount and vesting of grants each year as our operations and compensation needs change. Mr. Rubin's annual RSU grant vests in equal annual installments over a four-year period. The annual RSU grant for Mr. Rubin serves the same purpose as the annual time-vested RSU grants issued to our Named Officers; that is, to reward Mr. Rubin for his individual contribution to our long-term performance. Also, the time-based vesting feature of this grant rewards Mr. Rubin for continuing to lead us in the long-term and provides balance to the substantial amount of performance-based awards in Mr. Rubin's total compensation, as described below.

This component of Mr. Rubin's compensation was paid in RSUs rather than cash for several reasons. The ownership of equity aligns Mr. Rubin's interests more closely with those of our stockholders, as the value of the compensation will change depending upon the market price of our stock. Furthermore, the issuance of our common stock under this RSU grant is conditioned upon Mr. Rubin's continued employment with us, which provides Mr. Rubin additional incentive to remain with us. We also considered it significant that Mr. Rubin specifically requested to receive his performance-based compensation in PRSUs rather than cash.

As discussed above under "— Determination of Compensation for Named Officers Other than Our chief Executive Officer — Equity Based Compensation," in fiscal 2009, the Compensation Committee determined that annual RSU awards for all employees would be determined with respect to a target number of shares set at the discretion of the Compensation Committee rather than based upon target dollar values. In March 2009, in lieu of Mr. Rubin's annual RSU grant under his employment agreement in the amount of $675,000, the Compensation Committee and Mr. Rubin agreed that he would receive an RSU award for 45,000 shares of Common Stock. The grant date fair market value of this award was $476,550.

Performance-Based RSU Grant. Under Mr. Rubin's employment agreement, his total compensation has been heavily weighted towards performance-based incentive compensation. Consistent with our compensation philosophies described above, this element of compensation is based on both annual and longer-term company performance.

The Compensation Committee preferred this type of performance-vested equity award to other alternatives, such as a cash bonus, stock options, additional time-vested RSUs and a value-sharing plan. We believe that the PRSU award closely aligns chief executive officer compensation to our long-term stock and financial performance and stockholder return. The number of shares earned is determined by the Compensation Committee based upon our annual performance against the performance target set at the beginning of the year and the ultimate value to Mr. Rubin will be determined by the performance of our stock over the vesting period. Also, Mr. Rubin's performance-based compensation represents approximately 55% of his total compensation at the target level and approximately 65% at the maximum level, which is also appropriate given the Compensation Committee's desire to provide Mr. Rubin with a competitive total compensation package. Mr. Rubin's annual PRSU grant vests in equal annual installments over a two-year period. In addition to tying Mr. Rubin's compensation to our financial performance, the annual PRSU grant encourages Mr. Rubin to continue to lead us in the long-term. Given our historical rapid rate of business expansion, we have found it difficult to predict or forecast accurately our operating results for periods greater than a year and the Compensation Committee determined that annual rather than multi-year targets were appropriate.

The Compensation Committee chose the same performance target and payment schedule for Mr. Rubin's 2009 PRSU award as it chose for the leadership bonus plan for fiscal 2009 applicable to the Named Executives and described above. On March 2, 2010, the Compensation Committee determined that based on our performance during fiscal 2009 and the considerations discussed above, Mr. Rubin had earned 111% of the target shares.

The following table illustrates the number of shares Mr. Rubin will receive, subject to the two year vesting provisions, under his 2009 PRSU Award:

Target Number of Shares	Percent of Target Shares Earned	Number of Shares Earned
132,200	111%	146,742

Change in Control and Severance Provisions. Mr. Rubin's employment agreement contains termination provisions that provide him with a severance arrangement of approximately $2.5 million payable over 24 months plus continuation of his medical benefits for up to 24 months if his employment is terminated without cause or if he terminates his employment for good reason, as defined in Mr. Rubin's employment agreement, including within a specified period of time after a change in control. However, Mr. Rubin would forfeit any unvested PRSUs and RSUs, other than with respect to a termination in connection with a change in control. See "— Potential Payments Upon Termination of Employment or Change in Control."

The Compensation Committee provided Mr. Rubin with these severance provisions to protect him in the event of an actual termination of his employment agreement for no reason or a constructive termination of the agreement. We selected a severance payment amount that was approximately equal to the total current value of his base salary, annual RSUs and performance-based RSUs for one year.

Mr. Rubin agreed that as a condition prior to receiving any severance payments, he will provide us with a general release and to abide by customary confidentiality and non-disparagement provisions. He also agreed not to compete with us while we are paying him severance, which also prohibits him from soliciting employees, consultants, agents, representatives, partners, customers, clients or prospects of us or any of our subsidiaries.

Other Compensation Components

401(k) Plan Matching Contributions. For 2009, we matched, in cash, contributions to our 401(k) plan that each employee, including each Named Officer and Mr. Rubin, made during the year in an amount of $.25 on each dollar contributed. For each eligible employee, this match is limited to contributions equaling six percent of such employee's salary and is subject to further limitations imposed through Internal Revenue Service discrimination testing. We provide these matching grants to all of our employees, including Named Officers and Mr. Rubin, who participate in the 401(k) plan, to encourage them to systematically save for retirement.

Deferred Compensation Plan. We maintain a non-qualified deferred compensation plan that allows eligible employees, including Named Officers and Mr. Rubin, to defer compensation that the employee cannot defer under the applicable tax-qualified plans because of limits under the Internal Revenue Code on the amount of compensation that can be deferred. There is currently no company match under our deferred compensation plan. Mr. Rubin and some of our executive officers have elected to participate in this plan in the past, although neither Mr. Rubin nor any of Named Officers contributed to this plan in fiscal 2009. For more information, see "-Nonqualified Deferred Compensation."

Perquisites, Personal Benefits and Other Compensation. During 2009, each of our Named Officers and Mr. Rubin received a limited amount of perquisites and other personal benefits that we paid on their behalf or for which we provided reimbursement. We believe that the nature of the perquisites, as well as total cost of perquisites provided in 2009, is reasonable. The perquisites and other personal benefits provided to our Named Officers are disclosed below in the "Summary Compensation Table."

Policy on Deductibility of Compensation

Our policy is to maximize the tax deductibility of compensation paid to our most highly compensated executives under Section 162(m) of the Internal Revenue Code and related regulations. Our stockholders have approved our 2005 Equity Plan, our Leadership Incentive Plan, and the performance criteria formula that are designed and administered to qualify compensation awarded under these plans as "performance-based." Mr. Rubin's PRSU award has been structured to qualify as performance-based compensation exempt from the limitations on deductibility imposed by Section 162(m). We may, however, authorize payments to our Named Officers that may not be fully deductible if we believe such payments are in our stockholders' interests. For fiscal 2009, we did not make any payments to our Named Officers which were not fully deductible. For fiscal 2009, approximately $391,000 paid to Mr. Rubin was not deductible. The non- deductibility of this amount resulted from the vesting of non-performance RSU awards made in prior years which vested in fiscal 2009.

Compensation Committee Report

The information contained in this Compensation Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Compensation Committee Report will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Exchange Act, except to the extent that we may specifically incorporate it by reference into a future filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section appearing above with GSI's management. Based on this review and these discussions, the Compensation Committee recommended to GSI's Board of Directors that the Compensation Discussion and Analysis be included in GSI's Annual Report on Form 10-K for fiscal 2009 and in this proxy statement.

Andrea M. Weiss (Chairwoman)
John A. Hunter
Jeffrey F. Rayport

Summary Compensation Table

The following table summarizes compensation earned during fiscal 2009, fiscal 2008 and fiscal 2007 by GSI's chief executive officer, chief financial officer, and each of GSI's three other most highly compensated executive officers. GSI refers to these individuals throughout this proxy statement as the "Named Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Michael G. Rubin	2009	474,000	—	1,876,548	—	—	4,055	2,354,603
Chairman, President and	2008	474,000	—	2,777,285	—	—	7,130	3,258,415
Chief Executive Officer (principal executive officer)	2007	474,000	—	3,125,000	—	—	6,984	3,605,984
Michael R. Conn	2009	390,000	—	301,815	—	216,420	10,585	918,820
Executive Vice President,	2008	390,000	—	490,611	—	125,702	13,130	1,019,443
Finance and Chief Financial Officer (principal financial officer)	2007	375,000	—	325,000	—	—	12,984	712,984
Stephen J. Gold	2009	404,000	—	275,340	—	324,189	52,585	1,056,114
Executive Vice President,	2008	404,000	—	845,864	—	119,180	37,130	1,406,174
Chief Information Officer and Corporate Chief Technology Officer	2007	389,000	—	325,000	—	—	36,984	750,984
J. Scott Hardy(5)	2009	415,000	—	301,815	—	230,294	3,914	951,023
Executive Vice President,	2008	415,000	—	350,000	—	122,425	69,787	957,212
Business Management	2007	246,154	300,000(6)	1,250,000	—	—	107,697	1,903,851
Damon Mintzer	2009	444,158	—	275,340	—	296,474	4,585	1,020,557
Executive Vice President,	2008	444,158	—	524,373	—	131,027	7,130	1,106,688
Sales	2007	429,159	—	325,000	—	—	6,984	761,143

(1) The amounts included in the "Stock Awards" column represent the aggregate grant date fair value for stock awards granted during fiscal 2009, 2008 and 2007 computed in accordance with Codification Topic 718. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements in GSI's annual report on Form 10-K for fiscal 2009. See the "Grants of Plan Based Awards Table" for more information regarding the stock awards GSI granted in fiscal 2009.

(2) GSI did not grant any stock option awards in fiscal 2009, 2008 and 2007 to its Named Officers.

(3) For fiscal 2009, represents amounts earned under the 2009 Leadership Bonus Plan. For fiscal 2008, represents amounts earned under the 2008 Leadership Bonus Plan. In fiscal 2007, no amounts were earned under the 2007 Leadership Bonus Plan.

(4) All other compensation for fiscal 2009 consisted of the amounts shown in the table below:

Executive Officer	Other Benefits ($)	Company Contributions to 401(k) Plan ($)	Company Paid Life Insurance Premiums ($)	Total all Other Compensation ($)
Michael G. Rubin	—	3,852	203	4,055
Michael R. Conn	6,000	4,382	203	10,585
Stephen J. Gold	48,000	4,382	203	52,585
J. Scott Hardy	—	3,711	203	3,914
Damon Mintzer	—	4,382	203	4,585

Other benefits consisted of the following: (i) for Mr. Conn, a car allowance; and (ii) for Mr. Gold, reimbursement for housing expenses.

Additionally, GSI purchases season tickets to sporting events for business use. If the tickets are not used for business purposes, they are made available to GSI's directors, officers and other employees for personal use. There is no incremental cost to GSI for the personal use of such tickets.

(5) Mr. Hardy joined GSI in May 2007.

(6) Pursuant to Mr. Hardy's offer letter, in fiscal 2007, he was guaranteed to receive a signing bonus of $100,000 and a bonus of $200,000.

Grants of Plan-Based Awards

The following table summarizes non-equity and equity awards granted by GSI in fiscal 2009 to its Named Officers. For a discussion concerning the awards granted in fiscal 2009, see the preceding "— Compensation Discussion and Analysis" and "— Employment Agreements and Arrangements" which follows. The performance restricted stock units and restricted stock units shown in the table below are not entitled to the payment of dividends declared on GSI's common stock.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Possible Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units(4)	Grant Date Fair Value of Stock and Option Awards(5)
Name	**Award Type(1)**	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**($)**
Michael G. Rubin	RSU	3/10/09	—	—	—	—	—	—	45,000(6)	476,550
Chairman, President and Chief Executive Officer (principal executive officer)	PRSU	3/10/09	—	—	—	13,220	132,200	198,300	—	1,399,998(7)
Michael R. Conn	RSU	3/10/09	—	—	—	—	—	—	28,500(6)	301,815
Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	LBP	3/10/09	19,500	195,000	292,500	—	—	—	—	—
Stephen J. Gold,	RSU	3/10/09	—	—	—	—	—	—	26,000(6)	275,340
Executive Vice President, Chief Information Officer and Corporate Chief Technology Officer	LBP	3/10/09	20,200	302,000	403,000	—	—	—	—	—
J. Scott Hardy	RSU	3/10/09	—	—	—	—	—	—	28,500(6)	301,815
Executive Vice President and Business Management	LBP	3/10/09	20,750	207,500	311,250	—	—	—	—	—
Damon Mintzer	RSU	3/10/09	—	—	—	—	—	—	26,000(6)	275,340
Executive Vice President, Sales	LBP	3/10/09	22,208	222,079	333,119	—	—	—	—	—

(1) Award Type:
RSU = Restricted Stock Unit
PRSU = Performance Restricted Stock Unit
LBP = Leadership Bonus Plan

(2) Represents bonuses payable under GSI's 2009 Leadership Bonus Plan. The amount shown in the "Threshold" column represents the bonus payable assuming the minimum performance threshold for payments under that plan is achieved, the amount shown in the "Target" column represents the bonus payable assuming that the performance target under that plan is achieved and the amount shown in the "Maximum" column represents the maximum bonus payable under that plan, if the performance target is achieved and exceeded, based upon the individual's performance. In addition to bonuses payable under GSI's 2009 Leadership Bonus Plan, Mr. Gold's target and maximum awards include $100,000 of additional bonus opportunity pursuant to his amended offer letter.

(3) Represents awards of performance restricted stock units made to Mr. Rubin under his employment agreement. See "Employment Agreements and Arrangements — Michael G. Rubin."

(4) All restricted stock units were granted under the 2005 Equity Plan.

(5) GSI did not grant any stock options in fiscal 2009 to the Named Officers

(6) This restricted stock unit award vests as to 25% of the total number of shares subject to the award on each of April 20th of 2010, 2011, 2012 and 2013.

(7) Represents the grant date fair value of the performance restricted stock units at the target level. On March 2, 2010, the Compensation Committee determined that 146,742 shares, with a grant date fair value of $1,553,998, were earned. The grant date fair value of the performance restricted stock units at the maximum level was $2,099,997. This performance restricted stock unit is scheduled to vest as to 50% of the total number of shares subject to the award on April 20, 2011 and April 20, 2012.

Employment Agreements and Arrangements

The following describes employment agreements and arrangements with GSI's Named Officers:

Michael G. Rubin. On August 23, 2006, GSI entered into an employment agreement with Michael G. Rubin, its chairman, president and chief executive officer. The employment agreement was effective as of July 1, 2006 with an initial term of one and one-half years until December 31, 2007 and automatically renews for subsequent one year periods thereafter until a notice of nonrenewal is delivered by GSI or Mr. Rubin. The employment agreement has automatically renewed for a one year term ending December 31, 2010.

Under the employment agreement, Mr. Rubin receives an annual base salary of $474,000 per year and an annual restricted stock unit award granted under GSI's 2005 Equity Plan with an aggregate fair market value of at least $675,000 as of the date of grant. The annual stock award will vest as to 25% of the total number of restricted stock units annually in each of the first four years following the year of grant. Such vesting will be subject to Mr. Rubin's "continuous service," as defined in the 2005 Equity Plan, to the Company and to acceleration in certain circumstances following a change in control. In lieu of Mr. Rubin's annual restricted stock unit award in 2009 under his employment agreement in the amount of $675,000, the Compensation Committee and Mr. Rubin agreed that he would receive a restricted stock unit award for 45,000 shares of Common Stock. On March 10, 2009, the Compensation Committee granted Mr. Rubin a restricted stock unit award for 45,000 shares, representing the annual stock award for 2009. The grant date fair value of this award was $476,550.

Mr. Rubin also is entitled to receive an award of performance restricted stock units, referred to as a "PRSU Award," to be granted on or before March 31 of each year. The number of shares to be issued pursuant to a PRSU Award is based on the Company achieving certain performance targets during a certain performance period, each as established by the Compensation Committee of GSI's Board of Directors. Depending on the level of the performance targets that is achieved during the performance period, Mr. Rubin will be entitled to the issuance of shares having a fair market value, as of the date of grant, of between $700,000 and $2,100,000. If the Company fails to achieve the 90% level of the performance targets, Mr. Rubin will not be entitled to the issuance of any shares. Once issued, the shares will be subject to additional time based vesting restrictions, with 50% of the shares vesting annually in each of the first two years following the year the Compensation Committee determines that the PRSU Award is earned.

The employment agreement contains a "clawback" provision. In the event that the Board or the Compensation Committee determines in good faith that the earlier determination as to the achievement of the performance targets was based on incorrect data, which incorrect data would require the restatement of GSI's financial statements for reasons other than changes in law or accounting principles, and that in fact the performance targets had not been achieved or had been achieved to a lesser extent than originally determined and a portion of any performance restricted stock units granted under any PRSU Award would not have been issued, vested or settled, given the correct data, then:

- such portion of performance restricted stock units that were issued shall be forfeited and cancelled as provided by the Board or the Compensation Committee;
- such portion of performance restricted stock units that became vested will be deemed to be not vested and will be deemed to be forfeited and cancelled as provided by the Board or the Compensation Committee; and
- such portion of performance restricted stock units that were settled in exchange for shares of GSI's stock shall be paid by Mr. Rubin to GSI upon notice from GSI as provided by the Board or the Compensation Committee.

On March 10, 2009, under Mr. Rubin's employment agreement described above, the Compensation Committee granted Mr. Rubin a PRSU Award for 132,200 shares, referred to as the target units, representing the PSRU Award for 2009. If the Company achieved 100% of the non-GAAP income from operations target established by the Compensation Committee for fiscal 2009, Mr. Rubin would have received 100% of the target units. If the Company failed to achieve 90% of the non-GAAP income from operations target for the performance period, Mr. Rubin would have received no shares. The performance restricted stock unit vests in the following increments, or earlier upon certain events, in two equal installments on April 20, 2011 and April 20, 2012. Vested performance units result in the delivery to Mr. Rubin of shares of common stock. On March 2, 2010, the Compensation Committee determined that Mr. Rubin earned 146,742 performance restricted stock units for fiscal 2009.

Mr. Rubin will also continue to be entitled to participate in the Company's stock purchase, profit sharing, savings, health insurance, life insurance, group insurance, disability insurance, pension, retirement and other benefit plans or programs on the same terms and to the same extent as the other senior executives of the Company.

Michael R. Conn. GSI does not have an employment agreement with Michael R. Conn, GSI's executive vice president, finance and chief financial officer. Mr. Conn will receive an annual base salary of $390,000 in fiscal 2010 and is entitled to participate in GSI's bonus and equity award plans. Mr. Conn also receives a car allowance.

Stephen J. Gold. On January 31, 2005, GSI entered into an offer letter with Mr. Gold to serve as GSI's executive vice president, chief information officer and corporate chief technology officer, which was amended on July 31, 2009. Under this letter, Mr. Gold is entitled to (i) receive an annual base salary of $325,000 to be increased to $350,0000 beginning January 1, 2006, subject to review annually, (ii) participate in the annual bonus plan available to GSI's similarly situated employees, (iii) eligible to earn an additional bonus of up to 50% of his annual base salary based on the achievement of individual and developmental goals ("Additional Bonus"), (iv) receive a housing allowance of $2,500 per month, less payroll deductions and all required withholdings, for the duration of his employment and (v) other benefits similar to those provided to GSI's other officers. Mr. Gold agreed to repay any Additional Bonus to GSI if, within nine months after receiving the bonus, he resigns from GSI for any reason or GSI terminates his employment for "cause" as defined in the offer letter. See also "— Potential Payments Upon Termination of Employment or Change in Control." Mr. Gold will receive an annual base salary of $404,000 in fiscal 2010.

J. Scott Hardy. On March 26, 2007, GSI entered into an offer letter with Mr. Hardy to serve as its executive vice president, business management. Under this letter, Mr. Hardy is entitled to (i) receive an annual base salary of $400,000; (ii) participate in the annual bonus plan available to similarly situated employees at GSI; and (iii) participate in all employee benefit plans or programs provided to similarly situated employees at GSI. Mr. Hardy and GSI may terminate Mr. Hardy's employment at any time and for any reason. See also "— Potential Payments Upon Termination of Employment or Change in Control." Mr. Hardy will receive an annual base salary of $415,000 in fiscal 2010.

Damon Mintzer. GSI does not have an employment agreement with Damon Mintzer, GSI's executive vice president, sales. Mr. Mintzer will receive an annual base salary of $444,158 in fiscal 2010 and is entitled to participate in GSI's bonus and equity award plans. In addition, Mr. Mintzer may earn an additional bonus of up to 37.5% of his fiscal 2010 base salary for his performance during fiscal 2010 as determined by the Compensation Committee.

2009 Leadership Bonus Plan

On March 10, 2009, GSI's Compensation Committee approved the 2009 leadership bonus plan for certain management-level employees, including the Named Officers. Under the 2009 leadership bonus plan, Named Officers, would receive an annual incentive cash bonus targeted at 50% of base salary if: (i) GSI achieved certain non-GAAP income from operations (income from operations excluding the effects of stock-based compensation, depreciation and amortization expenses, transaction and due diligence expenses relating to acquisitions, and excluding any one time significant gains or losses on assets or equity sales or any other extraordinary, non-operating revenue or expense, net of bonus payments under the 2009 leadership bonus plan) targets as determined by GSI's Compensation Committee; and (ii) the eligible employee performed at an acceptable level as determined by Mr. Rubin. In addition, the amount of bonus that a participant would actually receive may be adjusted upward, downward or eliminated, based on that individual's performance during the year. Each eligible participant's bonus will be funded from a fixed pool.

See "Compensation Discussion and Analysis" for a discussion regarding the amount of salary and bonus in proportion to the total compensation of the Named Officers as well as the targets under the 2009 Leadership Bonus Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes stock option and stock awards held by GSI's Named Officers at the end of Fiscal 2009.

			Option Awards					Stock Awards			
Name	Award Type(1)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael G. Rubin . . .	Option	1/3/01	1,000,000	—	—	5.563	01/03/2011	—	—	—	—
Chairman, President	Option	12/19/03	225,000	—	—	10.00	12/19/2013	—	—	—	—
and Chief Executive	Option	4/6/05	125,000	—	—	13.46	04/06/2015	—	—	—	—
Officer (principal	RSU	8/23/06	—	—	—	—	—	14,313(2)	363,407	—	—
executive officer)	RSU	3/6/07	—	—	—	—	—	17,753(3)	450,749	—	—
	PRSU	3/4/08	—	—	—	—	—	60,601(4)	1,538,659	—	—
	RSU	3/4/08	—	—	—	—	—	37,142(5)	943,035	—	—
	RSU	8/1/08	—	—	—	—	—	46,143(6)	1,171,571	—	—
	RSU	3/10/09	—	—	—	—	—	45,000(7)	1,142,550	—	—
	PRSU	3/10/09	—	—	—	—	—	—	—	132,200(8)	3,356,558
Michael R. Conn. . . .	Option	1/3/01	15,000	—	—	5.563	01/03/2011	—	—	—	—
Executive Vice	Option	7/19/01	80,000	—	—	9.00	07/19/2011	—	—	—	—
President, Finance	Option	11/6/03	75,000	—	—	10.00	11/06/2013	—	—	—	—
and Chief Financial	Option	4/6/05	45,000	—	—	13.46	04/06/2015	—	—	—	—
Officer (principal	RSU	3/7/06	—	—	—	—	—	4,854(9)	123,243	—	—
financial officer)	RSU	3/6/07	—	—	—	—	—	8,548(10)	217,034	—	—
	RSU	3/4/08	—	—	—	—	—	10,317(11)	261,949	—	—
	RSU	3/4/08	—	—	—	—	—	19,258(12)	488,961	—	—
	RSU	3/10/09	—	—	—	—	—	28,500(7)	723,615	—	—
Stephen J. Gold	RSU	3/7/06	—	—	—	—	—	5,258(13)	133,501	—	—
Executive Vice	RSU	3/6/07	—	—	—	—	—	8,548(14)	217,034	—	—
President, Chief	RSU	3/4/08	—	—	—	—	—	38,517(15)	977,947	—	—
Information Officer	RSU	3/4/08	—	—	—	—	—	10,702(16)	271,724	—	—
and Corporate Chief	RSU	3/10/09	—	—	—	—	—	26,000(7)	660,140		
Technology Officer											
J. Scott Hardy	RSU	5/21/07	—	—	—	—	—	34,074(17)	865,139	—	—
Executive Vice	RSU	3/4/08	—	—	—	—	—	19,258(12)	488,961	—	—
President, Business	RSU	3/10/09	—	—	—	—	—	28,500(7)	723,615	—	—
Management											
Damon Mintzer	Option	11/6/03	75,000	—	—	10.00	11/06/2013	—	—	—	—
Executive Vice	Option	11/29/04	50,000	—	—	13.62	11/29/2014	—	—	—	—
President, Sales	Option	4/6/05	70,000	—	—	13.46	04/06/2015	—	—	—	—
	RSU	3/7/06	—	—	—	—	—	5,663(18)	143,784	—	—
	RSU	3/6/07	—	—	—	—	—	8,548(10)	217,034	—	—
	RSU	3/4/08	—	—	—	—	—	19,258(12)	488,961	—	—
	RSU	3/4/08	—	—	—	—	—	11,807(19)	299,780	—	—
	RSU	3/10/09	—	—	—	—	—	26,000(7)	660,140	—	—

(1) Award Type:
Option = Stock Option
RSU = Restricted Stock Unit
PRSU = Performance Restricted Stock Unit

(2) The unvested shares vest on August 23, 2010.

(3) 8,877 shares vested on February 4, 2010 and 8,876 shares vest on February 4, 2011.

(4) Of this performance restricted stock unit award, 30,301 shares vested on April 3, 2010 and 30,300 shares vest on February 2, 2011. The Compensation Committee determined the number of shares subject to the award on April 10, 2009.

(5) 12,381 shares vested on February 2, 2010, 12,381 shares vest on April 3, 2011 and 12,380 shares vest on February 3, 2012.

(6) The unvested shares vest on August 1, 2010.

(7) This restricted stock unit award will vest as to 25% of the total number of shares subject to the award on April 20, 2010, April 20, 2011, April 20, 2012 and April 20, 2013.

(8) This PRSU was for 132,200 shares at the target level. On March 2, 2010 the Compensation Committee determined that 146,742 shares were earned. 73,371 shares vest on April 20, 2011 and 73,371 shares vest on April 20, 2012.

(9) The unvested shares vested on February 5, 2010

(10) 4,274 shares vested on February 4, 2010 and 4,274 shares vest on February 4, 2011.

(11) The unvested shares vested on April 3, 2010.

(12) 6,420 shares vested on February 2, 2010, 6,419 shares vest on April 3, 2011 and 6,419 shares vest on February 3, 2012.

(13) The unvested shares vest on March 7, 2010.

(14) 4,274 shares vested on March 6, 2010 and 4,274 shares vest on March 6, 2011.

(15) 12,839 shares vested on March 4, 2010, 12,839 shares vest on March 4, 2011 and 12,839 shares vest on March 4, 2012.

(16) The unvested shares vested on March 4, 2010.

(17) 11,358 shares vest on May 21, 2010, 11,358 shares vest on May 21, 2011 and 11,358 shares vest on May 21, 2012.

(18) The unvested shares vested on February 5, 2010.

(19) The unvested shares vested on April 3, 2010.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of stock awards held by GSI's Named Officers during fiscal 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael G. Rubin Chairman, President and Chief Executive Officer (principal executive officer)	—	—	107,718	1,519,068
Michael R. Conn Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	25,000	267,863	15,548	209,269
Stephen J. Gold Executive Vice President, Chief Information Officer and Corporate Chief Technology Officer	—	—	39,129	406,862
J. Scott Hardy Executive Vice President, Business Management	—	—	17,779	230,322
Damon Mintzer Executive Vice President, Sales	45,000	486,400	19,401	259,905

(1) Represents the product of the closing price of GSI's common stock on the date of vesting of the stock award multiplied by the number of shares vested.

Equity Incentive Plans

GSI maintains equity incentive plans pursuant to which eligible employees, including the Named Officers, receive equity based awards. GSI's 2005 Equity Incentive Plan ("2005 Equity Plan") replaced GSI's 1996 Equity Incentive Plan (described below), referred to as the "1996 Plan." On March 2, 2010 the Board of Directors adopted, subject to stockholder approval, the 2010 Equity Incentive Plan to replace the 2005 Equity Plan and the 1996 Plan. The 2010 Equity Plan is summarized under "Proposal 2 — GSI's 2010 Equity Incentive Plan."

2010 Equity Incentive Plan

If the 2010 Plan is adopted by our stockholders, the 2010 Equity Plan will replace GSI's 2005 Equity Plan and the 1996 Plan and no new grants will be made from the 2005 Equity Plan or the 1996 Plan. Shares forfeited under the 2005 Equity Plan and 1996 Plan will be available under 2010 Plan. The 2010 Equity Plan is summarized under "Proposal 2 — GSI's 2010 Equity Incentive Plan."

2005 Equity Incentive Plan

GSI's 2005 Equity Plan is intended to provide a means to secure and retain the services of GSI's employees (including officers) and non-employee directors eligible to receive stock awards, to provide incentives for such individuals to exert maximum efforts for the success of GSI and its affiliates, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of GSI's Common Stock through the grant of stock awards.

To achieve these purposes, the 2005 Equity Plan permits grants of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation. The maximum total number of shares for which awards can be granted under the 2005 Equity Plan is 7,251,219 shares of Common Stock, subject to appropriate adjustment in a manner determined by the Board of Directors to reflect changes in GSI's capitalization. In addition, such share reserve shall be increased from time to time by a number of shares equal to the number of shares of Common Stock that (i) are issuable pursuant to options or stock award agreements outstanding under the 1996 Plan as of the date the 2005 Equity Plan was approved by stockholders and (ii) but for the termination of the 1996 Plan, would otherwise have reverted to the share reserve of the 1996 Plan pursuant to the terms of the 1996 Plan.

The 2005 Equity Plan is administered by GSI's Board of Directors. The Board of Directors has the authority to construe and interpret the plan, to determine the persons to whom and the dates on which stock awards will be granted, the number of shares of common stock to be subject to each stock award, the time or times during the term of each stock award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each stock award, the type of consideration permitted to exercise or purchase each stock award, and other terms of the stock awards. The Board of Directors may delegate its authority under the 2005 Equity Plan to a committee of the board. The Board of Directors has delegated its authority to the Compensation Committee and the Nominating and Corporate Governance Committee.

The Board of Directors may suspend or terminate the 2005 Equity Plan without stockholder approval or ratification at any time. The Board of Directors may amend or modify the 2005 Equity Plan at any time. However, no amendment shall be effective unless approved by the stockholders of GSI to the extent stockholder approval is necessary to satisfy applicable law. The Board of Directors also may submit any other amendment to the 2005 Equity Plan intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees. Under the 2005 Equity Plan, the Board of Directors may, without obtaining the prior approval of the stockholders of GSI, (i) reduce the exercise price of any outstanding option under the 2005 Equity Plan; (ii) cancel or accept any outstanding option under the 2005 Equity Plan and grant in substitution or exchange therefor a new option or other stock award under the 2005 Equity Plan or another equity plan of GSI covering the same or a different number of shares of common stock; (iii) cancel or accept any outstanding option under the 2005 Equity Plan and grant in substitution or exchange therefor cash or any other valuable consideration; or (iv) conduct any other action that is treated as a repricing under generally accepted accounting principles.

As of January 2, 2010, 4,068,123 restricted stock units, 226,081 shares of unvested restricted stock and options to purchase 132,250 shares of Common Stock were outstanding under the 2005 Equity Plan. Additionally, as of January 2, 2010, the total number of additional shares for which awards could be granted under the 2005 Equity Plan was 1,493,835 shares of Common Stock. If Proposal 2 regarding the 2010 Equity Incentive Plan is approved, no additional awards will be made under the 2005 Equity Plan.

1996 Equity Incentive Plan

GSI's 1996 Plan was intended to promote the long-term retention of its key employees and other persons who are in a position to make significant contributions to GSI's success, further reward these employees and other persons for their contributions to GSI's growth and expansion, provide additional incentive to these employees and other persons to continue making similar contributions and to further align the interests of these employees and other persons with those of GSI's stockholders.

To achieve these purposes, the 1996 Plan permitted grants of incentive stock options, options not intended to qualify as incentive stock options, stock appreciation rights, restricted and unrestricted stock awards, deferred stock awards, performance awards, loans and supplemental awards. The maximum total number of shares for which awards could have been granted under the 1996 Plan was 9,500,000 shares of common stock, subject to appropriate adjustment in a manner determined by the Board of Directors to reflect changes in GSI's capitalization.

The 1996 Plan is administered by our Board of Directors, which determines, among other things and subject to certain conditions, whether to accelerate the exercise or vesting schedule or waive any other terms or conditions of each award, whether to reduce the exercise price of an option after the date of grant, whether to amend or cancel an award and the form of any instrument used under the 1996 Plan. The Board of Directors has the right to adopt rules for the administration of the 1996 Plan, settle all controversies regarding the 1996 Plan or any award, and construe and correct defects and omissions in the 1996 Plan or any award. The 1996 Plan may be amended, suspended or terminated by the Board of Directors, subject to certain conditions, provided that stockholder approval will be required whenever necessary for the 1996 Plan to continue to satisfy the requirements of certain securities and tax laws, rules and regulations. The Board of Directors may delegate its authority under the 1996 Plan to a committee of the board. The Board of Directors has delegated its authority to the Compensation Committee and the Nominating and Corporate Governance Committee.

As of January 2, 2010, no restricted stock units and options to purchase 3,106,881 shares of Common Stock were outstanding under the 1996 Plan. No additional awards may be granted under the 1996 Plan.

Nonqualified Deferred Compensation

On June 8, 2006, GSI's Compensation Committee approved the Leadership Team Deferral Plan, referred to as the "Deferral Plan," which was amended and restated on March 5, 2008 to reflect compliance with the requirements of Section 409A of the Internal Revenue Code. The Deferral Plan is a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to defer compensation that the employee cannot defer under our applicable tax-qualified plans because of limits under the Internal Revenue Code on the amount of compensation that can be deferred.

Under the Deferral Plan, GSI provides participants with the opportunity to make annual elections to defer a specified percentage of up to 100% of their eligible compensation, including salary, bonus and restricted stock unit awards ("RSU Awards"). Elective deferrals of cash compensation are withheld from a participant's paycheck and credited, as applicable, to a bookkeeping account established in the name of the participant. A participant is always 100% vested in his or her own elective cash deferrals and any earnings thereon. An RSU Award, which a participant may generally only elect to defer if, among other conditions set forth in the Deferral Plan, it does not vest until at least thirteen months from the grant date, vests in accordance with the vesting schedule set forth the award agreement. GSI may also make discretionary contributions to participants' accounts in the future, although it does not currently plan to do so. Discretionary contributions made by GSI in the future, if any, will be subject to such vesting arrangements as GSI may determine. Amounts contributed to a participant's account through elective deferrals, deferrals of RSU Awards or through GSI's discretionary contributions, are generally not subject to income tax, and GSI does not receive a deduction, until they are distributed from the accounts.

Under the Deferral Plan, GSI is obligated to deliver on a future date deferred compensation credited to the participant's account, as adjusted for earnings and losses. A participant's elective cash deferral account and any GSI discretionary contribution account, if applicable, are adjusted for any positive or negative investment results from phantom investment alternatives selected by the participant that are available under the Deferral Plan. A participant may make changes to phantom investments on a daily basis in accordance with rules established by the Committee. A participant's RSU account is credited with an equivalent number of shares of the Company's common stock each time the participant elects to defer an RSU Award under the Deferral Plan. A participant's RSU account is automatically allocated to a Company's common stock measurement fund. Amounts payable under the Deferral Plan are unfunded, unsecured general obligations of GSI. Amounts in a participant's elective cash deferral account and any GSI discretionary contribution account will be payable in cash, and amounts in a participant's RSU account will be payable in the Company's common stock, commencing upon the distribution date selected by the participant at the time of deferral. Payments will be distributed in the form of a lump sum payment or in up to ten annual installments, depending upon, if applicable, the election made by a participant at the time of deferral. However, if a participant's service with GSI terminates prior to the selected distribution date or dates, payments will commence as soon as practicable but not later than seventy days following termination of service. Notwithstanding the foregoing, if a participant's service terminates with GSI due to disability or death, or a participant is receiving installment payments and dies or becomes disabled prior to payment of all the installments, all amounts will become immediately payable in the following calendar year. Any payments made to specified employees that commence upon a separation from service will be delayed six months in accordance with the requirements of Section 409A of the Internal Revenue Code. In addition, in the event a participant suffers one or more specified unforeseeable emergencies, the Committee may, in its sole discretion, accelerate the payment of the participant's deferred cash awards. Payments scheduled to be made under the Deferral Plan may be otherwise delayed or accelerated only upon the occurrence of certain specified events that comply with the requirements of Section 409A of the Internal Revenue Code.

Through January 2, 2010, among GSI's Named Officers, only Mr. Rubin elected to participate in the Deferral Plan. Accordingly, the following table provides information concerning amounts held under the Deferral Plan for the benefit of Mr. Rubin.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY (1)($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(2) ($)
Michael G. Rubin. . . . . Chairman, President and Chief Executive Officer (principal executive officer)	—	—	68,602	—	254,599

(1) Earnings received by the Named Officer are not reported as compensation in the Summary Compensation Table because such earnings are not considered to be "above market" earnings under SEC regulations.

(2) $293,894 of such amount was reported as compensation in the Summary Compensation Table for prior years.

Potential Payments Upon Termination of Employment or Change in Control

Change in Control Agreements

GSI has entered into change in control agreements with members of its senior management, including GSI's Named Officers (other than Messrs. Mintzer and Rubin), and certain other employees. Each change in control agreement provides that if the employee resigns for "good reason" or is terminated without "cause" within 90 days before or two years (with respect to senior management) following a change in control, then:

- all equity awards held by the employee will immediately become fully vested and exercisable and all restrictions set forth in these equity awards related to the passage of time and/or continued employment will immediately lapse; and

- the employee will have continued exercisability of each stock option and stock appreciation right held by the employee, if any, for the remaining term of each such equity award;

provided, however, that for stock options and stock appreciation rights granted prior to the effective date of the agreement, such period will not exceed the latest date possible that would not cause such option or stock appreciation right to become subject to Section 409A of the Code.

Good reason means:

- a material reduction in the employee's duties, positions, titles, offices, authority or responsibilities relative to the duties, position, titles, offices, authority or responsibilities in effect immediately prior to the change in control; the assignment to the employee of any duties or responsibilities that are substantially inconsistent with the employee's duties, positions, titles, offices, authority or responsibilities as in effect immediately before such assignment; or any removal of the employee from or failure to reappoint or reelect the employee to any of such positions, titles or offices; except that if such event occurs solely from the fact that GSI is no longer a publicly traded and listed company, it will not by itself constitute good reason;

- a reduction in the employee's base salary as in effect immediately prior to the change in control;

- a reduction in the employee's bonus or other cash incentive compensation opportunity as in effect immediately prior to the change in control; a reduction or negative change in the employee's equity award or other long-term non-cash incentive opportunities (the value of which is measured as of the date of grant using a reasonable valuation methodology consistently applied); or a reduction or negative change in the employee's benefits other than base salary, bonus or other cash and non cash incentive compensation as in effect immediately prior to the change in control; except that good reason shall not exist under this clause if after a change in control, GSI offers the employee a range of cash and non-cash bonus and incentive opportunities and other benefits which, taken as a whole, are comparable to the cash and non-cash bonus and incentive opportunities and other benefits provided to the employee immediately prior to the change in control;

- GSI's failure to timely pay or provide to the employee any portion of the employee's compensation or benefits then due to the employee;

- a relocation of the employee's principal place of employment that will result in an increase of more than thirty miles in the employee's one-way commute as compared to the employee's one-way commute prior to the change of control;

- any material breach by GSI of the change in control agreement or any other material agreement between GSI and the employee, including any employment agreement, indemnification agreement or agreement relating to any equity award; or

- GSI's failure to obtain, before a change in control occurs, an agreement in writing from any successors and assigns to all or substantially all of GSI's business or assets to assume and agree to perform the change in control agreement unless otherwise assumed by such successors and assigns by operation of law.

Cause is defined a good faith determination by GSI's Board of Directors or the Compensation Committee that the employee:

- was grossly negligent or engaged in willful misconduct in the performance of his duties; or

- was convicted of, or entered a plea of guilty to, a crime involving a felony or any criminal offense constituting fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof, other than an automobile offense; or

- intentionally and materially violated any contract or agreement between the employee and GSI, GSI's code of business conduct or any of GSI's material policies, unless done, or omitted to be done, in good faith and with the reasonable belief that the action or omission was in GSI's best interests; and

- the employee has not remedied such matter within 30 days of GSI giving the employee written notice of its intention to terminate his employment within 90 days.

Change in control means:

- any person, entity or group acting in concert becomes the beneficial owner of more than 50% of the combined voting power of GSI's voting securities, subject to exceptions for financings and changes resulting from GSI's purchases of its voting securities;
- GSI is a party to a merger, consolidation or similar transaction and, immediately after the completion of such transaction, GSI stockholders immediately prior to such transaction do not beneficially own more than fifty percent of the combined outstanding voting power of either the surviving entity in such transaction or the parent of the surviving entity in such transaction, in each case in substantially the same proportions as their ownership of GSI outstanding voting securities immediately prior to such transaction;
- GSI's stockholders or the Board of Directors approves a plan for its complete dissolution or liquidation, or its complete dissolution or liquidation otherwise occurs;
- GSI completes a sale, lease, exclusive license or other disposition of all or substantially all of its consolidated assets, other than a sale, lease, license or other disposition to an entity, more than fifty percent of the combined voting power of the voting securities of which are beneficially owned by GSI's stockholders in substantially the same proportions as their ownership of GSI's outstanding voting securities immediately prior to such transaction; or
- if a majority of GSI's directors as of the effective date of the agreement are replaced other than in specified circumstances.

If any payment the executive would receive under the change in control agreement or otherwise constitutes a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, referred to as the excise tax, then such payment will be reduced to an amount that yields the largest net payment to the participant (after taking into account all applicable federal, state, and local employment taxes, income taxes and the excise tax, all computed at the highest applicable rate).

Termination or Change in Control Provisions in Equity 2005 Equity Plan

Generally, the 2005 Equity Plan does not provide for the acceleration of the vesting of stock awards upon the termination of a participant's employment for any reason. The 2005 Equity Plan does provide that, in the event of a corporate transaction (as defined below), if the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for outstanding stock awards under the 2005 Equity Plan, then, with respect to any such stock awards that are held by individuals whose continuous service with GSI or its affiliates has not terminated prior to the effective date of the corporate transaction or was terminated within the three-month period prior to the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction. A "corporate transaction" is defined as the occurrence of (i) a sale of all or substantially all of the consolidated assets of GSI and its subsidiaries, (ii) the sale of at least 90% of the outstanding securities of GSI, (iii) the consummation of a merger or consolidation in which GSI is not the surviving corporation, or (iv) the consummation of a merger or consolidation in which GSI is the surviving corporation but shares of GSI's outstanding common stock are converted into other property by virtue of the transaction.

On August 5, 2008, the Compensation Committee determined that all equity awards granted on or after August 5, 2008 will fully vest upon death or disability (as defined in the 2005 Equity Plan).

Termination or Change in Control Provisions in Employment Agreements

General. Under employment agreements or offer letters that GSI has entered into with its Named Officers, as well as under applicable law, if the employment of a Named Officer terminates for any reason, he will be generally entitled to:

- the earned but unpaid portion of his base salary though the date of termination;

- any other benefits accrued by the Named Officer under GSI's benefit plans or programs up to the date of termination;
- any unpaid business expenses.

Michael G. Rubin. Under Mr. Rubin's employment agreement with GSI, if Mr. Rubin is terminated by GSI without cause, if GSI gives Mr. Rubin a notice of non-renewal of the term of the agreement and allows the agreement to expire or if Mr. Rubin resigns for good reason, Mr. Rubin will be paid $2,525,000 over a period of 24 months following the date of termination or resignation. Upon any such termination or resignation, all of Mr. Rubin's unvested restricted stock units and performance restricted stock units will terminate. The definition of cause is similar to the definition contained in the GSI Change in Control Agreement.

"Good reason" is defined as any of the following events unless consented to by Mr. Rubin or cured by GSI:

- Mr. Rubin is demoted, removed or not re-elected to any of his positions or offices, including his position as a member of the Board, or Mr. Rubin is assigned duties or responsibilities that are materially inconsistent with, or constitute a material diminishment of, Mr. Rubin's title, position, responsibilities or authorities, including the change in any reporting relationships which results in Mr. Rubin no longer reporting directly to the Board;
- GSI materially breaches the agreement;
- there is a material reduction in the benefits provided to Mr. Rubin under the agreement;
- there is a material reduction in the performance restricted stock units granted to Mr. Rubin;
- Mr. Rubin's principal place of employment is moved to a location that is more than 50 miles from the current location listed (unless such new location is closer to Mr. Rubin's principal residence);
- GSI fails to obtain the assumption of the agreement by any successor to GSI's business or substantially all of its assets; or
- there is a purported termination of Mr. Rubin for cause which is not effected pursuant to the method described the agreement.

If during the period 183 days before or 213 days after a change in control, Mr. Rubin is terminated by GSI without cause, GSI issues a notice of non-renewal of the term of the agreement or Mr. Rubin terminates his employment because his base salary is reduced or because Mr. Rubin's principal place of employment is moved to a location that is more than 50 miles from the current location (unless such new location is closer to Mr. Rubin's principal residence), he will be paid $2,525,000 over a period of 24 months following the date of termination or resignation. Upon any such termination or resignation, any time based vesting condition in Mr. Rubin's restricted stock units and performance restricted stock units will accelerate; however, if Mr. Rubin is terminated or resigns following a change in control, any performance restricted stock units that were granted for the performance period in which such termination or resignation occurs will immediately terminate. The definition of change in control is similar to the definition contained in the GSI Change in Control Agreement.

Upon the termination of Mr. Rubin's employment under any of the circumstances described above, Mr. Rubin will also be entitled to continuation of his medical benefits for a period of 24 months following the date of termination or resignation, or until he obtains substantially comparable medical coverage, whichever is shorter.

Mr. Rubin has also been granted a right to resign for any reason during a period of 30 days beginning 183 days following a change in control. If Mr. Rubin exercises this right, he will be entitled to continuation of his medical benefits for the period described in the preceding paragraph. Additionally, any time based vesting condition in Mr. Rubin's restricted stock units and performance restricted stock units will accelerate; however, any performance restricted stock units that were granted for the performance period in which such resignation occurs will immediately terminate.

If GSI terminates Mr. Rubin's employment because of his death or disability, as defined in the employment agreement, he will be entitled to the issuance of the number of performance restricted stock units to which he would have been entitled had he remained employed throughout the entire performance period, based upon the extent to

which the performance targets are actually achieved during the performance period. Additionally, any time based vesting condition in Mr. Rubin's performance stock units will accelerate. If Mr. Rubin's employment is terminated because of disability, he will also be paid his base salary for a period of six months, reduced by the amount received under any disability insurance plan that GSI provides.

Mr. Rubin's employment agreement contains a "parachute payment" reduction provision similar to that contained in the GSI Change in Control Agreement.

Mr. Rubin's employment agreement also provides for non-competition and non-solicitation covenants applicable following the termination of Mr. Rubin's employment for a period of two years, or if longer, for the period during which the Company is paying the severance benefits set forth above. Mr. Rubin's employment agreement also provides for confidentiality, non-disparagement and invention assignment covenants, subject to certain limitations. The employment agreement provides that if Mr. Rubin breaches any of these covenants, it will discharge GSI's obligation to make payments or provide benefits required under the agreement.

Stephen J. Gold. Under the offer letter with Mr. Gold, either GSI or Mr. Gold may terminate his employment at any time and for any reason. If GSI terminates Mr. Gold's employment without cause, or Mr. Gold terminates his employment because GSI (i) changed his reporting so that he reports to someone other than the Chief Executive Officer or the agreed upon executive in the agreed upon manner or (ii) materially reduced his job responsibilities and duties in effect immediately prior to such reduction or materially changed his role in a manner that is substantially inconsistent with his roles and responsibilities immediately prior to such reduction such that his role has been diminished and Mr. Gold complies with the conditions specified in the offer letter ("Good Reason"), the Company will pay to Mr. Gold severance in an amount equal to the number of months of Mr. Gold's base salary set forth below:

Date of Severance	Number of Months of Base Salary
7/1/2009 – 6/30/2010	24 months
7/1/201 – 6/30/2011	18 months
7/1/2011 and thereafter	12 months

In the event that GSI agrees to pay severance to a senior executive generally that would be for a greater number of months than the number of months of severance Mr. Gold is entitled to receive under the offer letter for the year in question, then Mr. Gold will be entitled to receive the same number of months severance for such year. Mr. Gold's offer letter defined cause as (i) gross negligence or willful misconduct in the performance of his duties for GSI; (ii) breach or violation, in a material respect, of any agreement between GSI and Mr. Gold or any of GSI's policy statements, including those regarding business conduct, conflicts-of-interest, insider trading, confidentiality or harassment; (iii) commission of a material act of dishonesty or breach of trust; (iv) acting in a manner that is inimical or injurious, in a material respect, to the business or interests of GSI; or (v) conviction of a felony. Additionally, if GSI terminates Mr. Gold's employment without cause within 12 months following a change in control, as defined in the 1996 Plan, the restricted stock unit granted to Mr. Gold in connection with his initial hiring will automatically vest with respect to the number of shares that would have vested over the next 48 months, had Mr. Gold remained in GSI's employ. If GSI terminates Mr. Gold's employment without cause or Mr. Gold terminates his employment for Good Reason, to the extent GSI is able to do so under applicable law and its healthcare plan, GSI will continue to provide health care coverage for Mr. Gold and his family under GSI's healthcare plan in effect immediately prior to his termination for the lesser of thirty-six (36) months after such termination or until Mr. Gold obtains other health care coverage. The cost of such healthcare coverage will be deducted from Mr. Gold's severance payments. Mr. Gold also is bound by a separate agreement that prohibits the unauthorized use or disclosure of GSI's confidential or proprietary information, a prohibition against engaging in competitive activities or soliciting our employees for one year after the end of his employment, and invention assignment covenants.

J. Scott Hardy. Under the offer letter with Mr. Hardy, either GSI or Mr. Hardy may terminate his employment at any time and for any reason. Mr. Hardy also is bound by a separate agreement that prohibits the unauthorized use or disclosure of GSI's confidential or proprietary information, a prohibition against engaging in competitive activities or soliciting our employees for one year after the end of his employment, and invention assignment covenants.

The following table shows the estimated amount of payments and benefits that would be provided by GSI (or GSI's successor) to GSI's Named Officers under the plans and agreements described above assuming that their employment was terminated as of January 2, 2010 for various reasons as described below:

	Reason for Termination of Employment					
Named Officer and Nature of Payment	**Voluntary by Executive $**	**Termination by Us without Cause or Termination by Executive for Good Reason $**	**Cause $**	**Death $**	**Disability $**	**Termination by Us without Cause or Termination by Executive for Good Reason in Connection with a Change of Control $**
Michael G. Rubin						
Total cash payment	-0-	2,525,000(1)	-0-	-0-	237,000(2)	2,525,000(1)
Cost of continuation of benefits	-0-	19,620(3)	-0-	-0-	-0-	19,620(3)
Value of accelerated stock awards(4)	-0-	-0-	-0-	6,406,989(5)	6,406,989(5)	9,335,751(6)
Total	-0-	2,544,620	-0-	6,406,989	6,643,989	11,880,371
Michael R. Conn						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	723,615(7)	723,615(7)	1,814,801(8)
Total	-0-	-0-	-0-	723,615	723,615	1,814,801
Stephen J. Gold						
Total cash payment	-0-	808,000(9)	-0-	-0-	-0-	808,000(9)
Cost of continuation of benefits	-0-	-0-(10)	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	660,140(7)	660,140(7)	2,260,345(8)
Total	-0-	808,000	-0-	660,140	660,140	3,068,345
J. Scott Hardy						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	723,615(7)	723,615(7)	2,077,715(8)
Total	-0-	-0-	-0-	723,615	723,615	2,077,715
Damon Mintzer						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	660,140(7)	660,140(7)	-0-(11)
Total	-0-	-0-	-0-	660,140	660,140	-0-

(1) Represents amount payable under Mr. Rubin's employment agreement, payable in 24 monthly installments following termination of employment.

(2) Represents the maximum amount payable under Mr. Rubin's employment agreement, pursuant to which he will continue to receive his base salary for a period of six months following the date of termination; however, any such amounts will be reduced, dollar-for-dollar, by any amounts received by Mr. Rubin under any disability insurance policy or plan provided to Mr. Rubin by GSI.

(3) Represents the estimated cost to continue Mr. Rubin's medical benefits for a period of 24 months following termination of employment, assuming no increase in premiums.

(4) Represents the value of unvested stock awards that would be accelerated as a result of the termination of employment, calculated as: $25.39, the closing price of GSI's common stock on December 31, 2009, the last trading day in fiscal 2009, multiplied by the number of unvested stock awards as of such date.

(5) Represents the value of 207,343 shares under unvested performance restricted stock units (including the 146,742 shares under the performance restricted stock unit for fiscal 2009 which on March 2, 2010 the Compensation Committee determined were earned due to our fiscal 2009 financial performance) and 45,000 unvested restricted stock units that would be issued on the death or disability of Mr. Rubin. The number of performance restricted stock units that would be issued in the event of the death or disability of Mr. Rubin is

equal to the number of performance restricted stock units to which he would have been entitled had he remained employed throughout the entire performance period, based upon the extent to which the performance targets are actually achieved during the performance period.

(6) Represents the value of unvested performance restricted stock units and restricted stock units that would be accelerated under Mr. Rubin's employment agreement.

(7) Represents the value of unvested restricted stock units that would be accelerated upon death or disability pursuant to their terms.

(8) Represents the value of unvested restricted stock units that would be accelerated under the change of control agreement.

(9) Represents the maximum amount payable under Mr. Gold's offer letter, as amended, pursuant to which he will continue to receive his base salary for up to 24 months following the date of termination without cause or certain enumerated reasons. Although the offer letter does not specifically provide for severance in connection with a change in control, Mr. Gold would be entitled to receive the severance described in the preceding sentence if his employment was terminated without cause or certain enumerated reasons in connection with a change of control.

(10) Pursuant to Mr. Gold's offer letter, as amended, if Mr. Gold is terminated without cause or terminates his employment pursuant to the terms of the offer letter, Mr. Gold would be entitled to certain healthcare benefits. The cost of such benefits would be deducted from the cash payment above.

(11) Mr. Mintzer does not have a change of control agreement. If the change in control also constituted a "corporate transaction" under the 2005 Equity Plan and if the surviving or acquiring entity (or its parent company) elected not to assume outstanding stock awards under the 2005 Equity Plan, then restricted stock units issued under the 2005 Equity Plan with a value of $1,809,698 would also be accelerated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, Messrs. Hunter and Menell and Dr. Rayport and Ms. Weiss served on the Compensation Committee. None of these individuals is or has been an officer or employee of GSI.

No person who served as a member of the Compensation Committee during fiscal 2009 was a current or former officer or employee of GSI or, except as described below, engaged in certain transactions with GSI required to be disclosed by regulations of the SEC. There were no compensation committee "interlocks" during fiscal 2009, which generally means that none of GSI's executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of GSI's Compensation Committee.

Other Relationships and Related Transactions

On November 17, 2009, GSI completed the acquisition of Retail Convergence, Inc. ("RCI") pursuant to the terms of an Agreement and Plan of Merger dated October 27, 2009. RCI operates RueLaLa.com, a provider of online private sales and SmartBargains.com, an off-price e-commerce marketplace. As consideration for the acquisition of RCI, GSI paid cash of approximately $92 million and issued shares of Common Stock valued at approximately $94 million at the closing. In addition,GSI will be obligated to pay additional earn-out payments of up to $170 million over a three year period beginning with fiscal year 2010 contingent on RCI's achievement of certain financial performance targets. Michael G. Rubin, GSI's chairman, president and CEO, was the owner of approximately 1.6 percent of RCI's capital stock (on an as-converted basis). At the closing, Mr. Rubin received approximately $1.3 million in cash (of which $71,000 is currently being held in escrow to secure post-closing indemnification obligations of the stockholders and optionholders of RCI) and 76,475 shares of Common Stock (of which 11,343 shares are currently being held in escrow).

On October 17, 2008, GSI entered into a letter agreement with Linens Holding Co. ("Linens") and Hilco Consumer Capital, L.P. ("HCC"), pursuant to which HCC and GSI would act jointly as agent for Linens to liquidate,

on the LNT.com Web store, certain inventory owned by Linens located at one of GSI fulfillment centers. On October 16, 2008, GSI and HCC entered into a letter agreement outlining the terms of their joint agency with respect to the merchandise, pursuant to which GSI would receive a percentage of the sales price of the merchandise for performing all services necessary to take orders, process and ship the merchandise. M. Jeffrey Branman serves as Managing Director of Hilco Consumer Capital, LLC, the managing partner of HCC. The Company recognized net revenues of $784,000 during fiscal 2009 and $6,617,000 during fiscal 2008 on sales of merchandise pursuant to the agency arrangement between the Company, HCC and Linens. The percentage of the sales price earned by GSI under these letter agreements is comparable to the percentage of the sales price earned by GSI under its e-commerce agreement with Linens prior to its liquidation.

On February 18, 2010, Liberty Media Corporation, through its subsidiary QVC, Inc., and QVC's affiliate QK Holdings, Inc., sold all of its shares of the Company's Common Stock. Prior thereto, Liberty and its affiliates beneficially owned greater than 10% of GSI's Common Stock outstanding. John A. Hunter is an executive officer of QVC, Inc.

In 2000, GSI entered into a website development and distribution agreement with iQVC, a division of QVC, Inc., pursuant to which GSI provides technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. In 2007, GSI entered into an E-Commerce Distribution Agreement with QVC, Inc., which replaced the agreement between GSI and iQVC. Under the agreement with QVC, Inc. GSI provides procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The terms of these sales are comparable to those with other similar partners.

In 2007, GSI entered into an agreement with QVC, Inc., pursuant to which GSI makes NFL licensed merchandise available to QVC for QVC to sell both on its website and on live direct response television programs. GSI will be the exclusive provider of NFL licensed merchandise to QVC, subject to limited exceptions, and the GSI fulfillment network will fulfill product orders received from QVC's website and the QVC live direct response programs.

GSI recognized net revenues of approximately $10,140,000 during fiscal 2009, $8,504,000 during fiscal 2008, and $7,809,000 during fiscal 2007 on sales to QVC under these agreements.

Until August 18, 2009, SOFTBANK beneficially owned greater than 10% of the Company's outstanding common stock. Ronald D. Fisher, one of the Company's directors, is president of SOFTBANK Holdings Inc. and a managing general partner of SOFTBANK Capital Partners LP, which are affiliates of SOFTBANK Capital Partners LLC. In 2007, GSI entered into a Learning Management System Agreement (the "License Agreement") with LRN Corporation ("LRN"). Affiliates of SOFTBANK Capital Partners LLC are investors in LRN. Under the License Agreement, LRN will provide GSI with software, content and integration services for online legal compliance training for a period of three years. GSI believes the terms of the License Agreement are comparable to the terms available to it from other third-party providers of these services. GSI will pay LRN approximately $200,000 during the license period.

The Board of Directors has adopted written related party transaction policies and procedures. In accordance with GSI's Audit Committee Charter and the Board of Directors' written related party transaction policies and procedures, GSI's Audit Committee is responsible for reviewing and approving or ratifying the terms and conditions of all related party transactions. If a majority of the members of the Audit Committee are interested in the proposed related party transaction, then the transaction must be approved by a majority of the disinterested members of the Board of Directors, excluding directors who are employees of GSI. In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate:

- whether the related party transaction is in the best interests of GSI and its stockholders;
- whether the related party transaction is on terms no less favorable to GSI than terms generally available in a transaction with an unaffiliated third-party under the same or similar facts and circumstances;

- the impact on independence if the related party is a member of the Board of Directors of GSI; and
- the extent of the related party's interest in the transaction.

If a related party transaction will be ongoing, the Audit Committee may establish guidelines for GSI's management to follow in its ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with the Audit Committee's guidelines and that the related party transaction remains appropriate.

A related party transaction means any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company (or any of its subsidiaries) was, is or will be a participant (a "Transaction") and in which any related party had, has or will have a direct or indirect interest, and the amount is expected to involve at least $120,000; provided however, that no Related Party shall be deemed to have an indirect interest where the interest arises only from (i) such person's ownership of less than a 10% equity interest (together with all of GSI's directors, nominees for director, executive officers and immediate family members of directors, nominees for directors and executive officers) in a party to a Transaction or (ii) such person's position as a limited partner with an interest of less than 10% (together with all of GSI's directors, nominees for director, executive officers and immediate family members of directors, nominees for directors and executive officers) in a party to a Transaction. A related party means (a) any person who is, or at any time since the beginning of GSI's last fiscal year was, a director or executive officer of GSI or a nominee for director; (b) any five percent stockholder; or (c) any immediate family member.

These related party transaction policies and procedures do not apply to the following transactions:

- any employment relationship or transaction with an executive officer and any related compensation resulting solely from that employment relationship or transaction (unless the total compensation is in excess of $100,000) if the compensation resulting from the relationship or transaction is approved (or recommended to the Board of Directors for approval) by the Compensation Committee of the Board of Directors;
- compensation paid to directors for services in their capacities as members of the Board of Directors and committees thereof if the compensation is approved by the Board of Directors or the appropriate committee of the Board of Directors;
- any transaction in which the interest of the related party arises solely from the ownership of a class of equity securities of GSI and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis (for example, dividends or distributions paid with respect to a class of the Company's securities);
- any transaction that occurred at a time before a person or entity became a related party if such transaction did not continue after such person or entity became a related party; and
- any transaction where the rates or charges involved in the transaction are determined by competitive bids.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires GSI's directors, executive officers, and persons who own more than 10% of a registered class of GSI's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of GSI. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish GSI with copies of all Section 16(a) forms they file.

To GSI's knowledge, based solely on a review of the copies of such reports furnished to GSI and written representations that no other reports were required to be filed, all Section 16(a) filing requirements applicable to GSI's directors, executive officers and greater than 10% beneficial stockholders were complied with during fiscal 2009.

OTHER MATTERS

As of the date of this Proxy Statement, GSI knows of no other business that will be presented for consideration at the Annual Meeting (other than procedural matters). However, the enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the Annual Meeting: (i) matters for which GSI's Board of Directors did not have notice on or prior to March 16, 2010 that are to be presented for approval at the Annual Meeting; (ii) approval of the minutes of a prior meeting of stockholders, if such approval does not constitute ratification of the action at the meeting; (iii) the election of any person to any office for which a bona fide nominee is unable to serve or for good cause will not serve; (iv) any proposal omitted from this Proxy Statement and the form of proxy pursuant to Rules 14a-8 or 14a-9 under the Exchange Act; and (v) matters incident to the conduct of the Annual Meeting. If any such matters come before the Annual Meeting, the proxy agents named in the accompanying proxy card will vote in accordance with their judgment.

ADDITIONAL INFORMATION

GSI is subject to the informational requirements of the Exchange Act. Therefore, GSI files reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at GSI's Investor Relations Web site. The address is www.gsicommerce.com/investors. GSI makes available through its Web site, free of charge, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, GSI will provide at no cost, paper or electronic copies of its reports and other filings made with the SEC. Requests should be directed to Investor Relations, 935 First Avenue, King of Prussia, Pennsylvania 19406.

The information on the Web site listed above, is not and should not be considered part of this Proxy Statement and is not incorporated by reference in this document. This Web site is, and is only intended to be, an inactive textual reference.

COST OF ANNUAL MEETING AND PROXY STATEMENT

The cost of soliciting proxies will be borne by GSI. In addition to solicitation by mail, proxies may be solicited in person or by telephone, e-mail or fax by directors, officers or employees of GSI, without additional compensation. Upon request by brokers, dealers, banks or voting trustees or their nominees who are record holders of Common Stock, GSI will pay the reasonable expenses incurred by such record holders for mailing proxy materials to any beneficial owners of the Common Stock.

GSI has retained the Proxy Advisory Group, LLC ("Proxy Advisory") to assist in the solicitation of proxies on the Board's behalf and to provide related advice and informational support to GSI. GSI estimates that Proxy Advisory will receive fees for services, plus reasonable out-of-pocket expenses incurred on GSI's behalf, that are not expected to exceed $21,000 in the aggregate.

STOCKHOLDER PROPOSALS

A stockholder proposal for GSI's 2011 Annual Meeting must be submitted to GSI at its office located at 935 First Avenue, King of Prussia, Pennsylvania, 19406, by December 14, 2010 to receive consideration for inclusion in GSI's 2011 Annual Meeting proxy materials pursuant to Rule 14a-8 of the Exchange Act. Any such proposal must also comply with the proxy rules under the Exchange Act, including Rule 14a-8.

In addition, the period during which a stockholder must provide notice to GSI of a proposal to be submitted outside of the Rule 14a-8 process for consideration at GSI's 2011 Annual Meeting is not earlier than the close of business on January 28, 2011 nor later than close of business on February 28, 2011. As to all such matters which GSI does not have notice on or prior to February 28, 2011, discretionary authority shall be granted to the persons designated in GSI's proxy related to the 2011 Annual Meeting to vote on such proposal.

ANNUAL REPORT

This Proxy Statement is accompanied by GSI's Annual Report to Stockholders for fiscal 2009. GSI will furnish without charge to each person to whom this Proxy Statement is delivered, a copy of any or all of the documents incorporated by reference in GSI's Annual Report on Form 10-K for fiscal 2009, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated), upon the written request of such person. Requests should be sent to: GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406, (610) 265-3229, Attention: Investor Relations.

HOUSEHOLDING

In order to reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding GSI common stock and sharing an address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our Notice of Internet Availability of Proxy Materials, annual report, or proxy statement mailed to you, please submit a request to GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406, (610) 491-7000, Attention: Investor Relations, and we will promptly send you what you have requested. However, please note that if you want to receive a paper proxy or other proxy materials for purposes of this year's annual meeting, follow the instructions included in the Notice of Internet Availability that was sent to you. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

If you prefer to receive multiple copies of GSI's Annual Report to Stockholders and Proxy Statement at the same address, you may obtain additional copies by writing to GSI at 935 First Avenue, King of Prussia, PA, 19406, Attention: Investor Relations or calling GSI's Investor Relations at (610) 491-7000. Eligible stockholders of record receiving multiple copies of the Annual Report to Stockholders and Proxy Statement can request householding by contacting GSI in the same manner.

By Order of the Board of Directors,



Arthur H. Miller,
Secretary

GSI Commerce, Inc.

2010 Equity Incentive Plan

Adopted by the Board of Directors: March 3, 2010
Amended by the Board of Directors: April 1, 2010
Approved by the Stockholders: , 2010
Termination Date: March 2, 2020

1. General.

(a) *Successor to and Continuation of Prior Plans.* The Plan is intended as the successor to and continuation of the GSI Commerce, Inc. 2005 Equity Incentive Plan, as amended and the GSI Commerce, Inc. Amended and Restated 1996 Equity Incentive Plan (the ***"Prior Plans"***). Following the Effective Date, no additional stock awards shall be granted under the Prior Plans. From and after the Effective Date, all outstanding stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans; provided, however, any shares underlying outstanding stock awards granted under the Prior Plans that expire or terminate for any reason prior to exercise or settlement or are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award (the ***"Returning Shares"***) shall become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

(b) *Eligible Award Recipients.* The persons eligible to receive Awards are Employees, Directors and Consultants.

(c) *Available Awards.* The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) *Purpose.* The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

2. Administration.

(a) *Administration by Board.* The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) *Powers of Board.* The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to a Stock Award; (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable. However, except as provided in Section 9(a) relating to Capitalization Adjustments, to the extent required by applicable law or listing requirements, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided however*, that except with respect to amendments that disqualify or impair the status of an Incentive Stock Option, a Participant's rights under any Award shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) *Delegation to Committee.*

(i) *General.* The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) *Section 162(m) and Rule 16b-3 Compliance.* The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) *Effect of Board's Decision.* All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e) *Limitation of Board Member's Liability.* No member of the Board shall be liable for any act or omission (whether or not negligent) taken or omitted in good faith, or for the good faith exercise of any authority or discretion granted in the Plan to the Board, or for any act or omission of any other member of the Board.

(f) *Company Obligations.* All costs incurred in connection with the administration and operation of the Plan shall be paid by the Company. Except for the express obligations of the Company under the Plan and under Awards granted in accordance with the provisions of the Plan, the Company shall have no liability with respect to any Award, or to any Participant or any transferee of shares of Common Stock from any Participant, including, but not limited to, any tax liabilities, capital losses, or other costs or losses incurred by any Participant or any such transferee.

(g) *Repricing; Cancellation and Re-Grant of Stock Awards.* Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise price of any outstanding Options or Stock Appreciation Rights under the Plan, or (ii) cancel any outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. Shares Subject to the Plan.

(a) *Share Reserve.* Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed 11,996,525 shares (the ***"Share Reserve"***), which number is the sum of (i) 3,500,000 new shares, plus (ii) an additional number of shares in an amount not to exceed 6,991,230 shares (which number consists of the Returning Shares, if any, as such shares become available from time to time). For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of the Common Stock that may be issued pursuant to the Plan and does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan.

(b) *Reversion of Shares to the Share Reserve.* If any shares of common stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited shall revert to and again become available for issuance under the Plan. Any shares reacquired by the Company pursuant to Section 8(h) or as consideration for the exercise of an Option or Stock Appreciation Right shall again become available for issuance under the Plan. For the avoidance of doubt, if any shares of common stock subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (i.e., "net exercised"), or if an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of common stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall again become available for issuance under the Plan.

(c) *Incentive Stock Option Limit.* Notwithstanding anything to the contrary in this Section 3 and, subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be 3,000,000 shares of Common Stock.

(d) *Section 162(m) Limitation on Annual Grants.* Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, a maximum of 2,000,000 shares of Common Stock subject to Options, Stock Appreciation Rights and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award is granted may be granted to any Participant during any calendar year. Notwithstanding the foregoing, if any additional Options, Stock Appreciation Rights or Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred (100% percent) of the Fair Market Value on the date the Stock Award are granted to any Participant during any calendar year, compensation attributable to the exercise of such additional Stock Awards shall not satisfy the requirements to be considered "qualified performance-based compensation" under Section 162(m) of the Code unless such additional Stock Awards are approved by the Company's stockholders.

(e) *Source of Shares.* The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. Eligibility.

(a) *Eligibility for Specific Stock Awards.* Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 promulgated under the Securities Act, unless the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code because the Stock Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) *Ten Percent Stockholders.* A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5. Provisions Relating to Options and Stock Appreciation Rights.

Each Option or SAR shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however,* that each Option Agreement or Stock Appreciation Right Agreement shall conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) *Term.* Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) *Exercise Price.* Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price (or strike price) of each Option or SAR shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Option or SAR is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise price (or strike price) lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR if such Option or SAR is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) *Purchase Price for Options.* The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if the option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations;

(v) according to a deferred payment or similar arrangement with the Participant; *provided, however,* that interest shall compound at least annually and shall be charged at the minimum rate of interest necessary to avoid (A) the imputation of interest income to the Company and compensation income to the Participant under any applicable provisions of the Code, and (B) adverse financial accounting treatment of the Option; or

(vi) in any other form of legal consideration that may be acceptable to the Board.

(d) *Exercise and Payment of a SAR.* To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(e) *Transferability of Options and SARs.* The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs shall apply:

(i) *Restrictions on Transfer.* An Option or SAR shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant; *provided, however,* that the Board may, in its sole discretion, permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's

request. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) *Domestic Relations Orders.* Notwithstanding the foregoing, an Option or SAR may be transferred pursuant to a domestic relations order; *provided, however,* that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) *Beneficiary Designation.* Notwithstanding the foregoing, the Participant may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Participant, shall thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate shall be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise.

(f) *Vesting Generally.* The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) *Termination of Continuous Service.* Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause or upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(h) *Extension of Termination Date.* If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause or upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR shall terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) *Disability of Participant.* Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination

of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR (as applicable) shall terminate.

(j) *Death of Participant.* Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement after the termination of the Participant's Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(k) *Termination for Cause.* Except as explicitly provided otherwise in a Participant's Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR shall terminate upon the date of such Participant's termination of Continuous Service, and the Participant shall be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) *Non-Exempt Employees.* No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or SAR. Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, (i) in the event of the Participant's death or Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement or in another applicable agreement or in accordance with the Company's then current employment policies and guidelines), any such vested Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

6. Provisions of Stock Awards other than Options and SARs.

(a) *Restricted Stock Awards.* Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; *provided, however,* that each Restricted Stock Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) *Vesting.* Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) *Termination of Participant's Continuous Service.* If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of

Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) *Transferability.* Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) *Dividends.* A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) *Restricted Stock Unit Awards.* Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; *provided, however,* that each Restricted Stock Unit Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) *Vesting.* At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) *Payment.* A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) *Additional Restrictions.* At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) *Dividend Equivalents.* Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) *Termination of Participant's Continuous Service.* Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) *Performance Awards.*

(i) *Performance Stock Awards.* A Performance Stock Award is a Stock Award that may vest or be exercised contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be

conclusively determined by the Committee, in its sole discretion. The maximum number of shares covered by an Award that may be granted to any Participant in a calendar year attributable to Stock Awards described in this Section 6(c)(i) (whether the grant, vesting or exercise is contingent upon the attainment during a Performance Period of the Performance Goals) shall not exceed 2,000,000 shares of Common Stock. The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Stock Award to be deferred to a specified date or event. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) *Performance Cash Awards.* A Performance Cash Award is a cash award that may be paid contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee, in its sole discretion. The Committee may not grant a Performance Cash Award that has a maximum value that may be paid to any Participant in excess of $10,000,000 for each full calendar year covered by the Performance Period, with such limit to be adjusted pro-rata for any Performance Period that is less than a full calendar year by multiplying such limit by a ratio calculated by reference to the number of days in the applicable Performance Period divided by 365. The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) *Board Discretion.* The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) *Section 162(m) Compliance.* Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee shall establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period, or (b) the date on which twenty-five (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of Shares, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, shall determine.

(d) *Other Stock Awards.* Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. Covenants of the Company.

(a) *Availability of Shares.* During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock reasonably required to satisfy such Stock Awards.

(b) *Securities Law Compliance.* The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however,* that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c) *No Obligation to Notify or Minimize Taxes.* The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8. Miscellaneous.

(a) *Severability.* If any provision of the Plan is determined to be unenforceable for any reason, then that provision shall be deemed to have been deleted or modified to the extent necessary to make it enforceable, and the remaining provisions of the Plan shall be unaffected.

(b) *Use of Proceeds from Sales of Common Stock.* Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(c) *Corporate Action Constituting Grant of Stock Awards.* Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(d) *Stockholder Rights.* No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(e) *No Employment or Other Service Rights.* Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(f) *Incentive Stock Option $100,000 Limitation.* To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) *Investment Assurances.* The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) *Withholding Obligations.* Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however,* that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) *Electronic Delivery.* Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

(j) *Deferrals.* To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) *Compliance with Section 409A.* To the extent that the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded and a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount shall be made upon a "separation from service" before a date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death.

9. Adjustments upon Changes in Common Stock; Other Corporate Events.

(a) *Capitalization Adjustments.* In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of

Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d) and 6(c)(i) , and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) *Dissolution or Liquidation.* Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however,* that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) *Corporate Transaction.* The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award.

(i) *Stock Awards May Be Assumed.* In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award, or may choose to assume or continue the Stock Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution shall be set by the Board.

(ii) *Stock Awards Held by Current and Recent Participants.* In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction or by Participants whose Continuous Service was terminated by the Company within three (3) months prior to the effective time of the Corporate Transaction (referred to as the ***"Current and Recent Participants"***), the vesting of such Stock Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Stock Awards may be exercised) shall be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

(iii) *Stock Awards Held by Persons other than Current and Recent Participants.* In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current and Recent Participants, such Stock Awards shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided,*

however, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) *Payment for Stock Awards in Lieu of Exercise.* Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award (including, at the discretion of the Board, any unvested portion of such Stock Award), over (B) any exercise price payable by such holder in connection with such exercise.

(d) *Change in Control.* A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

10. Termination or Suspension of the Plan.

(a) *Plan Term.* The Board may suspend or terminate the Plan at any time. Unless terminated sooner by the Board, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) *No Impairment of Rights.* Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

11. Effective Date of Plan.

This Plan shall become effective on the Effective Date.

12. Choice of Law.

The law of the state of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. Definitions.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) *"Affiliate"* means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) *"Award"* means a Stock Award or a Performance Cash Award.

(c) *"Award Agreement"* means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Capitalization Adjustment"* means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards No. 123 (revised). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(f) *"Cause"* shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term shall mean with respect to a Participant, the occurrence of any of the following: (i) such Participant's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant's intentional, material violation of any material contract or agreement between the Participant and the Company or of the Company's code of Business Conduct or any of the Company's policies or of any statutory duty owed to the Company; (iv) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (v) such Participant's engaging in conduct which is inimical or injurious, in a material respect, to the business or interests of the Company. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated by reason of dismissal without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) *"Change in Control"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction, which is covered by Section 13(g)(ii). Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company from the Company by an investor, any affiliate (as such term is defined in Rule 405 of the Securities Act) thereof or any other Exchange Act Person in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the ***"Subject Person"***) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the

outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date this Plan is adopted by the Board, are Directors (the ***"Incumbent Board"***) cease for any reason to constitute at least a majority of the Directors; *provided, however,* that if the appointment or election (or nomination for election) of any new Director was approved or recommended by a majority vote of the Incumbent Board, such new Director shall, for purposes of this Plan, be considered a member of the Incumbent Board.

The term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement where such agreement provides for acceleration of vesting of such Stock Awards in the event of a Change in Control; *provided, however,* that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(h) *"Code"* means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) *"Committee"* means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(j) *"Common Stock"* means the common stock of the Company.

(k) *"Company"* means GSI Commerce, Inc., a Delaware corporation.

(l) *"Consultant"* means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register the sale of the Company's securities to such person.

(m) *"Continuous Service"* means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service; *provided, however,* if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) *"Corporate Transaction"* means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) *"Covered Employee"* shall have the meaning provided in Section 162(m)(3) of the Code.

(p) *"Director"* means a member of the Board.

(q) *"Disability"* means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) *"Effective Date"* means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2010 provided this Plan is approved by the Company's stockholders at such meeting.

(s) *"Employee"* means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(t) *"Entity"* means a corporation, partnership, limited liability company or other entity.

(u) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) *"Exchange Act Person"* means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(w) *"Fair Market Value"* means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) *"Incentive Stock Option"* means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(y) *"Non-Employee Director"* means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (***"Regulation S-K"***)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(z) *"Nonstatutory Stock Option"* means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(aa) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) *"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(cc) *"Option Agreement"* means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(dd) *"Optionholder"* means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) *"Other Stock Award"* means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ff) *"Other Stock Award Agreement"* means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(gg) *"Outside Director"* means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(hh) *"Own," "Owned," "Owner," "Ownership"* A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ii) *"Participant"* means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(jj) *"Performance Cash Award"* means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(kk) *"Performance Criteria"* means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share, net earnings, operating earnings or other earnings); (ii) adjusted earnings; (iii) earnings before taxes; (iv) earnings before interest, taxes and depreciation;

(v) earnings before interest, taxes, depreciation and amortization; (vi) earnings before interest, taxes, depreciation, amortization and stock-based compensation expense; (vii) total stockholder return; (viii) return on equity or average stockholder's equity; (ix) return on assets, investment, capital employed, or other financial return ratios; (x) growth in assets; (xi) stock price; (xii) margin (including gross margin, operating margin, variable contribution margin, or other margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) non-GAAP operating income, including or excluding stock-based compensation expense, (xvii) profits (before or after taxes); (xviii) net cash flow, free cash flow, or operating cash flow; (xix) sales or revenue targets; (xx) revenue, including increases in revenue or product revenue; (xxi) expense and cost containment and reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) sales or market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) share price performance; (xxviii) debt reduction and debt levels; (xxix) implementation or completion of projects or processes; (xxx) customer satisfaction and customer service metrics, including quality metrics and quality improvement (e.g., call abandonment rate); (xxxi) stockholders' equity; (xxxii) capital expenditures; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) employee metrics (e.g., reduced turnover); (xxxviii) fulfillment metrics (e.g., units per hour or unit volume); (xxxix) technology metrics (e.g., uptime);(xl) business development metrics (e.g., partner renewals); (xli) partner satisfaction; and (xlii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

With respect to any Performance Criteria listed above, the Board may adjust the definition of the Performance Criteria by excluding elements of the Performance Criteria or including an additional element, provided the achievement or non-achievement of the resulting Performance Criteria can be objectively determined by the financial information collected by the Company in the preparation of its financial reports. For example, the revenue Performance Criteria could be modified to include or exclude the revenue from specified subsidiaries, divisions, or other operational or administrative units in existence less than one year as of the beginning of the Performance Period. Also by way of example, the earnings before interest, taxes, depreciation and amortization could be modified to take into account one of the aforementioned excluded elements in the calculation of this Performance Criteria. Furthermore, a Performance Criteria could be created that compares the Company's performance in a Performance Criteria listed above to (1) the approved budgets for such Performance Criteria, or (2) to the performance over the same Performance Period of a pre-selected group of companies or a pre-selected index.

(ll) *"Performance Goals"* means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board shall appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles.

(mm) *"Performance Period"* means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(nn) *"Performance Stock Award"* means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(oo) *"Plan"* means this GSI Commerce, Inc. 2010 Equity Incentive Plan.

(pp) *"Restricted Stock Award"* means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(qq) *"Restricted Stock Award Agreement"* means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(rr) *"Restricted Stock Unit Award"* means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(ss) *"Restricted Stock Unit Award Agreement"* means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(tt) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(uu) *"Securities Act"* means the Securities Act of 1933, as amended.

(vv) *"Stock Appreciation Right"* or *"SAR"* means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(ww) *"Stock Appreciation Right Agreement"* means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(xx) *"Stock Award"* means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(yy) *"Stock Award Agreement"* means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(zz) *"Subsidiary"* means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(aaa) *"Ten Percent Stockholder"* means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

**PROPOSED FORM OF
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GSI COMMERCE, INC.**

GSI Commerce, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, subject to approval of the Company's stockholders at the 2010 Annual Meeting of Stockholders, Article IV, Paragraph A of the Amended and Restated Certificate of Incorporation of the Company shall be amended to increase the number of authorized shares of common stock, par value $.01 per share ("Common Stock") from 90,000,000 to 180,000,000 and shall read in its entirety as follows:

A. The total number of shares of stock which the Corporation shall have authority to issue is one hundred eighty-five million (185,000,000), of which one hundred eighty million (180,000,000) shall be Common Stock, par value $0.01 per share, and five million (5,000,000) shall be Preferred Stock, par value $0.01 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this day of , 2010.

GSI COMMERCE, INC.

By: ______________________________

Arthur H. Miller
Executive Vice President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 2, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 0-16611

GSI COMMERCE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**04-2958132**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
935 FIRST AVENUE, KING OF PRUSSIA, PA	**19406**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (610) 491-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	NASDAQ Global Select Market
Preferred Stock Purchase Rights	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of the close of business on July 3, 2009, was approximately $360,296,158 based on a per share price of $14.39, the closing price of the registrant's common stock on the trading day prior to the end of the registrant's second fiscal quarter, as reported on the NASDAQ Global Select Market.[1]

There were 60,392,539 shares of the registrant's Common Stock outstanding as of the close of business on March 1, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

(Specific sections incorporated are identified under applicable items herein)

Certain information required for Parts II and III of this Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the Proxy Statement for the 2010 Annual Meeting of Stockholders.

(1) This amount equals the number of outstanding shares of the registrant's common stock reduced by the number of shares that may be deemed held by the registrant's executive officers, directors and stockholders owning in excess of 10% of the registrant's common stock, multiplied by the last reported sale price for the registrant's common stock on July 3, 2009 the last trading day prior to the last day of registrant's second fiscal quarter. This information is provided solely for record keeping purposes of the Securities and Exchange Commission and shall not be construed as an admission that any executive officer, director or 10% stockholder of the registrant is an affiliate of the registrant or is the beneficial owner of any such shares. Any such inference is hereby disclaimed.

GSI COMMERCE, INC.
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED JANUARY 2, 2010

TABLE OF CONTENTS

The Company's fiscal year ends on the Saturday nearest the last day of December. The Company's fiscal year ends are as follows:

References To	Refer to The Years Ended/Ending
Fiscal 2005	December 31, 2005
Fiscal 2006	December 30, 2006
Fiscal 2007	December 29, 2007
Fiscal 2008	January 3, 2009
Fiscal 2009	January 2, 2010
Fiscal 2010	January 1, 2011
Fiscal 2011	December 31, 2011
Fiscal 2012	December 29, 2012
Fiscal 2013	December 28, 2013
Fiscal 2014	January 3, 2015

PART I

ITEM 1: *BUSINESS*

Overview

We are a leading provider of e-commerce and interactive marketing services to large businesses that sell products directly to consumers (b2c). We operate in three business segments — e-commerce services, interactive marketing services and consumer engagement. Within these segments, we provide services to more than 500 retailers and brands, including: 7 for all Mankind®; Aeropostale®; American Eagle Outfitters®, Avis®, Bath & Body Works®, British Airways®, Calvin Klein®, Christopher & Banks®, Cole Haan®, Dell®, Dick's Sporting Goods®, Estee Lauder®, Expedia®, HP®, Major League Baseball®, the NFL®, Philips®, Publishers Clearing House®, RalphLauren.com®, Sports Authority®, The TJX® Companies, Tory Burch®, Toys "R" Us®, Tumi®, Warnaco® and the Washington Post Newspapers, Inc. ®

Our services enable retailers and brands to build and grow their e-commerce and multichannel businesses. By working with us, we believe companies gain access to high quality technologies, a proven, integrated and scalable infrastructure, and interactive marketing expertise. Further, by investing continuously in our offerings, we provide a broader range of high-quality capabilities than our clients could justify building, implementing and maintaining on their own. As we continue to invest in our services, infrastructure and expertise, we believe that we increase our overall value to our clients.

In our e-commerce services business, we deliver customized solutions to clients through an e-commerce platform, which is comprised of three components: technology, fulfillment and customer care / call center services. We offer each of the platform's components on a modular basis or as part of an integrated, end-to-end solution.

In our interactive marketing services business, we offer comprehensive digital and traditional agency and e-mail marketing services that include brand development and strategic account planning, user experience and creative design, interactive marketing, traditional advertising, media buying, video, marketing content and promotional development, e-mail marketing and distribution, Web store usability, and product photography and content development.

In our consumer engagement business, we offer retailers and brands an online platform to sell excess inventory in the private sales channel as well as through an off-price marketplace. The private sales channel is an online platform that uses sales limited in time and inventory to create an efficient and effective channel for brands to sell excess inventory in a brand-friendly environment designed to protect the brand's image and enhance brand visibility. Our off-price marketplace is an online alternative sales channel for manufacturers, brands, distributors and other retailers to liquidate inventory.

For additional information about our business segments, see Note 14, *Segment Information*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

e-Commerce Services

Overview

We provide e-commerce services domestically and internationally that enable b2c companies to operate e-commerce and multichannel retailing businesses. Our services include a comprehensive suite of Web and e-commerce technologies, fulfillment and customer care / call center services. We offer components of these services as part of an integrated e-commerce platform as well as on a modular basis. Additionally, our e-commerce services include technical Web and e-commerce development services, buying services, value-added fulfillment services, and third-party services we resell to our clients.

We believe that our e-commerce services help clients grow their e-commerce and multichannel businesses faster and more profitably than they could on their own. As retailers and brands place a greater emphasis on developing their online channels, they are challenged to make the level of investment required to support high-quality, multichannel, e-commerce businesses. The online businesses of our clients and prospects often account for

a small, but growing percentage of their companies' overall businesses, which makes their online businesses too important to ignore, but often not large enough to justify the initial and continuing investment required for a robust e-commerce offering.

We continually seek to broaden the scope of our services and capabilities to help our clients grow their e-commerce businesses and enhance their customers' online experience.

Our e-commerce services can be customized to provide solutions that best fit the needs of our clients. We continually upgrade or enhance our core set of platform components to gain efficiencies, improve performance and provide solutions that encourage the growth of our clients' businesses.

We provide e-commerce services to clients that manage their own inventory and to clients for which we purchase and own the inventory. In cases where product is owned by the client, the client is the seller of the merchandise, establishes product prices and pays us service fees based either on a fixed or variable percentage of revenues, or based on the activities we perform. In cases where our clients have us select and purchase inventory from product manufacturers and other vendors, we operate the client's e-commerce site on their behalf (under their brand or name) and we sell the inventory directly to consumers.

When we own the inventory, we establish the prices for products that we offer, and to the extent possible, we strategically price products sold through a client's e-commerce business to be consistent with the pricing for the same products at that client's retail stores. Accordingly, prices for the same products may differ across our clients' e-commerce businesses. Generally, we pay a percentage of revenues to the respective clients in exchange for the right to use their brand or names, logos and Web site address in the operation of their e-commerce business and for their commitment to promote and advertise their e-commerce business. This model is used primarily for our relationships with sporting goods retailers. A similar "owned inventory" model is used with our licensed products business and most of our professional sports leagues and some entertainment companies with the primary difference being that we have licensing agreements with the clients to sell selected products on their Web sites.

To facilitate our selection and purchasing of inventory, we have a buying organization that procures products in the merchandise categories of sporting goods, consumer electronics and licensed entertainment and sporting goods products. In the case of sporting goods, we use a common pool of owned sporting goods inventory, which allows us to offer a broad assortment while efficiently managing the inventory. We also have business to business (b2b) relationships with several clients to sell sporting goods and licensed products we own to their customers through their Web stores or other retail channels. We sell products to these b2b clients from our inventory or through our network of drop shippers and fulfill customer orders on behalf of these clients. We believe that we have strong relationships with our vendors and sources of unique products, and we regularly seek to add new vendors, brands and sources of unique products. During fiscal 2009, we purchased $41.3 million of inventory from one vendor, which accounted for 18.2% of the total dollar amount of inventory we purchased.

Technology Services

We build and operate our clients' Web stores using our proprietary, hosted e-commerce software solution, which enables a complete online shopping experience tailored to our clients' brands. This solution includes a broad set of configurable features and functions, such as product presentation, merchandising, shopping cart and checkout, that enable the buying and selling of products online. On a selective basis, we also integrate specialized, third-party software applications into our solution.

We provide our clients with proprietary Web store management tools to manage their Web store's administration, product and catalog content and reporting. These tools help clients to create and manage product categories, marketing and descriptive content, product images, advertisements and promotions, merchandising, inventory, cross-selling and up-selling, and search capabilities.

We provide hosting services for our clients' Web stores and related systems. These services are hosted in two data centers, which are co-located with a leading third-party telecommunications company. We actively manage and monitor the operations and infrastructure of these data centers.

We can manage all aspects of orders placed through our clients' Web stores through our order management and processing system, including credit card payments, alternative payments, private-label credit cards, promotions, gift card purchase and redemption, shipping fees, taxes, and other service fees such as for gift wrapping.

We can also provide our clients with continuous access to a secure, Web-based, analytics portal with reporting and analytical capabilities including demand, merchandising, marketing, click stream, and Web metrics.

Fulfillment and Drop Shipping Services

We offer a range of order fulfillment services through seven fulfillment centers — five in the U.S., one in Canada, and one in Europe. Our fulfillment centers support multicategory, b2c requirements and can be used as a part of an integrated offering with our Web Store technologies and customer care and call center operations or utilized as a stand-alone module integrated with a client's third party applications and operations.

As of March 1, 2010, our total fulfillment footprint was approximately 2.7 million square feet. We also integrate with and manage a network of about 750 third-party, drop-ship vendors as well as with certain clients who perform their own fulfillment.

We also process orders and provide fulfillment for clients that directly market products through television advertisements (infomercials), the Web and over the telephone and provide fulfillment services for specialized award programs.

We maintain relationships with major freight carriers and offer 'ShipQuik,' a customized shipping program for the U.S., which uses our operational scale to improve ship times at competitive prices. We also offer 'iShip,' an international shipping program that allows a U.S. customer to ship purchased products to approximately 30 European, South American and Asian countries.

Customer Care and Call Center Services

We provide customer care and call center services 24 hours per day, seven days per week through four customer care centers in the U.S. and one customer care center in the U.K. When needed, we utilize third-parties to add customer service capacity. We also deploy our customer care application remotely for clients that provide their own customer care services. Our customer care applications and informational tools can provide a 360-degree view and access to customer information including service history, previous purchases, personal preferences, product information, inventory availability and order status. Our customer care tools are integrated with our order management and fulfillment operations to provide a consistent experience across all customer touch points including our clients' Web stores, direct mail, newspaper circulars, catalogs, promotional events and direct response television campaigns. These tools can also be integrated with client's or third-party applications.

Interactive Marketing Services

Overview

We provide brand development and strategic account planning, user experience and creative design, interactive marketing, affiliate marketing, studio services (photography and content development) as well as traditional media services through our in-house digital marketing agency, TrueAction™. We also provide advanced e-mail marketing and data services and solutions through our subsidiary, e-Dialog, Inc.

Digital Marketing Agency Services

With an understanding of data and customer insights, we work with our clients to develop, implement and manage marketing initiatives and compelling Web store features, functions and content. We also offer traditional print and media services such as print advertising, video, marketing content development and promotional campaigns. These initiatives are aimed at increasing sales for our e-commerce clients' and non-platform clients' products and promoting consistency for client brands across all customer channels. We have combined our e-commerce expertise, our familiarity with our clients' online businesses and our skills in interactive and traditional marketing to offer a comprehensive suite of marketing services. Our e-commerce clients benefit from the integrated

relationship between our interactive marketing services and our e-commerce platform, which gives us significant insight and knowledge about our clients' direct-to-consumer businesses.

We help clients develop and increase the strength and consistency of their brand(s) online and across multiple channels by developing the overall messaging, imagery and tone for those brands.

We also work with our clients to develop strategies and create online brand experiences that are intuitive and easy to use and that affect our clients' customers' needs and behaviors. Our team of design, usability research, and technology professionals collaborates with our clients to create custom online experiences that reinforce our clients' offline presence. We also use our state-of-the-art usability lab to test shoppers' experiences with our clients' Web stores' design, navigation and content and to provide valuable insight and feedback into customer shopping and purchasing habits and expectations.

We create and produce product images and descriptive content for our clients' Web stores that is consistent with our clients' branding. We operate an in-house professional digital photography studio to create product presentations designed to inform online shoppers and encourage purchases.

We develop, implement and manage strategic marketing programs for our clients that are designed to increase online exposure, generate incremental revenue, drive new customer acquisition and maximize the return on our clients' marketing investment. We help our clients create favorable product marketplace and brand positioning opportunities using our marketing research and analysis. We create and manage marketing programs that include paid and natural search engine marketing (SEM) & search engine optimization (SEO), comparison shopping engines (CSEs), online advertising, contextually relevant publisher sites, blogs, social networks, affiliate marketing, and emerging media opportunities.

We also measure and analyze consumer purchasing behavior and use the intelligence to help optimize marketing campaigns for our clients.

The agency also owns and operates an affiliate marketing network. We believe affiliate marketing is an effective tool that has helped our clients grow their online businesses.

e-Mail Marketing Services

We provide advanced e-mail marketing and database technologies, products, strategies, and services for permission-based e-mail marketers in the U.S. and in Europe.

We offer e-mail marketers a comprehensive and integrated set of tools that combines campaign management, data segmentation, in-depth reporting, analysis and performance. We offer a broad range of service offerings that include campaign management (for full-service and collaborative relationships), strategy, analytics, data services, data integration, creative, advanced applications, deliverability/ISP relations, and response management. Custom solutions include development of a custom content collection interface (CCI), workflow optimization and specialized conversion and Web tracking. We offer clients a range of service delivery options depending on their e-mail marketing needs including full-service, self-service and collaborative relationship solutions, which clients can rely on us for training, custom applications and production assistance whenever the expertise is needed.

Consumer Engagement

Overview

We provide retailers and brands with an online platform to sell excess inventory in the private sale channel through Rue La La, as well as in the off-price marketplace through SmartBargains.

Online Private Sale Channel

We provide an online platform that brings the "sample sale" concept online and creates an efficient and effective channel for brands to merchandise and sell excess inventory in a brand-friendly environment designed to protect the brand's image and enhance brand visibility. We utilize a viral and cost-efficient marketing strategy based on member referrals through e-mail to grow the membership base. Members receive daily e-mails alerting them to

the sales of the day which builds anticipation and excitement among the membership. Sales are limited — both in time and inventory, which adds a sense of urgency to the promotion for the consumer.

Off-Price Marketplace

We provide an online platform for the sale of off-price merchandise across a wide, cross-section of categories. This is an online alternative sales channel for manufacturers, brands, distributors and other retailers to liquidate inventory.

Growth Strategy

Our objective is to grow our business by:

- expanding the e-commerce services client base;
- retaining clients, growing their businesses and selling additional services;
- growing the interactive marketing services business;
- growing the consumer engagement business;
- expanding globally; and
- selectively pursuing strategic acquisitions.

Expand the e-Commerce Services Client Base

We continue to grow our client base primarily through the efforts of our in-house sales organization and sales support group. We seek to attract new clients by providing solutions that enable companies to grow their e-commerce businesses more rapidly and cost-effectively than they could on their own. We believe our clients select our e-commerce solutions for the following reasons:

- Leadership position and proven track record — We believe we are among the industry's leading providers of e-commerce services and we have successfully delivered our e-commerce services to clients since 1999.
- Broad and flexible suite of services — We believe we offer one of the industry's broadest suites of e-commerce services which can be delivered as integrated or modular solutions depending on specific client objectives.
- Expertise — We have knowledge that comes from working with e-commerce businesses for 10 years.
- Meaningful scale — We have large, aggregate volume on our e-commerce services platform with significant operating infrastructure.

Retain Clients, Grow Their Businesses and Sell Additional Services

The financial benefit that we derive from our e-commerce service relationships with our clients is primarily tied to the performance of their e-commerce businesses. Accordingly, it is part of our strategy to grow our business by growing our clients' e-commerce businesses. It is therefore important for us to build long-term and multifaceted relationships with our clients and to provide services and create opportunities for our clients to grow their businesses.

For our e-commerce services clients, we typically have long-term, exclusive contracts. When our e-commerce services contracts come up for renewal, the majority of our e-commerce clients renew their relationship with us for multiple years. Long-term and multifaceted relationships provide opportunity to sell additional services such as those we offer through our marketing services and consumer engagement businesses.

Grow Our Interactive Marketing Services Business

We also grow by adding interactive marketing services clients as well as expanding the scope of services used by existing clients. We expect industry growth trends showing more marketing dollars moving from traditional

marketing channels to online and other interactive channels to continue. We believe this shift in marketing channels provides us with the opportunity to sell additional marketing services to existing clients and helps us obtain new marketing services clients outside of those on our e-commerce platform.

Drive Consumer Engagement

We grow by offering Rue La La, our online private sales channel, and SmartBargains, our off-price merchandise marketplace. Both offerings were acquired in 2009.

Expand Globally

Through organic development and strategic acquisitions, we have built, and continue to add e-commerce and marketing services to our international offering. As we add more e-commerce services clients internationally, we would also expect to grow our international interactive marketing services business. We grow internationally by signing new clients based outside of North America and by expanding our relationships with our existing North American clients that have global brands and want to expand the online presence of those brands internationally. Our international operations do not currently represent a material portion of our business.

Selectively Pursue Strategic Acquisitions

We also intend to continue to grow by selectively acquiring companies that enhance existing capabilities, or provide new capabilities strategic to either e-commerce, interactive marketing, or consumer engagement services, add operational scale, or provide geographic expansion. From 2007 through November 2009, we completed six such acquisitions:

- Accretive Commerce, an e-commerce solutions company;
- Zendor.com, a provider of fulfillment and customer care in the U.K.;
- e-Dialog, a provider of advanced e-mail marketing services and solutions;
- Silverlign, an integrated marketing strategy and design agency;
- Pepperjam, an affiliate marketing network and interactive marketing agency specializing in search; and
- Retail Convergence Inc., operator of Rue La La and SmartBargains.

Competition

e-Commerce Services

The market for the development and operation of e-commerce businesses is continuously evolving and intensely competitive. Many of our prospective e-commerce services clients evaluate managing all aspects of an e-commerce operation with internal resources. As a result, we often compete with in-house solutions promoted and supported by internal information technology staffs, merchandising groups and other internal corporate constituencies as well as with technology and service providers that supply one or more components of an e-commerce solution that allow prospects to develop and operate their e-commerce business in-house. This group of providers may include the prospective client itself and companies that offer: Web platforms (ATG, IBM and Microsoft); customer care /call center services (West and Convergys); fulfillment and logistics (DHL and UPS); and systems integrators (Accenture, EDS, Sapient, Infosys and IBM). We also compete with the online and offline businesses of a variety of retailers and manufacturers in our targeted categories.

We believe that we compete with e-commerce competitors primarily on the basis of the following:

- offering the choice of a complete integrated solution or a component-based solution, both of which are designed to increase efficiencies and improve integration;
- promoting the client's brand and business — not our own;
- providing scale and operating leverage with an enterprise focus;

- establishing our commitment to invest in and grow our platform; and
- aligning our financial interests with those of our clients.

Interactive Marketing Services

The market for interactive marketing services is continuously evolving and intensely competitive. Our prospective interactive marketing services clients evaluate managing their marketing services with internal resources as well as through digital marketing agencies. As a result, we often compete with in-house solutions promoted and supported by internal marketing departments as well as with service providers that supply one or more interactive marketing services. This group of providers may include the prospective client itself and companies that offer: e-mail management and data aggregation (Experian, Harte-Hanks and Epsilon); and online marketing and design services (digital marketing services agencies such as Omnicom Group, WPP Group, Publicis and the Interpublic Group of Companies)

We believe that we compete with marketing services competitors primarily on the basis of the following:

- offering digital marketing solutions that are integrated with our e-commerce platform, which provide a more strategic, cohesive and optimized approach to growing e-commerce businesses; and
- providing a services approach to e-mail marketing that utilizes a proprietary relevance technology to promote stronger customer engagements that are designed to increase revenues, profitability and return on investment.

Consumer Engagement

The competitive marketplace for the online liquidation of merchandise is also extremely competitive and consists of two principal types of businesses — the online private sale space and online outlets that sell off-price merchandise. Competitors in the online private sale space in North America include companies such as Gilt Groupe, HauteLook, and ideeli. Competitors in online off-price merchandise include companies such as Overstock.com and e-Bay.

We believe that we compete with online, product liquidation competitors primarily on the basis of the following:

- offering effective solutions for brands to move inventory and drive brand revenue while maintaining brand desirability;
- securing desirable merchandise and providing products to consumers in an expanding list of merchandise categories including fashion, jewelry, accessories, footwear and home;
- using highly effective, viral marketing campaigns that drive membership growth with low acquisition costs; and
- having a low inventory investment with quick and discrete sell-through of merchandise.

Intellectual Property

Our e-commerce and e-mail platforms include certain proprietary technology. To protect our proprietary rights in services and technology, we rely on various intellectual property laws and contractual restrictions. These include confidentiality, trade secret law, invention assignment and nondisclosure agreements with our clients, employees, contractors and suppliers. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization.

We use our clients' names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce businesses. Our agreements with our clients provide us with licenses generally to use this intellectual property in connection with the operation of their e-commerce businesses. These licenses typically are coterminous with the respective agreements.

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

Employees

As of February 12, 2010, we employed approximately 5,500 people worldwide. We had approximately 5,100 full-time employees and 117 part-time employees in the U.S. and 268 full-time and 22 part-time employees internationally. Globally, approximately 4,500 employees work in e-commerce services, 794 work in interactive marketing services and 216 work in consumer engagement. Employment levels may fluctuate due to the seasonal nature of our e-commerce services and consumer engagement businesses. In addition, we use independent contractors and temporary personnel. None of our employees are covered by a collective bargaining agreement, and we consider our relationship with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at our Investor Relations Web site. The address is www.gsicommerce.com/investors. We make available through our Web site, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to Investor Relations, 935 First Avenue, King of Prussia, Pennsylvania, 19406. The information on the Web site listed above is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This Web site is and is only intended to be an inactive textual reference.

We are a Delaware corporation organized in 1986. Our executive offices are located at 935 First Avenue, King of Prussia, Pennsylvania, 19406. Our telephone number is (610) 491-7000.

ITEM 1A: *RISK FACTORS*

We operate in rapidly changing industries and have recently entered new lines of business, all of which make our operating results difficult to predict.

The industries in which we operate are rapidly changing and evolving. The evolution of these industries makes our risks, capital needs and operating results difficult to predict. Any failure to adapt our services in response to changing market and technological requirements could adversely affect our operating results. In connection with recent acquisitions, we have also recently entered into new lines of business: the online private sale business, the off-price e-commerce marketplace business and the affiliate marketing business. The online private sale business is an especially new and unproven business model. We have limited experience in these new lines of business, and we will be required to devote substantial financial, technical, managerial and other resources to them. We cannot assure you that these new lines of business will be successful.

We may not achieve the expected benefits of acquisitions and investments.

We have acquired a number of companies and invested in a number of companies, products and technologies, and we may acquire additional companies or invest in additional companies, products or technologies in the future. These transactions are accompanied by a number of risks, including:

- failure of acquired companies to achieve planned results;
- unanticipated problems and liabilities of acquired companies, including patent and trademark infringement claims, violations of laws, commercial disputes and tax liabilities;
- difficulties resolving indemnification disputes with previous owners;
- disruptions to our ongoing business;
- difficulties in retention and assimilation of the employees of the acquired business;
- difficulties in assimilation of acquired operations, technology, products and/or services;
- the difficulty of integrating a new company's accounting, financial reporting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented; and
- diversion of management and employee time and focus.

These transactions may also result in dilutive issuances of our equity securities, use of our cash resources, and incurrence of debt and amortization expenses related to intangible assets. Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments. In addition, valuations supporting our acquisitions and investments could change. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

Our failure to manage growth and diversification of our business could harm us.

We are continuing our efforts to grow and diversify our business both in the United States and internationally. This has placed, and will continue to place, demands on our management, as well as on our operational and financial infrastructure. To effectively manage our growth initiatives, we will need to continue to expand, improve and adapt our personnel, operations, infrastructure and our financial, information and other systems and continue to implement adequate controls. These enhancements and improvements are likely to be complex and could require significant capital expenditures and allocation of valuable management resources. We may also have to expand our management team by recruiting and employing additional experienced executives and employees. If we are unable to adapt our systems and business, put adequate controls in place and expand our management team in a timely manner to accommodate our growth, our business may be adversely affected.

We plan to continue to expand our business internationally which may cause our business to become increasingly susceptible to numerous international business risks and challenges. We have limited experience in international operations.

For fiscal 2009, substantially all of our net revenues, income from operations and assets were in the United States. Our growth strategy involves expanding our business internationally, and since 2006, we have completed acquisitions of companies in Spain and the United Kingdom and opened a fulfillment center in Canada. However, we have limited experience in international business, and we cannot assure you that our international expansion strategy will be successful. Our experience in the United States may not be relevant to our ability to expand internationally. In addition, our lack of a track record outside the United States increases our execution risks and the risks described below.

International expansion is subject to inherent risks and challenges that could adversely affect our business, including:

- the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that our international operations deal with local distributors;
- substantial competition with local companies;
- compliance with international legal and regulatory requirements and tariffs (see also "— Existing or future laws or regulations could harm our business or marketing efforts," below);
- managing fluctuations in currency exchange rates;
- difficulties in staffing and managing foreign operations;
- greater difficulty in accounts receivable collection;
- potential adverse tax consequences;
- uncertain political and economic climates;
- potentially higher incidence of fraud;
- different employer/employee relationships;
- cultural ambivalence toward, or non-acceptance of, e-commerce businesses;
- language barriers;
- price controls or other restrictions on foreign currency; and
- difficulties in obtaining export and import licenses and compliance with applicable export controls.

Some of these factors may cause our international costs of doing business to exceed our comparable domestic costs. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition as a whole.

We may not be able to compete successfully against current and future competitors.

Our businesses are rapidly evolving and intensely competitive.

In our e-commerce services segment, we face competition from in-house e-commerce solutions, technology and service providers which supply one or more components of an e-commerce solution and other providers of integrated e-commerce solutions. Low barriers to entry into the e-commerce solutions market may increase the number of competitors our e-commerce business may face. As we continue to expand internationally, our e-commerce services segment will face increased competition from local companies which may have a greater understanding of, and focus on, the local customer. Our e-commerce services segment has competitors with longer operating histories, larger customer bases, greater brand recognition or greater financial, marketing and other resources. Those competitors may be able to secure merchandise on more favorable terms and devote more resources to technology development and marketing than our e-commerce services segment.

In our interactive marketing services segment, we face competition from other providers of interactive marketing services, other providers of traditional marketing services and in-house marketing departments. Low barriers to entry in the interactive marketing industry may increase the number of competitors our interactive marketing services business may face. International expansion of our interactive marketing services segment will increase our exposure to competition with local companies who may have a competitive advantage because of their understanding of the needs of local businesses and consumers. Our interactive marketing services segment has competitors with longer operating histories, larger customer bases, greater brand recognition or greater financial, marketing and other resources who are able to devote more resources to technology development and marketing.

In our consumer engagement segment, we face competition from the offline businesses of retailers and manufacturers and other e-commerce Web sites. New private sale Web sites may be created and traditional

liquidators and online retailers may develop services that compete with our online private sale channel and off-price marketplace. If our competitors are able to secure merchandise on more favorable terms, our consumer engagement business could be harmed. In addition, manufacturers and retailers may decide to create their own Web sites for selling excess inventory. Local companies will have a competitive advantage over our consumer engagement segment as we expand internationally.

We cannot assure you that we will be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business, results of operations and financial condition could be negatively impacted.

Our business is highly seasonal; a weak fourth quarter would have a material adverse effect on our operating results for the year.

Our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate amount of our total annual revenues. For fiscal 2009, 42.8% of our annual net revenues were generated in our fourth fiscal quarter. For fiscal 2008 and fiscal 2007, 40.5% and 44.7% of our annual net revenues were generated in our fourth fiscal quarter, respectively. Since fiscal 1999, we have not generated net income in any fiscal quarter other than a fourth fiscal quarter. Our results of operations historically have been seasonal primarily because consumers increase their purchases during the fourth quarter holiday season.

Because our fourth quarter accounts for a larger percentage of our annual revenue, any negative impact on our business during the fourth quarter will have a disproportionate adverse affect on our results of operations for the full year. Certain significant components of our expenses, including rent, utilities, maintenance and other facility-related expenses and the costs of our information technology systems, are incurred throughout the year at amounts required in order to maintain the capacity required during our fourth quarter. In addition, we have significant cash requirements in the months leading up to our fourth quarter in anticipation of higher sales volume during the fourth quarter, including expenses for additional inventory, advertising and employees. Our fourth quarter results could be lower than expected if, among other things:

- we and our clients do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, and we or our clients fail to meet customer demand;
- we overstock products and are required to take significant inventory markdowns or write-offs, which could reduce profits;
- too many consumers access our and our clients' e-commerce Webstores within a short period of time due to increased holiday or other demand or we inaccurately forecast consumer traffic, and as a result we experience system interruptions that make our and our clients' e-commerce Webstores unavailable or prevent us from transmitting orders to our fulfillment operations; or
- we are unable to adequately staff our fulfillment and customer service centers during these peak periods.

If for any reason our fourth fiscal quarter results were substantially below expectations, our operating results for the full year would be materially adversely affected.

General economic conditions may adversely affect our results of operations and financial condition.

General economic conditions may adversely affect our results of operations and financial condition. The direction and relative strength of the global economy continues to be uncertain due to recent softness in the real estate and mortgage markets, volatility in fuel and other energy costs, varying economic conditions in different countries, difficulties in the financial services sector and credit markets, high levels of unemployment and other macro-economic factors. Consumer uncertainty about current economic conditions could adversely affect consumer confidence and behavior in ways that adversely affect our results of operations and financial condition. For example, the economic uncertainty could cause consumers to reduce their discretionary purchases of goods which

we and our clients sell. This in turn could result in slower inventory turnover and could cause us or our clients to have greater markdowns on inventory.

We have an accumulated deficit and may incur additional losses.

Since 2001, we have recorded net losses in all but two of our fiscal years. As of the end of fiscal 2009, we had an accumulated deficit of $165.6 million. If we fail to generate sufficient revenue from our existing clients, add an appropriate number of new clients or adequately control our expenses, we may not be able to return to profitability. We will continue to incur significant operating expenses and capital expenditures as we seek to expand our operations and enhance our capabilities. If we incur expenses at a greater pace than we generate revenues, we could incur additional losses.

We may not be able to access on satisfactory terms, or at all, the credit and capital markets as needed to finance a portion of our working capital requirements and support our liquidity needs.

We rely upon access to the credit and capital markets as a source of liquidity for the portion of our working capital and debt repayment requirements, infrastructure needs and consideration for acquisitions and strategic investments not provided by cash from operations or investments. We may in the future need to seek additional equity or debt financing. We may not be able to obtain financing on satisfactory terms or at all. If we issue securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock. In addition, the terms of these securities could impose restrictions on our operations.

Market disruptions such as those recently experienced in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity. If the lenders in our secured revolving bank credit facility are unable to meet their obligations to provide loans to us under the terms of the credit facility, if we are unable to access credit at competitive rates, or at all, if our short-term or long-term borrowing costs dramatically increase, or if we are not able to obtain financing on satisfactory terms or at all, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected which may limit our growth potential and our ability to execute our business strategy.

Our substantial leverage and significant debt service obligations could adversely affect our financial condition and our ability to fulfill our obligations and operate our business.

We currently have and expect to continue to have a significant amount of indebtedness. As of January 2, 2010, including our outstanding convertible notes, borrowings under our secured revolving bank credit facility and capital leases, we had approximately $205.8 million of indebtedness outstanding with an aggregate principal amount of $240.9 million and we had $90 million of borrowing capacity under the revolving portion of our secured revolving bank credit facility. We may also incur additional indebtedness in the future. On June 1, 2010, holders of our 3% convertible notes due 2025, referred to as the "3% convertible notes," are permitted to require us to repurchase the 3% convertible notes for 100% of the principal amount outstanding ($57.5 million as of January 2, 2010) plus accrued and unpaid interest. Although we cannot provide any assurances, we currently expect to have sufficient liquidity from our cash from operating activities, our cash and cash equivalents and/or our secured revolving bank credit facility to fund any such required repurchases. In the event of a default under the notes or the secured revolving bank credit facility, our indebtedness could become immediately due and payable and could adversely affect our financial condition.

Our indebtedness could have significant negative consequences on us, including:

- our debt level increases our vulnerability to general adverse economic and industry conditions;
- we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;
- we may need to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the amount of money available to finance our operations and other business activities;

- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general; and
- our substantial amount of debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt.

The terms of our secured revolving bank credit facility impose financial and operating restrictions on us.

We have a secured revolving bank credit facility with a borrowing capacity of $90 million, which, subject to certain conditions, may be increased to $150 million. Our secured revolving bank credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. These covenants limit or restrict, among other things, our ability to:

- incur additional indebtedness or pre-pay existing indebtedness;
- pay dividends or make other distributions in respect of our equity securities;
- sell assets, including the capital stock of us and our subsidiaries;
- enter into certain transactions with our affiliates;
- transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;
- create liens;
- make certain loans or investments; and
- effect a consolidation or merger or transfer of all or substantially all of our assets.

These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our ability to borrow under the secured revolving bank credit facility is subject to compliance with covenants. If we breach any of the covenants in our secured revolving bank credit facility, we may be in default under our secured revolving bank credit facility. If we default, the lenders under our secured revolving bank credit facility could declare all borrowings owed to them, including accrued interest and other fees, to be immediately due and payable.

We may become obligated to make earnout payments to the former stockholders and employees of RCI, which may limit our available cash or affect our ability to engage in other business activities that may be in our best interests.

In connection with the acquisition of RCI, the former stockholders and employees of RCI will be eligible to receive an earnout payable in cash and common stock for each of the 2010, 2011 and 2012 fiscal years with an aggregate value of up to $170 million if certain financial performance targets are achieved. This earnout may limit our cash available for other purposes, limit our ability to engage in other business activities that may be in our best interests, limit our ability to make future acquisitions and may affect our ability to obtain financing.

If we fail to manage our exposure to global financial and securities market risk successfully, our operating results and financial condition could be materially impacted.

The primary objective of most of our investment activities is to conservatively invest excess cash. To achieve this objective, a majority of our cash and cash equivalents are held in bank deposit accounts and institutional money market mutual funds. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations and financial condition. We maintain cash and cash equivalents in various institutions at levels exceeding the insurance limits of the Federal Deposit Insurance Corporation, or FDIC, and we purchase investments not guaranteed by the FDIC. Accordingly, if any of these institutions fail, there may be a risk that we will not recover the full principal of our investments or that their liquidity may be diminished. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be directly or

indirectly impacted by uncertainty about current economic conditions. We could incur significant realized, unrealized or impairment losses associated with these investments.

Our growth and success depend, in part, on our ability to add new clients and maintain and expand our relationships with existing clients.

Key elements of our growth strategy include adding new clients, extending the term of existing client agreements and growing the business of our existing clients. Competition for clients is intense, and we may not be able to add new clients or keep existing clients on favorable terms, or at all. If we are unable to add and launch new clients within the time frames projected by us, we may not be able to achieve our targeted results in the expected periods. A change in the management of our clients could adversely affect our relationship with those clients, including our ability to renew agreements with those clients or enter into amendments to those agreements on favorable terms. If any of our existing clients were to exit the e-commerce channel, declare bankruptcy or suffer other financial difficulties and/or terminate or modify their relationships with us, our business, results of operations and financial condition could be adversely affected. If our agreements with existing clients terminate or are terminated, we may be unable to renew or replace these agreements on comparable terms, or at all.

Our success is tied to the offline businesses of our clients.

Our success is substantially dependent upon the offline businesses of our clients. Our business and reputation could be adversely affected if any of our clients were to suffer impairment of their offline businesses, whether due to financial difficulties, impairment of their brands, reduction in marketing efforts or reduction in the number of their retail stores. If any of these occurred, consumer traffic and sales through our clients' Web sites could be negatively affected and clients could choose not to continue to utilize our e-commerce, interactive marketing or liquidation services. Our results of operations could also be negatively impacted if certain of our clients fail to forecast product demand. Under certain of our client agreements, the clients select and buy the inventory for their corresponding Web stores. Under such arrangements, the client establishes product prices and pays us service fees based either on a fixed or variable percentage of revenues, or on the activity performed. As a result, if any of these clients fail to forecast product demand or optimize or maintain access to inventory, our service fees could be adversely affected.

A large percentage of our revenue is derived from a small number of our clients' businesses.

For fiscal 2009, sales to customers through one of our client's businesses accounted for 11.1% of our revenue, and sales through another client's businesses accounted for 10.2% of our revenue. In fiscal 2009, sales through our top five clients' businesses accounted for 36.9% of our revenues. For fiscal 2008 and 2007, sales through our top five clients' businesses accounted for 38.0% and 45.3% of our revenue, respectively. Loss of any of our major clients could adversely affect our business, results of operations and financial condition.

We are subject to significant inventory risks.

We are exposed to significant inventory risks that may adversely affect our operating results. These inventory risks are a result of seasonality, changes in consumer tastes, changes in consumer demand and spending habits, and other factors. In order to be successful, we and our clients must accurately predict consumer demand and avoid overstocking or understocking products. If we or our clients fail to identify and respond to changes in merchandising and consumer preferences, sales on our or our clients' e-commerce businesses could suffer and we or our clients could be required to mark down unsold inventory. For the inventory we own, this would depress our profit margins. For the inventory owned by our clients, this would reduce the fees we are able to collect, as our fees are calculated as a percentage of sales. In addition, any failure to keep pace with changes in consumers' tastes could result in lost opportunities and reduced sales through our or our clients' e-commerce businesses.

Inventory loss and theft, or "shrinkage," and merchandise returns could also increase in the future. If merchandise returns are significant, or our shrinkage rate increases, our revenues and costs of operations could be adversely affected.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements and other business relationships.

Relationships with Manufacturers, Retailers and Other Suppliers.

For some of our clients' e-commerce businesses, we own inventory and primarily purchase products from the manufacturers and distributors of the products. For other of our clients' e-commerce businesses, our clients own inventory and typically purchase products from the manufacturers and distributors of products or source their own products. If we or our clients are unable to develop and maintain relationships with these manufacturers, distributors or sources, we or our clients may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and our and our clients' e-commerce businesses could be adversely impacted. During fiscal 2009 we purchased 18.2% of the total amount of e-commerce services inventory we purchased from one manufacturer. During fiscal 2008 and 2007, we purchased 16.8% and 18.0%, respectively, of the total amount of e-commerce services inventory we purchased from one manufacturer. While we have a contract with this manufacturer, this manufacturer and other manufacturers, some of which do not have contracts with us, could stop selling products to us or our clients and may ask us or our clients to remove their products or logos from our or our clients' Web stores. If we or our clients are unable to obtain products directly from manufacturers, retailers or other suppliers, especially popular brand merchandise, we or our clients may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms. In addition, retailers and other suppliers may not continue to sell their excess inventory to us on current terms or at all. For example, our suppliers may sell their excess inventory to other traditional or online merchandise liquidators or they may not have excess inventory to sell. Our failure to obtain excess inventory on current terms or at all may limit our growth.

Marketing and Promotional Arrangements.

We have relationships with search engines, comparison shopping sites, affiliate marketers and other Web sites to provide content, advertising banners and other links to our clients' e-commerce businesses. We rely on these relationships as significant sources of traffic to our clients' e-commerce businesses. If we are unable to maintain these relationships or enter into new relationships on acceptable terms, our ability to attract new customers could be harmed.

Shipping Vendors.

Although we operate our own fulfillment centers, we rely upon multiple third parties for the shipment of our products. We also rely upon certain vendors to ship products directly to consumers. As a result, we are subject to the risks associated with the ability of these vendors and other third parties to successfully and in a timely manner fulfill and ship customer orders and any price increases instituted by these vendors. The failure of these vendors and other third parties to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of consumers, which could result in reduced sales by our and our clients' e-commerce businesses. In addition, if third parties were to increase the prices they charge to ship our products, and we passed these increases on to consumers, consumers might choose to buy comparable products locally to avoid shipping charges.

Our revenue from our affiliate marketing network may fail to grow or may decline if the reputation of the affiliate marketing network is damaged by unscrupulous activities of network participants.

The goal of an affiliate marketing network is to facilitate long-term and mutually beneficial partnerships between publishers/affiliates and advertisers/merchants. Our affiliate network may not continue to be effective in the future due to, among other reasons, publishers/affiliates acting in an unscrupulous manner, including using spam, false advertising, adware, cookie stuffing, forced clicks and other similar methods to drive traffic to advertisers on the network. If publishers/affiliates in the affiliate network utilize unethical practices, this could adversely affect the reputation of the affiliate network and we may experience difficulty in attracting advertisers/merchants to the affiliate network and our revenues could fail to grow or could decline.

A disruption in our operations could materially and adversely affect our business, results of operations and financial condition.

Any disruption to our operations, including system, network, telecommunications, software or hardware failures, and any damage to our physical locations or off-site data centers, could materially and adversely affect our business, results of operations and financial condition.

Our operations are subject to the risk of damage or interruption from:

- fire, flood, hurricane, tornado, earthquake or other natural disasters;
- power losses and interruptions;
- Internet, telecommunications or data network failures;
- physical and electronic break-ins or security breaches;
- computer viruses;
- acts of terrorism; and
- other similar events.

If any of these events occur, it could result in interruptions, delays or cessations in service to customers of our and our clients' e-commerce businesses and adversely impact our and our clients' e-commerce businesses. These events could also prevent us from fulfilling orders for our and our clients' e-commerce businesses. Our clients might seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address and damaging to our reputation.

Any system failure that causes an interruption of the availability of our or our clients' e-commerce businesses could reduce the attractiveness of our or our clients' e-commerce businesses to consumers and result in reduced revenues, which could materially and adversely affect our business, results of operations and financial condition.

Problems in our fulfillment operations could adversely affect our business.

Under some of our client agreements, we maintain the inventory of our clients in our fulfillment centers. We also maintain our own inventory in our fulfillment centers. Our failure to properly handle and protect such inventory could adversely affect our relationship with our clients or our business. In addition, because it is difficult to predict demand, we may not manage our fulfillment centers in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment and distribution capacity. We may be unable to adequately staff our fulfillment centers. As we continue to add fulfillment and warehouse capability or add new clients with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If we are unable to adapt to these changes, our business could be adversely affected.

Our success is tied to the adequacy of the Internet infrastructure.

The success of our businesses and our clients' e-commerce businesses depends on the continued development and maintenance of the Internet infrastructure. As currently configured, the Internet may not support changes in technology or continued increases in the number or requirements of users, or there may be delays in the development of necessary modifications to the Internet infrastructure, either of which could result in Internet outages and delays. In addition, problems caused by "viruses," "worms," malware and similar programs may harm the performance of the Internet. The amount of traffic on our and our clients' e-commerce businesses could decline materially if there are Internet outages or delays in the future.

We are dependent upon consumers' willingness to use the Internet to purchase goods.

Our long-term future depends heavily upon the general public's willingness to use the Internet as a means to purchase goods. Consumers may be unwilling to use the Internet to purchase goods for a number of reasons, including lack of access to high-speed communications equipment, congestion of traffic on the Internet, Internet outages or delays, possible disruptions or other damage to users' computers, increases in the cost of accessing the

Internet and security and privacy risks or the perception of such risks. If, for example, consumer confidence in the security of e-commerce businesses is undermined, consumers may cease doing business through the Internet, including through our and our clients' e-commerce businesses, which would adversely affect our business, results of operations and financial condition. See "We may be liable if third parties misappropriate our customers' personal information" and "Credit card and payment fraud could adversely affect our business."

We may be liable if third parties misappropriate our customers' personal information.

Although we have developed systems and processes that are designed to protect consumer information and prevent security breaches, we cannot assure you that our security measures will prevent security breaches. A compromise of our security systems that results in customers' personal information being obtained by an unauthorized person could adversely affect customers' willingness to utilize our and our clients' e-commerce businesses, our reputation, operations, results of operations, financial condition and liquidity, and could result in litigation against us and fines imposed on us. Additionally, any security breach could require that we expend significant resources to strengthen the security of our information systems and result in a disruption of our online operations.

If we do not respond to rapid technological changes, our services and proprietary technology and systems may become obsolete.

The Internet and e-commerce industries are characterized by rapid technological change. To remain competitive, we must continue to develop new services and technologies and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. For example, the number of individuals who access the Internet through devices other than a personal computer, such as mobile telephones, personal digital assistants, smart phones, hand held computers, televisions and set-top box devices, has increased dramatically and is likely to increase in the future. As a result, we must continue to adapt our existing technologies for use with these alternative devices. Due to the costs and management time required to introduce new services and enhancements, we may be unable to respond to rapid technological changes in a timely enough manner to avoid our services becoming uncompetitive. Our failure to respond to technological changes could substantially harm our business, results of operations and financial condition.

Our business is heavily dependent on the use of e-mail, and any decrease in the use of e-mail may harm our business, results of operations and financial condition.

We rely on e-mail marketing to drive consumer traffic to our and our clients' e-commerce businesses. In our e-mail marketing solutions business, we derive revenue from selling our e-mail marketing solutions. E-mail could become a less effective means of communicating with and marketing to consumers for a variety of reasons, including:

- problems with technology that make our e-mail communications more difficult for us to deliver and for consumers to read, such as the ability of smart phones or similar communications devices to adequately display our e-mail;
- consumers may disregard marketing e-mails due to the large volume of such e-mails they receive;
- the inability of filters to effectively screen for unwanted e-mails, resulting in increased levels of junk mail, or "spam," which may overwhelm consumer's e-mail accounts;
- increased use of social networking sites may result in decreased use of e-mail as a primary means of communication;
- growth in the number of e-mails sent or received on a daily or regular basis;
- continued security concerns regarding Internet usage in general from viruses, worms or similar problems; and
- increased governmental regulation or restrictive policies adopted by Internet service providers, or "ISPs," that make it more difficult or costly to utilize e-mail for marketing communications.

Our ability to contact customers through e-mail could also be harmed and our business may be adversely affected if we mistakenly end up on SPAM lists, or lists of entities that have been involved in sending unwanted, unsolicited e-mails. If any of these were to occur, the traffic to our and our clients' e-commerce businesses and the demand for our e-mail marketing solutions may decrease, which could adversely affect our business, results of operations and financial condition.

We and/or our clients may be unable to protect our and their proprietary technology and intellectual property rights.

Our success depends to a significant degree upon the protection of our and our clients' intellectual property rights. We may be unable to deter infringement or misappropriation of our software and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Additionally, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. The steps we have taken to protect our proprietary rights may be inadequate and third parties may infringe or misappropriate our proprietary rights. Any significant failure on our part to protect our intellectual property could make it easier for our competitors to offer similar services and thereby adversely affect our market opportunities. In addition, litigation may be necessary in the future to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of management and technical resources. The failure of our clients to protect their intellectual property rights, including their trademarks and domain names, could also impair our operations.

We have been, and may in the future be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.

Third parties may assert that our business or technologies infringe or misappropriate their intellectual property rights, or that we are engaging in unfair competition or other illegal trade practices. We have been sued for infringing other parties' patents and have been notified of other potential patent disputes. We could increasingly be subject to patent infringement claims as our services expand in scope and complexity. Patent infringement and other intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, and could require expensive changes in our methods of doing business, could require us to enter into costly royalty or licensing agreements, or could require us to cease conducting certain operations. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in our business. Any of these claims could also harm our reputation.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products sourced by us and products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us. We could also be subject to claims that customers of our or our clients' e-commerce businesses were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business, results of operations and financial condition. Even unsuccessful claims could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business.

Credit card and payment fraud could adversely affect our business.

The failure to adequately control fraudulent transactions could increase our expenses and undermine consumer confidence in e-commerce in general and our e-commerce offerings in particular. To date, we have not suffered material losses due to fraud. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. See also "We are dependent upon consumers' willingness to use the Internet to purchase goods."

If one or more states successfully assert that we should collect or should have collected sales or other taxes on the sale of our merchandise, our business could be harmed.

The application of sales tax or other similar taxes to interstate and international sales over the Internet is complex and evolving. We currently collect sales or other similar taxes only for goods sold by us and shipped into certain states. One or more local, state or foreign jurisdictions may seek to impose past and future sales tax obligations on us or our clients and other out-of-state companies that engage in e-commerce. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of merchandise through the e-commerce businesses we operate, it could result in substantial tax liability for past sales, decrease future sales and otherwise harm our business.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income, payroll and other taxes in both the United States and foreign jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, significant judgment is required in evaluating our worldwide provision for income taxes. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited.

As of January 2, 2010, we had approximately $507.3 million of U.S. Federal net operating loss carryforwards, referred to as "NOLs," available to reduce taxable income in future years.

Utilization of the NOLs may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the "Code." These ownership changes may limit the amount of NOLs that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. The issuance of securities in connection with our acquisition of RCI and the disposition of our stock by certain selling stockholders, including the selling stockholder named in this prospectus supplement, may have resulted in an ownership change, or could result in an ownership change in the future upon subsequent dispositions of our stock. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs. The limitation imposed by Section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present with respect to assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change. Our use of NOLs arising after the date of an ownership change would not be affected.

In addition, the ability to use NOLs will be dependent on our ability to generate taxable income. The NOLs may expire before we generate sufficient taxable income. There were no NOLs that expired in the fiscal years ended December 29, 2007 and January 3, 2009. The maximum NOLs that could expire if not utilized for the year ended January 2, 2010 is approximately $2.0 million.

We rely on insurance to mitigate some risks facing our business, and to the extent our insurance does not mitigate the risks facing our business or our insurers are unable to meet their obligations, our operating results may be negatively impacted.

We contract for insurance to cover certain potential risks and liabilities. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get, have very high

deductibles or may not be able to, or may choose not to, acquire any insurance for certain types of business risk. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results could be negatively affected. Additionally, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. There can be no assurance that our insurance will be adequate to protect us from pending and future claims. In addition, we are required to maintain insurance coverage under some of our agreements with our clients. If we are not able to or do not maintain the required insurance coverage, we could breach those agreements.

Variability in self-insurance liability estimates could significantly impact our financial results.

In the fourth quarter of fiscal 2008, we began to self-insure for employee medical coverage up to a set retention level, beyond which we maintain excess insurance coverage. We may decide to self-insure for other risks for which we currently purchase insurance. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as:

- historical claims experience;
- medical inflation;
- legislative changes to benefit levels;
- jury verdicts; and
- claim settlement patterns.

Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities as well as earnings. Our results could be materially impacted by claims and other expenses related to our self-insured plans if future occurrences and claims differ from our assumptions and historical trends.

Existing or future laws or regulations could harm our business or marketing efforts.

We are subject to international, federal, state and local laws applicable to businesses in general and to e-commerce specifically. Existing and proposed laws and regulations covering issues such as taxation, pricing, content, distribution, access, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security may impede the growth of the Internet or e-commerce. Our international operations are also subject to import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. It is not clear how some existing laws apply to the Internet and e-commerce, and some laws that are specific to the Internet and e-commerce, such as the Digital Millennium Copyright Act and The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the "CAN-SPAM" Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. Unfavorable regulations and laws, or interpretations thereof, could diminish the demand for our services, limit the services we can provide, increase our cost of doing business and subject us to penalties.

In addition, we utilize "behavioral marketing" (generally, the tracking of a user's online activities to deliver advertising tailored to his or her interests) in order to drive consumer traffic to our Web sites. The Federal Trade Commission, or FTC, has released a Staff Report with principles to address consumer privacy issues that may arise from behavioral marketing and to encourage industry self-regulation. In the future, it is expected that the FTC or Congress could take further action to limit or further restrict the use of behavioral marketing, and those actions could have an adverse affect on our marketing efforts.

Existing federal, state and international laws regulating e-mail marketing practices impose certain obligations on the senders of commercial e-mails and could expose us to liability for violations, decrease the effectiveness of our e-mail marketing solutions, and expose us to financial, criminal and other penalties for non-compliance, which could increase our operating costs.

The CAN-SPAM Act establishes certain requirements for commercial e-mail messages and specifies penalties for commercial e-mail that violates the CAN-SPAM Act. The CAN-SPAM Act, among other things, obligates the sender of commercial e-mails to provide recipients with the ability to opt out of receiving future commercial e-mail messages from the sender. As a result, in the event our products and services were to become unavailable or malfunction for any period of time for any reason, it is possible that certain opt-out requests would not be received, or other compliance obligations would be impeded, potentially exposing our clients and us to liability under the CAN-SPAM Act. Non-compliance with the CAN-SPAM Act may carry significant financial penalties. Moreover, penalties under the CAN-SPAM Act may increase if it is determined that e-mail lists provided to us by our clients were obtained using unlawful means. We generally cannot confirm the origins of e-mail lists provided to us by our clients. The CAN-SPAM Act preempts similar state laws directed at commercial e-mail in many instances, but there are some exceptions and liability in connection with e-mail marketing campaigns can arise under state law as well. In addition, many states have more general laws that may apply to commercial e-mail practices. These laws often provide a private right of action and specify damages and other penalties, which in some cases may be more substantial than the penalties provided under the CAN-SPAM Act. In addition, certain foreign countries have enacted laws that regulate e-mail marketing, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited e-mail unless the recipient has provided the sender advance consent to receipt of such e-mail, or in other words has "opted-in" to receiving it. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of e-mail, whether as a result of violations by our clients or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to one or more of the following consequences:

- payment of statutory, actual or other damages;
- criminal penalties;
- actions by state attorneys general;
- actions by private citizens or class actions; and
- penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

Any of these potential areas of exposure would adversely affect our financial performance, could preclude us from doing business in specific jurisdictions, and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain clients or increase our operating costs.

Loss of our credit card acceptance privileges or changes to credit card association fees, rules, or practices could harm our business.

Payment by consumers for purchases through our and our clients' e-commerce businesses is typically made by credit card or similar payment method. We must rely on banks or payment processors to process these transactions and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. Our credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. These increased fees would increase our operating costs and reduce our profit margins. We are also required by our processors to comply with credit card association operating rules, and we will reimburse our processors for any fines they are assessed by credit card associations as a result of any rule violations by us. The credit card associations and their member banks set and interpret operating rules related to their credit cards. The credit card associations and/or member banks could adopt new operating rules or re-interpret existing rules that we might find difficult or even impossible to follow. As a

result, we could lose our ability to give customers the option of using credit cards to make their payments, which would seriously damage our business.

Future changes in financial accounting standards or practices or taxation rules or practices may adversely affect our reported financial results.

A change in accounting standards or practices or a change in existing taxation rules or practices could have a significant effect on our reported results and may even require retroactive or retrospective application. Changes to existing rules or the questioning of current practices may cause adverse unexpected revenue and/or expense fluctuations and could adversely affect our reported financial results or the way we conduct our business.

Our success is dependent upon our executive officers and other key personnel.

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel, particularly Michael G. Rubin, chairman of the board, president and chief executive officer. Our executive officers and key personnel could terminate their employment with us at any time despite any employment agreements we may have with these employees. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. In addition, key personnel of an acquired company may decide not to work for us. We do not intend to obtain key person life insurance for any of our executive officers or key personnel. The loss of any of our key personnel could harm our business if we are unable to effectively replace that person, if we incur significant operating expenses and direct management time to search for a replacement, or if that person should join one of our competitors or otherwise compete with us.

We may be unable to hire and retain skilled personnel which could limit our growth.

Our future success depends on our ability to continue to identify, attract, retain and motivate skilled personnel. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our business may limit our growth. Additionally, we have experienced recent growth in personnel numbers and expect to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, we may not be able to retain skilled personnel and our business may be adversely affected.

There are limitations on the liabilities of our directors and executive officers. Under certain circumstances, we are obligated to indemnify our directors and executive officers against liability and expenses incurred by them in their service to us.

Pursuant to our amended and restated certificate of incorporation and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director's duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses, including attorneys' fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of the person's services as one of our directors or executive officers. The costs associated with providing indemnification under these agreements could be harmful to our business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting. We have expended significant resources to comply with our obligations under Section 404. If we fail to correct any issues in the design or operating effectiveness of our internal controls

over financial reporting or fail to prevent fraud, current and potential stockholders and clients could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current clients and obtain new clients.

The price of our common stock may fluctuate significantly.

Our stock price has been and may continue to be volatile. During fiscal 2009 and 2008, the high and low sales prices of our common stock ranged from $26.00 to $5.69 per share. We expect that the market price of our common stock may continue to fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

- our performance and prospects;
- the performance and prospects of our clients;
- fluctuations in our operating results;
- the timing and announcement of acquisitions by us or our competitors;
- the use of a significant portion of our available cash, issuance of equity securities, incurrence of debt or expenses, assumption of liabilities and incurrence of accounting write-offs in connection with acquisitions;
- government regulatory action;
- changes in our publicly available guidance of future results of operations;
- the depth and liquidity of the market for our common stock;
- the vesting of our equity awards resulting in the sale of large amounts of our common stock during concentrated trading windows;
- adverse or unfavorable publicity about us, our services, or our competitors;
- investor perception of us and the industries in which we operate;
- changes in earnings estimates or buy/sell recommendations by analysts;
- the commencement of material litigation, or an unfavorable judgment, against us;
- announcements of restatements of prior period financial results;
- terrorist attacks, war and threats of attacks and war;
- additions or departure of key personnel;
- sales of common stock; and
- general financial, economic and other market conditions.

In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Future sales of our common stock in the public market or the issuance of our common stock or securities senior to our common stock could adversely affect the trading price of our common stock.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to attract and retain key personnel, to finance our operations and growth strategy, to adjust our ratio of debt to equity, to satisfy outstanding obligations or for other reasons. If we issue securities, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock. In addition, the terms of these securities could impose restrictions on our operations. Future sales of our common stock, the perception that such sales could occur or the availability for future sale of shares of our common stock or

securities convertible into or exercisable for our common stock could adversely affect the market prices of our common stock prevailing from time to time.

As of February 10, 2010, we had:

- 1,504,070 shares available for new awards under our 2005 plan;
- 4,249,884 shares of common stock that were subject to awards granted under the 2005 plan (including 226,081 restricted stock awards which are issued and outstanding and subject to forfeiture under certain conditions);
- 3,104,992 shares of common stock that were subject to awards granted under our 1996 plan (in the event of the cancellation, expiration, forfeiture or repurchase of any of these shares, such shares would become available for issuance under the 2005 plan); and
- outstanding notes convertible into a maximum of 10,031,156 shares of common stock, subject to adjustment.

In addition, in connection with our acquisition of RCI, we could issue shares of common stock with an aggregate value of up to approximately $44.1 million, valued at the time of issuance, to RCI employees in connection with the earnout provisions of the merger agreement. No prediction can be made as to the effect, if any, that the sale, or the availability for sale, of substantial amounts of common stock could have on the market price of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the terms of our secured revolving bank credit facility prohibit us from declaring or paying dividends on our common stock. As a result, holders of our common stock will not receive a return, if any, on their investment unless they sell their shares of our common stock.

It may be difficult for a third party to acquire us and this could depress our stock price.

Certain provisions of our amended and restated certificate of incorporation, bylaws, stockholder rights agreement and Delaware law may have the effect of discouraging, delaying or preventing transactions that involve any actual or threatened change in control. The rights issued under our stockholder rights agreement may be a substantial deterrent to a person acquiring beneficial ownership of 20% or more of our common stock without the approval of our board of directors. The stockholder rights agreement would cause extreme dilution to such person.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from seeking to acquire control of us, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our board of directors.

Because many investors consider a change of control a desirable path to liquidity, delaying or preventing a change in control of our company may reduce the number of investors interested in our common stock, which could depress our stock price.

Holders of our common stock will be subordinated to our secured revolving bank credit facility, convertible notes and other indebtedness.

In the event of our liquidation or insolvency, holders of common stock would receive a distribution only after payment in full of all principal and interest due (i) under our secured revolving bank credit facility, (ii) to holders of our convertible notes and (iii) to other creditors. After these payments are made, there may be little or no proceeds to distribute to holders of our common stock.

ITEM 1B: *UNRESOLVED STAFF COMMENTS.*

We, like other issuers, from time to time receive written comments from the staff of the SEC regarding our periodic or current reports under the Exchange Act. There are no comments that remain unresolved that we received not less than 180 days before the end of fiscal 2009.

ITEM 2: *PROPERTIES.*

The following table provides information about our owned, leased and licensed facilities as of March 1, 2010:

Use	Square Footage (In thousands)	Locations	Segment
Principal Office	104	King of Prussia, PA	
Offices	162	Los Angeles, CA; Pacoima, CA; San Jose, CA; King of Prussia, PA; Roanoke, VA; Barcelona, Spain; and Chadderton, United Kingdom	e-Commerce services
Offices	157	Campbell, CA; Burlington, MA; Lexington, MA; New York, NY; King of Prussia, PA; Wilkes-Barre, PA; Bellevue, WA; and London, England	Interactive Marketing services
Offices	47	Boston, MA; and New York, NY	Consumer Engagement
Fulfillment Centers	2,688	Pacoima, CA; Louisville, KY; Richwood, KY; Shepherdsville, KY; Martinsville, VA; Mississauga, Ontario, Canada; and Chadderton, United Kingdom	e-Commerce services
Call Centers	224	Pacoima, CA; Melbourne, FL; Brunswick, GA; Eau Claire, WI; and Chadderton, United Kingdom	e-Commerce services

We also lease additional space to fill short term needs on an as needed basis. We believe that our properties are adequate for our present needs and that suitable additional or replacement space will be available as required.

We own our principal executive office in King of Prussia, PA, which was subject to a $12.1 million mortgage as of the end of fiscal 2009. We also have an option through March 2012 to purchase an additional building lot adjacent to our principal executive office in King of Prussia, PA. We own another office in King of Prussia, Pennsylvania, a fulfillment center in Louisville, KY, and a call center in Eau Claire, WI which are not subject to a mortgage.

ITEM 3: *LEGAL PROCEEDINGS.*

We are involved in various litigation incidental to our business, including alleged contractual claims, claims relating to infringement of intellectual property rights of third parties, claims relating to the manner in which goods are sold through our e-commerce platform and claims relating to our collection of sales taxes in certain states. We currently collect sales taxes for goods owned and sold by us and shipped into certain states. As a result, we are subject from time to time to claims from other states alleging that we failed to collect and remit sales taxes for sales and shipments of products to customers in those states.

Based on the merits of the cases and/or the amounts claimed, we do not believe that any claims are likely to have a material adverse effect on our business, financial position or results of operations. We may, however, incur substantial expenses and devote substantial time to defend these claims whether or not such claims are meritorious. In addition, litigation is inherently unpredictable. In the event of a determination adverse to us, we may incur substantial monetary liability and may be required to implement expensive changes in our business practices, enter into costly royalty or licensing agreements, or begin to collect sales taxes in states in which we previously did not. An adverse determination could have a material adverse effect on our business, financial position or results of operations.

ITEM 4: *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

No matters were submitted to a vote of our stockholders during the fiscal quarter ended January 2, 2010.

ITEM 4.1: *EXECUTIVE OFFICERS OF THE REGISTRANT.*

The following table sets forth information regarding each of our executive officers who, with the exception of Mr. Rubin, are not also directors:

Name	Age(1)	Title
Michael G. Rubin	37	Chairman, President and Chief Executive Officer
Michael R. Conn	39	Executive Vice President, Finance and Chief Financial Officer
Stephen J. Gold	50	Executive Vice President, Chief Information Officer and Corporate Chief Technology Officer
J. Scott Hardy	48	Executive Vice President, Business Management
Arthur H. Miller	56	Executive Vice President and General Counsel
Damon Mintzer	44	Executive Vice President, Sales

(1) As of March 1, 2010

Set forth below are brief descriptions of the business experience for at least the past five years of our executive officers, who, with the exception of Mr. Rubin, are not also directors.

Michael G. Rubin has served as our chairman of the board and chief executive officer since July 1995, as co-president from May 2004 through October 2006 and president from July 1995 to May 2004 and since October 2006.

Michael R. Conn has served as our executive vice president, finance and chief financial officer since March 2007 and our senior vice president, finance and chief financial officer from January 2006 through March 2007. He served as our senior vice president of corporate development from July 2004 until January 2006, senior vice president, business development from June 2000 through July 2004 and senior vice president of strategic development from February 1999 through June 2000.

Stephen J. Gold has served as our executive vice president and chief information officer since February 2005 and as our corporate chief technology officer since June 2009. From November 2003 until February 2005, he served as corporate vice president and divisional chief information officer of Merck & Company, Inc., a pharmaceutical company. Prior thereto, he held various positions with Medco Health Solutions, Inc., a prescription benefits management company, from July 1993 to September 2003, when it was a subsidiary of Merck. Most recently, he served as senior vice president and chief information officer and senior vice president, electronic commerce at Medco Health Solutions, Inc.

J. Scott Hardy has served as our executive vice president, business management since May 2007. From March 2004 to May 2007 Mr. Hardy was Vice President at BearingPoint, Inc., a consulting and systems integration firm, responsible for the Americas Consumer Markets Practice. From February 2001 to March 2004 Mr. Hardy was a managing director at BearingPoint, Inc., and before that was a partner at KPMG LLC prior to the spin-off of BearingPoint from KPMG.

Arthur H. Miller has served as our executive vice president and general counsel since September 1999. From January 1988 to September 1999, Mr. Miller was a partner at Blank Rome LLP, a law firm based in Philadelphia, PA. Mr. Miller joined Blank Rome in April 1983.

Damon Mintzer has served as our executive vice president, sales since July 2004 and served as president and chief operating officer of Global-QVC Solutions, Inc., a wholly owned subsidiary of ours, from June 2001 to November 2006.

PART II

ITEM 5: *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

The following table sets forth the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market under the symbol "GSIC."

	Common Stock Price	
	High	Low
Fiscal 2008		
First Quarter	$19.75	$ 9.54
Second Quarter	$16.63	$10.91
Third Quarter	$18.24	$11.15
Fourth Quarter	$15.81	$ 5.69
Fiscal 2009		
First Quarter	$13.77	$ 7.35
Second Quarter	$15.59	$12.29
Third Quarter	$19.75	$14.09
Fourth Quarter	$26.00	$18.09

As of March 1, 2010, we had approximately 1,845 stockholders of record. The last reported sales price per share for our common stock on March 1, 2010, as reported on the NASDAQ Global Select Market, was $25.70.

We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earnings to fund our growth and, therefore, do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of our secured revolving bank credit facility prohibit us from declaring or paying dividends on our common stock.

We made no repurchases of our common stock during the fourth quarter of fiscal 2009.

On April 6, 2009, in connection with the acquisition of Silverlign Group, Inc. ("Silverlign"), the Company issued an aggregate of 168,778 shares of common stock to the two selling stockholders of Silverlign (the "Silverlign Shares").

Pursuant to the terms of a Consulting Agreement dated April 22, 2009 between Arimor, LLC ("Arimor") and GSI Commerce Solutions, Inc., the Company agreed to issue to Arimor shares of the Company's common stock as a fee for consulting services provided by Arimor. As of the end of fiscal 2009, the Company issued an aggregate of 41,867 shares of common stock to Arimor ("Arimor Shares") pursuant to such agreement.

On September 1, 2009, in connection with the acquisition of substantially all of the assets of KBJ Holdings, LLC, ("KBJ Holdings) the Company issued an aggregate of 57,694 shares of common stock to KBJ Holdings (the "KBJ Holdings Shares").

The issuances of the Silverlign Shares, the Arimor Shares and the KBJ Holdings Shares were completed in accordance with Section 4(2) of the Securities Act of 1933, as amended, in offerings without any public offering or distribution. The Arimor Shares and the KBJ Holdings Shares are restricted securities and include appropriate restrictive legends.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for our common stock, the Morgan Stanley Internet Index and the NASDAQ Composite, assuming an investment of $100 in each on January 1, 2005, and the reinvestment of all dividends. The data points used for the performance graph are listed below.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among GSI Commerce, Inc., The NASDAQ Composite Index And Morgan Stanley Internet Index


DOLLARS
200
150
100
50
0
GSI Commerce, Inc.
Morgan Stanley Internet
NASDAQ Composite
1/1/2005
12/31/2005
12/30/2006
12/29/2007
1/3/2009
1/2/2010

---

* $100 invested on 1/1/05 in stock or 12/31/04 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

Total Return Analysis

	1/1/2005	12/31/2005	12/30/2006	12/29/2007	1/3/2009	1/2/2010
GSI Commerce, Inc.	**100.00**	**84.87**	**105.46**	**109.90**	**60.69**	**142.80**
NASDAQ Composite	**100.00**	**101.33**	**114.01**	**123.71**	**73.11**	**105.61**
Morgan Stanley Internet	**100.00**	**100.98**	**115.05**	**152.45**	**78.57**	**143.86**

Note: Stock price performance shown in this Performance Graph for our common stock is historical and not necessarily indicative of future price performance. The information contained in this Performance Graph is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Performance Graph will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EQUITY COMPENSATION PLAN INFORMATION

Information about securities authorized for issuance under our equity compensation plan appears in Part III, Item 12 of this Annual Report on Form 10-K.

ITEM 6: *SELECTED FINANCIAL DATA.*

The following tables present portions of our financial statements and are not complete. You should read the following selected consolidated financial data together with our consolidated financial statements and related notes to our financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." The selected statement of operations data for fiscal 2007, fiscal 2008 and fiscal 2009 and the balance sheet data as of the end of fiscal 2008 and fiscal 2009 are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected statement of operations data for fiscal 2005 and fiscal 2006 and the balance sheet data as of the end of fiscal 2005, fiscal 2006 and fiscal 2007 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Fiscal Year Ended				
	December 31, 2005	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010
Revenues:					
Net revenues from product sales	$355,374	$461,183	$512,194	$577,073	$ 542,249
Service fee revenues	85,018	148,370	237,763	389,853	461,966
Net revenues	440,392	609,553	749,957	966,926	1,004,215
Total costs and expenses(1)	437,514	600,116	745,638	977,186	993,949
Income (loss) from operations	2,878	9,437	4,319	(10,260)	10,266
Total other expense	1,410	2,916	8,165	20,296	18,950
Income (loss) before income taxes	1,468	6,521	(3,846)	(30,556)	(8,684)
Provision (benefit) for income taxes(2)	321	(38,140)	(2,887)	(7,585)	2,344
Net income (loss) before cumulative effect of change in accounting principle	1,147	44,661	(959)	(22,971)	(11,028)
Cumulative effect of change in accounting principle	—	268	—	—	—
Net income (loss)	$ 1,147	$ 44,929	$ (959)	$(22,971)	$ (11,028)
Basic earnings (loss) per share:					
Prior to cumulative effect of change in accounting principle	$ 0.03	$ 0.98	$ (0.02)	$ (0.49)	$ (0.21)
Net income (loss) per share	$ 0.03	$ 0.99	$ (0.02)	$ (0.49)	$ (0.21)
Diluted earnings (loss) per share:					
Prior to cumulative effect of change in accounting principle	$ 0.03	$ 0.93	$ (0.02)	$ (0.49)	$ (0.21)
Net income (loss) per share(3)	$ 0.03	$ 0.94	$ (0.02)	$ (0.49)	$ (0.21)
BALANCE SHEET DATA:					
Total assets	$331,922	$457,456	$670,104	$716,025	$1,061,848
Total long-tem liabilities(4)	53,235	60,083	185,364	201,398	227,073
Working capital(5)	109,804	125,172	165,822	40,938	21,789
Stockholders' equity(5)(6)	136,538	235,778	280,900	274,496	476,340

(1) Beginning in fiscal 2006, we adopted new accounting standards for recognizing stock-based compensation. We recognized $24.8 million in fiscal 2009, $19.4 million in fiscal 2008, $9.0 million in fiscal 2007, $7.8 million in fiscal 2006, and $3.8 million in fiscal 2005.

(2) Included in fiscal 2006 was a $38.1 million non-cash income tax benefit. For additional information, see Note 11, *Income Taxes*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(3) For additional information on the diluted earnings (loss) per share calculation, see Note 12, *Loss Per Share*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(4) In fiscal 2007, we completed a subordinated convertible notes offering of $150 million. For additional information, see Note 7, *Long-Term Debt and Credit Facility*, to our consolidated financial statements included in Item 15, *Exhibits, Financial Statement Schedule*, of this Annual Report on Form 10-K.

(5) In fiscal 2008, we acquired e-Dialog, Inc. for approximately $150 million in cash, including acquisition costs. In fiscal 2009, we acquired Retail Convergence, Inc. for (i) $186 million at closing consisting of cash of $92 million and shares of our common stock valued at $94 million, and (ii) the obligation to make earnout payments of up to $170 million over a three year period beginning with fiscal year 2010 depending on RCI's achievement of certain financial performance targets. For additional information, see Note 6, *Acquisitions*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(6) In fiscal 2009, we received approximately $88 million of net proceeds through the sale of 5.4 million shares of our common stock.

ITEM 7: *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements, as defined under federal securities law. The words "look forward to," "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "could," "guidance," "potential," "opportunity," "continue," "project," "forecast," "confident," "prospects," "schedule," "designed," "future" "discussions," "if" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the financial markets and the industries in which we and our clients operate, changes affecting the Internet e-commerce and marketing service, our ability to develop and maintain relationships with clients and suppliers and the timing of our establishment, extension or termination of our relationships with clients, our ability to timely and successfully develop, maintain and protect our technology, confidential and proprietary information, and product and service offerings, our ability to execute operationally to attract and retain qualified personnel,, to successfully integrate our recent acquisitions, and the performance of acquired businesses. More information about potential factors that could affect us is described in Item 1A of Part I, "Risk Factors." We expressly disclaim any intent or obligation to update these forward-looking statements.

Executive Overview

Fiscal 2009 Financial Results and Significant Events:

- Net revenues grew $37.3 million, or 4%, over fiscal 2008. Service fee revenues grew 19% and net revenues from product sales decreased 6%. E-commerce services segment net revenues decreased 2%, interactive marketing services segment net revenues increased by 51% and we had $26.3 million in revenues from our new segment, consumer engagement.

- Net loss was $11.0 million in the 2009, inclusive of a provision for income taxes of $2.3 million, compared to a net loss of $23.0 million in fiscal 2008, inclusive of an income tax benefit of $7.6 million. Income from operations improved to $10.3 million in fiscal 2009 compared to a loss of $10.3 million in fiscal 2008.

- In August 2009, we received approximately $88 million of net proceeds through the sale of 5.4 million shares of common stock. We plan to use the net proceeds for working capital and general corporate purposes, including possible acquisitions.
- In November 2009, we acquired Retail Convergence, Inc. ("RCI") for (i) $186 million at closing consisting of cash of $92 million and shares of our common stock valued at $94 million, and (ii) the obligation to make earnout payments of up to $170 million over a three year period beginning with fiscal year 2010 depending on RCI's achievement of certain financial performance targets. RCI operates RueLaLa.com, an operator of online private sales and SmartBargains.com, an off-price e-commerce marketplace. We believe the acquisition will allow us to enter the private sale and off-price e-commerce marketplace markets and broaden our e-commerce solution offerings.

2010 Outlook:

- We expect an increase in net revenue, with the majority of the increase deriving from RCI and additional increases deriving from e-commerce services and interactive marketing services. We expect our income from operations to increase from fiscal 2009. We expect our capital expenditures to increase in fiscal 2010, and be similar to our capital expenditures in fiscal 2008. The increase in capital expenditures will come from investments in our infrastructure and technology as well as the integration of RCI. We believe will have a net loss in fiscal 2010.

Results of Operations

Comparison of Fiscal 2009 and 2008 (amounts in tables in millions):

Net Revenues

We derive our revenues from sales of products by us through our clients' e-commerce businesses as well as through the Web stores in our consumer engagement segment. We derive our revenues from service fees through the development and operation of our clients' e-commerce businesses, and through service fees earned by us through our provision of interactive marketing services.

	Fiscal 2008		Fiscal 2009		Fiscal 2009 vs. Fiscal 2008 $ Change	Fiscal 2009 vs. Fiscal 2008 % Change
Net Revenues by Type:						
Net revenues from product sales	$577.1	60%	$ 542.2	54%	$(34.9)	(6)%
Service fee revenues	389.8	40%	462.0	46%	72.2	19%
Total net revenues	$966.9	100%	$1,004.2	100%	$ 37.3	4%
Net Revenues by Segment:						
E-Commerce services	$900.0	93%	$ 879.6	87%	$(20.4)	(2)%
Interactive marketing services	84.5	9%	127.6	13%	43.1	51%
Consumer engagement	—	0%	26.3	3%	26.3	100%
Intersegment eliminations	(17.6)	(2)%	(29.3)	(3)%	(11.7)	66%
Total net revenues	$966.9	100%	$1,004.2	100%	$ 37.3	4%

Net Revenues by Type

Net Revenues from Product Sales. Net revenues from product sales are derived from the sale of products by us through our clients' e-commerce Web stores as well as through the Web stores in our consumer engagement segment. Net revenues from product sales include outbound shipping charges for all of our Web stores for which we provide fulfillment services. Net revenues from product sales are net of allowances for returns and discounts and exclude sales tax. We recognize revenue from product sales and shipping when title and risk of ownership passes to the consumer either upon shipment of products to customers or upon receipt of products to customers dependent

upon the terms and conditions of the Web store. Our revenue recognition accounting estimates contain uncertainties because they require management to make assumptions and to apply judgment to estimate future sales returns.

Net revenues from product sales decreased $34.9 million in fiscal 2009. Of this decrease, $57.1 million was due to the decrease in revenues from clients that did not operate for the entirety of both periods as well as a decrease due to the transition during the first quarter of fiscal 2009 of one owned inventory client to a non-owned inventory e-commerce agreement structure the client transition discussed below, and $3.9 million was due to the decrease in revenues from clients that operated for the entirety of both periods, partially offset by a $26.1 million increase in revenues from RCI which was acquired in mid-November.

Total shipping revenue was $133.1 million for fiscal 2009 and $120.2 million for fiscal 2008. Fiscal 2009 included 52 weeks compared to 53 weeks for fiscal 2008, and the extra week added incremental net revenues from product sales of approximately $11.0 million for fiscal 2008.

Service Fee Revenues. Service fee revenues include revenues from the provision of e-commerce services and interactive marketing services. E-commerce service fee revenues are generated from a client's use of one or more of our e-commerce platform components, which include technology, fulfillment and customer care, as well as from professional services and gift card breakage. Interactive marketing services service fee revenues are generated from online marketing, advertising, email and design services. E-commerce service fee revenues can be fixed or variable and are based on the activity performed, the value of merchandise sold, or the gross profit from a transaction.

Service fee revenues increased $72.2 million in fiscal 2009. This increase was primarily due to an increase in revenues from our e-commerce segment including the client transition discussed above, and the growth of our interactive marketing services segment. Partially offsetting these increases was a decrease in revenues from clients that are no longer operating with us, including the liquidation of a client that was one of our top ten contributors of service fee revenues for fiscal 2008. The 53rd week in fiscal 2008 added incremental service fee revenues of approximately $7.5 million for fiscal 2008.

For fiscal 2010, we expect an increase in total net revenues.

Net Revenues by Segment

E-Commerce Services Segment Revenues. Net revenues from e-commerce services decreased $20.4 million in fiscal 2009 due to a $60.9 million decrease in net revenues from product sales which was partially offset by an increase of $40.5 million in service fee revenues.

Of the $20.4 million decrease in net revenues from our e-commerce services segment, $59.4 million was from clients that are no longer operating with us and from the client transition, which are both discussed above. Partially offsetting these decreases was an increase of $25.8 million from clients that operated for the entirety of both periods and $13.2 million from clients that began generating revenue for us in fiscal 2009.

Interactive Marketing Services Segment Revenues. Net revenues from interactive marketing services increased by $43.1 million in fiscal 2009. Key drivers of the increase include growth of e-mail marketing services provided by e-Dialog, growth of the design, studio and online marketing services provided by TrueAction, the acquisition of Silverlign Group Inc. ("Silverlign") in April 2009, and the acquisition of Pepperjam in September 2009.

Consumer Engagement Segment Revenues. Net revenues increased $26.3 million due to the acquisition of RCI in November 2009.

Costs and Expenses

	Fiscal 2008		Fiscal 2009		Fiscal 2009 vs. Fiscal 2008	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Cost of revenues from product sales	$405.3	42%	$398.6	40%	$ (6.7)	(2)%
Marketing	70.3	7%	54.8	6%	(15.5)	(22)%
Account management and operations	260.3	27%	273.1	27%	12.8	5%
Product development	104.2	11%	120.2	12%	16.0	15%
General and administrative	69.0	7%	82.9	8%	13.9	20%
Depreciation and amortization	68.1	7%	63.4	6%	(4.7)	(7)%
Changes in fair value of deferred acquisition payments	—	0%	0.9	0%	0.9	100%
Total costs and expenses	$977.2	101%	$993.9	99%	$ 16.7	2%

Cost of Revenues from Product Sales. Costs of revenues from product sales consist primarily of direct costs associated with (i) products we sell through our clients Web stores, (ii) products we sell through the Web stores in our consumer engagement segment, and (iii) our shipping charges for all Web stores for which we provide fulfillment services. Costs of revenues from product sales were attributable to our e-commerce services and consumer engagement segments.

	Fiscal 2008	Fiscal 2009
Cost of revenues from product sales	$405.3	$398.6
As a percentage of net revenues from product sales	70%	74%

Cost of revenues from product sales decreased $6.7 million in fiscal 2009. The decrease in cost of revenues as a percentage of net revenues from 42% in fiscal 2008 to 40% in fiscal 2009 was primarily due to the increase in service fees and the decrease in product sales, because service fees have no associated cost of revenue.

The increase in cost of revenues from product sales as a percentage of net revenues from product sales from 70% to 74% was primarily due to an increase in shipping revenue. Our cost of generating shipping revenue is higher than our cost of generating revenue on sale of products.

We expect cost of product sales to increase in absolute dollars in fiscal 2010. The extent to which cost of product sales increases or decreases as a percentage of net revenue and net revenue from product sales will depend on the relative growth rates of RCI, shipping revenue, other product sales and service fees.

Marketing. Marketing expenses consist primarily of net client revenue share charges, promotional free shipping and subsidized shipping and handling costs, catalog costs, and net advertising and promotional expenses. Marketing expenses support our net revenues from product sales.

	Fiscal 2008	Fiscal 2009
Marketing	$70.3	$54.8
As a percentage of net revenues from product sales	12%	10%

Marketing expenses decreased $15.5 million in fiscal 2009. As a percentage of net revenues, marketing expenses decreased from 7% in fiscal 2008 to 6% in fiscal 2009. This decrease was primarily due to the higher percentage increase in service fees compared to the percentage increase in product sales, because service fees typically have no associated marketing expenses.

As a percentage of net revenues from product sales, marketing expenses decreased from 12% in fiscal 2008 to 10% in fiscal 2009. Of the $15.5 million decrease in marketing expenses, $7.6 million was due to a decrease in client revenue share expenses caused by decreased sales from owned inventory clients, $4.0 million was due to a decrease in promotional, free, and subsidized shipping and handling costs, and $3.9 million was due to a decrease in

advertising costs. The decreases in client revenue share expenses and advertising costs were primarily the result of the client transition discussed above and have minimal impact on marketing expenses as a percentage of net revenue from product sales, because of the corresponding decrease in net revenues from product sales as a result of the client transition.

We expect marketing expenses to increase in absolute dollars during fiscal 2010 compared to fiscal 2009. The extent to which marketing expenses increase or decrease as a percentage of net revenue and net revenue from product sales will depend on the relative growth rates of RCI, other product sales and service fees.

Account Management and Operations. Account management and operations expenses consist primarily of costs to operate our fulfillment centers and customer care centers, credit card fees, and payroll related to our buying, business management, operations and marketing functions.

Account management and operations expenses increased $12.8 million in fiscal 2009. As a percentage of net revenues, account management and operations expenses remained constant at 27%. The increase in absolute dollars was primarily due to our acquisitions of RCI, Silverlign and Pepperjam in fiscal 2009 as well as increases in personnel and related costs mostly from our interactive marketing services segment, partially offset by decreases in fulfillment expenses. We expect account management and operations expenses to increase in absolute dollars in fiscal 2010 due to the acquisition of RCI and growth in our e-commerce services and interactive marketing services segments.

Product Development. Product development expenses consist primarily of expenses associated with planning, maintaining and operating our proprietary e-commerce and e-mail platforms and related systems, and payroll and related expenses for engineering, production, creative and management information systems.

Product development expenses increased $16.0 million in fiscal 2009. As a percentage of net revenues, product development expenses increased from 11% to 12%. The increases in absolute dollars and as a percentage of net revenues were primarily due to increased personnel expenses to enhance our e-commerce technology platform. We expect product development expenses to increase in absolute dollars in fiscal 2010 compared to fiscal 2009, as we plan to continue to launch additional client Web stores, invest in our e-commerce, interactive marketing services and consumer engagement platforms and expand our international operations.

General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, sales and administrative personnel, as well as bad debt expense and occupancy costs for our headquarters and other offices.

General and administrative expenses increased $13.9 million in fiscal 2009. As a percentage of net revenues, general and administrative expenses increased from 7% to 8%. The increase in absolute dollars was primarily due to personnel and related expenses as well as our acquisition of RCI. We expect general and administrative expenses to increase in absolute dollars in fiscal 2010 compared to fiscal 2009 primarily due to the acquisition of RCI.

Depreciation and Amortization. Depreciation and amortization expenses relate primarily to the depreciation or amortization of the capitalized costs for our purchased and internally-developed technology, including a portion of the cost related to the employees that developed such technology, hardware and software; furniture and equipment at our corporate headquarters, fulfillment centers and customer care centers; the office buildings and other facilities owned by us; and acquisition-related intangible assets.

Depreciation and amortization expenses decreased $4.7 million in fiscal 2009. As a percentage of net revenues, depreciation and amortization expenses decreased from 7% to 6%. Amortization expenses decreased $2.8 million primarily due to the intangible asset amortization related to the e-Dialog acquisition in fiscal 2008. Depreciation expenses decreased $1.9 million due to the acceleration of depreciation for abandoned equipment in fiscal 2008 related to a facility closure and from reduced capital expenditures in fiscal 2009, partially offset by the depreciation of prior and current year fixed asset additions. We expect our capital expenditures for fiscal 2010 to increase, and we expect depreciation expenses to increase due to the acquisition of RCI and as we continue to depreciate capital expenditures made in prior years. We expect amortization expenses to increase in fiscal 2010 compared to fiscal 2009 due to the acquisition of RCI.

Changes in Fair Value of Deferred Acquisition Payments. Changes in fair value of deferred acquisition payments expenses consist of the change in the fair value of future estimated acquisition payments.

Changes in fair value of deferred acquisition payments expenses increased from $0 to $0.9 million due to the acquisition of RCI. We expect changes in fair value of deferred acquisition payments to increase in fiscal 2010 as we accrete the liability up to the estimated payment amount even if our assumptions utilized to value the earnout of RCI do not change. For more information on the earnout see Note 6, *Acquisitions*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K. Any change in our assumptions may result in a significant change to our change in fair value of deferred acquisition payments.

Fiscal 2009 included 52 weeks compared to 53 weeks for fiscal 2008. The extra week did not materially impact our costs and expenses for fiscal 2008.

Comparison of Fiscal 2008 and 2007 (amounts in tables in millions):

Net Revenues

	Fiscal 2007		Fiscal 2008		Fiscal 2008 vs. Fiscal 2007 $ Change	Fiscal 2008 vs. Fiscal 2007 % Change
Net Revenues by Type:						
Net revenues from product sales	$512.2	68%	$577.1	60%	$ 64.9	13%
Service fee revenues	237.8	32%	389.8	40%	152.0	64%
Total net revenues	$750.0	100%	$966.9	100%	$216.9	29%
Net Revenues by Segment:						
E-Commerce services	$737.9	98%	$900.0	93%	$162.1	22%
Interactive marketing services	26.9	4%	84.5	9%	57.6	214%
Intersegment eliminations	(14.8)	(2)%	(17.6)	(2)%	(2.8)	19%
Total net revenues	$750.0	100%	$966.9	100%	$216.9	29%

Net Revenues by Type

Net Revenues from Product Sales. Net revenues from product sales increased $64.9 million in fiscal 2008. This increase was primarily due to revenue growth from our professional sports league clients and an increase in shipping revenue, partially offset by a decrease in sales from one consumer electronics client. Of this increase, $34.3 million was due to the increase in revenues from clients that operated for the entirety of both periods, $29.5 million was due to the increase in revenues from clients that initially began generating revenue during fiscal 2007, which includes clients of Accretive Commerce, Inc. ("Accretive") which we acquired during the third quarter of fiscal 2007, and $1.1 million was due to the increase in revenues from clients that were launched in fiscal 2008. Shipping revenue for all clients for which we provide fulfillment services was $120.2 million for fiscal 2008 and $82.9 million for fiscal 2007. Fiscal 2008 included 53 weeks compared to 52 weeks for fiscal 2007, and the extra week added incremental net revenues from product sales of approximately $11.0 million.

Service Fee Revenues. Service fee revenues increased $152.0 million in fiscal 2008. This increase was primarily due to the acquisitions of Accretive and e-Dialog, which closed in the third quarter of fiscal 2007 and first quarter of fiscal 2008, respectively, as well as growth from clients that operated for the entirety of fiscal years 2007 and 2008. Of this increase, $69.4 million was attributable to clients that launched in fiscal 2008, including the addition of e-Dialog clients. Also included in the $69.4 million increase was $3.0 million from gift card breakage, for which we began recognizing revenue in fiscal 2008. $53.0 million of the increase was from clients that initially began generating revenue during fiscal 2007, including the addition of Accretive clients, and $29.6 million was from clients that operated for the entirety of both periods. The $29.6 million increase for clients that operated for the

entirety of both periods decreased from the $36.8 million increase for clients that operated for the entirety of fiscal 2007 and fiscal 2006 due primarily to a decline in the growth rate of existing client sales and the liquidation of the business of a client that was one of our top ten contributors of service fee revenues for fiscal 2008 and fiscal 2007. The extra week in fiscal 2008 compared to fiscal 2007 added incremental service fee revenues of approximately $7.5 million.

Net Revenues by Segment

E-Commerce Services Segment Revenues. Net revenues from e-commerce services increased $162.1 million in fiscal 2008. This increase was comprised of $97.2 million from service fee revenues (an increase from $225.7 million in fiscal 2007 to $322.9 million in fiscal 2008) and $64.9 million from net revenues from product sales (an increase from $512.2 million in fiscal 2007 to $577.1 million in fiscal 2008).

Of the $162.1 million increase in net revenues from our e-commerce services segment, $77.0 million was from clients that initially began generating revenue during fiscal 2007, including the addition of Accretive clients, $62.6 million was from clients that operated for the entirety of both periods, and $22.5 million was from clients that launched in fiscal 2008.

Of the $97.2 million service fee revenue increase, $47.5 million was from clients that launched during fiscal 2007, including the addition of Accretive clients, $28.3 million was from clients that operated for the entirety of both periods, and $21.4 million was from clients that launched during fiscal 2008. See the discussion above under *Net Revenues by Type — Net Revenues from Product Sales* for a discussion of the $64.9 million increase in net revenues from product sales.

Interactive Marketing Services Segment Revenues. Net revenues from interactive marketing services increased $57.6 million due primarily to the acquisition of e-Dialog in February 2008 and, to a lesser extent, growth in our online marketing, design, and digital photo studio services.

Costs and Expenses

	Fiscal 2007		Fiscal 2008		Fiscal 2008 vs. Fiscal 2007	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Cost of revenues from product sales	$356.5	47%	$405.3	42%	$ 48.8	14%
Marketing	64.6	8%	70.3	7%	5.7	9%
Account management and operations	177.5	24%	260.3	27%	82.8	47%
Product development	66.0	9%	104.2	11%	38.2	58%
General and administrative	43.7	6%	69.0	7%	25.3	58%
Depreciation and amortization	37.3	5%	68.1	7%	30.8	83%
Total costs and expenses	$745.6	99%	$977.2	101%	$231.6	31%

Cost of Revenues from Product Sales

	Fiscal 2007	Fiscal 2008
Cost of revenues from product sales	$356.5	$405.3
As a percentage of net revenues from product sales	69.6%	70.2%

Cost of revenues from product sales increased $48.8 million in fiscal 2008. The decrease in cost of revenues as a percentage of net revenues from 47% in fiscal 2007 to 42% in fiscal 2008 was primarily due to the higher percentage increase in service fees compared to the percentage increase in product sales, because service fees have no associated cost of revenue.

The increase in cost of revenues from product sales as a percentage of net revenues from product sales from 69.6% in fiscal 2007 to 70.2% in fiscal 2008 was primarily due to an increase in shipping revenue. Our cost of generating shipping revenue is higher than our cost of generating revenue on sale of the underlying physical product.

Marketing

	Fiscal 2007	Fiscal 2008
Marketing	$64.6	$70.3
As a percentage of net revenues from product sales	13%	12%

Marketing expenses increased $5.7 million in fiscal 2008. As a percentage of net revenues, marketing expenses decreased from 8% in fiscal 2007 to 7% in fiscal 2008. This decrease was primarily due to the higher percentage increase in service fees compared to the percentage increase in product sales, because service fees typically have no associated marketing expenses.

As a percentage of net revenues from product sales, marketing expenses decreased slightly from 13% in fiscal 2007 to 12% in fiscal 2008 due a to decrease in promotional free shipping and subsidized shipping and handling costs. The $5.7 million increase in marketing expenses was primarily due to a $6.5 million increase in client revenue share expenses caused by growth in revenue from our professional sports league clients, and a $1.1 million increase in catalog costs, partially offset by a $1.9 million decrease in promotional free shipping and subsidized shipping and handling costs.

Account Management and Operations. Account management and operations expenses increased $82.8 million in fiscal 2008. As a percentage of net revenues, account management and operations expenses increased from 24% in fiscal 2007 to 27% in fiscal 2008. The increases in absolute dollars and as a percentage of net revenues were primarily due to the e-Dialog, Zendor.com Ltd. ("Zendor") and Accretive acquisitions in February 2008, December 2007 and September 2007, respectively, and start-up, occupancy and payroll expenses related to our Richwood, Kentucky fulfillment center, which commenced operations in the second quarter of fiscal 2007. The $82.8 million increase in account management and operations expenses was due to a $53.8 million increase in payroll and related costs mostly in our customer care and fulfillment operations, a $14.0 million increase in office expenses and occupancy costs, a $7.2 million increase in credit card fees, and a $7.8 million increase in other account management and operations costs which include professional fees and communication costs.

Product Development. Product development expenses increased $38.2 million in fiscal 2008. As a percentage of net revenues, product development expenses increased from 9% in fiscal 2007 to 11% fiscal 2008. The increases in absolute dollars and as a percentage of net revenues were primarily due to the e-Dialog, Zendor and Accretive acquisitions, payroll expenses and professional fees incurred for client launches during fiscal 2008 and expected future client launches, and increased expenses to enhance the technology features and functionality on our e-commerce platform. The $38.2 million increase in product development expenses was primarily due to a $24.9 million increase in personnel and related costs, a $4.8 million increase in professional fees, a $2.9 million increase in office expenses and occupancy costs, a $2.9 million increase in software and equipment maintenance, and a $2.7 million increase in other product development costs.

General and Administrative. General and administrative expenses increased $25.3 million in fiscal 2008. As a percentage of net revenues, general and administrative expenses increased from 6% in fiscal 2007 to 7% in fiscal 2008. The increases in absolute dollars and as a percentage of net revenues were primarily due to the e-Dialog, Zendor and Accretive acquisitions, the addition of new clients, the expansion of the e-commerce businesses of our existing clients and the expansion of our interactive marketing services business. The $25.3 million increase in general and administrative expenses was primarily due to a $17.2 million increase in personnel and related costs to support the growth of our business, a $4.7 million increase in professional fees, a $1.2 million increase in office expenses and occupancy costs, $0.9 million in deal costs for a potential acquisition no longer deemed probable, and a $1.3 million increase in other general and administrative costs.

Depreciation and Amortization. Depreciation and amortization expenses increased $30.8 million in fiscal 2008. As a percentage of net revenues, depreciation and amortization expenses increased from 5% in fiscal 2007 to

7% in fiscal 2008. Depreciation expenses increased $21.8 million due to the depreciation of prior and current year fixed asset additions. Amortization expenses increased $9.0 million primarily due to the intangible asset amortization in connection with the Accretive and e-Dialog acquisitions.

Fiscal 2008 included 53 weeks compared to 52 weeks for fiscal 2007. The extra week did not materially impact our costs and expenses for fiscal 2008.

Other (Income) Expense

Other (income) expense consists of interest expense, interest income, other expense, loss on sales of marketable securities, and impairment of equity investments. Interest expense consists primarily of interest related to our convertible notes and our secured revolving bank credit facility. The interest income consists of interest earned on cash and cash equivalents. Other expense consists primarily of foreign currency transaction losses.

	Fiscal 2008		Fiscal 2009		Fiscal 2009 vs. Fiscal 2008	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Interest expense	$18.8	3%	$19.4	2%	$ 0.6	3%
Interest income	(1.8)	0%	(0.5)	0%	1.3	(72)%
Other expense	1.6	0%	—	0%	(1.6)	(100)%
Impairment of equity investments	1.7	0%	—	0%	(1.7)	100%
Total other expenses	$20.3	3%	$18.9	2%	$(1.4)	(7)%

We derive our interest expense primarily from the amortization of the debt discount on our convertible notes, the coupon interest on our convertible notes, and our secured revolving credit facility. Interest expense remained relatively constant in fiscal 2009 compared to fiscal 2008. The $1.3 million decrease in interest income was due to lower interest rates earned in fiscal 2009. The $1.6 million decrease in other expense was primarily due to larger foreign currency exchange losses in fiscal 2008 compared to fiscal 2009 on transactions denominated in currencies other than the functional currency. The fiscal 2008 $1.7 million impairment of equity investments was due to an other-than-temporary impairment on an equity investment.

	Fiscal 2007		Fiscal 2008		Fiscal 2008 vs. Fiscal 2007	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Interest expense	$12.2	1%	$18.8	3%	$ 6.6	54%
Interest income	(9.3)	(1)%	(1.8)	0%	7.5	(81)%
Other expense	0.2	0%	1.6	0%	1.4	700%
Loss on sale of marketable securities	5.0	1%	—	0%	(5.0)	(100)%
Impairment of equity investments	—	0%	1.7	0%	1.7	100%
Total other expenses	$ 8.1	1%	$20.3	3%	$12.2	151%

Other expense increased $12.2 million in fiscal 2008. The $6.6 million increase in interest expense was primarily due to the amortization of the debt discount on our convertible notes, the interest on our 2.5% convertible notes issued in July 2007, and our line of credit which we entered into in January 2008. The $7.5 million decrease in interest income was due to lower cash balances and lower interest rates earned in fiscal 2008. The $1.4 million increase in other expense was primarily due to foreign currency exchange losses on transactions denominated in currencies other than the functional currency. The fiscal 2007 $5.0 million loss on sale of marketable securities related to the sale of our auction rate securities. The $1.7 million increase in impairment of equity investments was due to an other-than-temporary impairment on an equity investment incurred in fiscal 2008.

Income Taxes

Our effective tax rate for fiscal years 2009, 2008, and 2007 was (27.0%), 24.8% and 75.1%, respectively. Our tax rate is affected by recurring items such as tax rates in foreign jurisdictions and the relevant amount of income we earn in each jurisdiction, which has not been consistent as we seek to expand our presence in the international market, as well as the reversal of valuation allowances in some years. In addition to state income taxes, the following items had the most significant impact on the difference between our effective income tax rate and the statutory U.S. federal income tax rate of 35%:

Fiscal 2009:

- A $3.1 million (or 37.4%) reduction in the tax benefit primarily resulting from the imposition of a valuation allowance on foreign losses,

Fiscal 2008:

- A $2.1 million (or 6.8%) reduction in the tax benefit primarily resulting from the imposition of a valuation allowance on foreign losses; and
- a $0.6 million (or 1.9%) reduction in the tax benefit resulting from rate differences between U.S. and non-U.S. jurisdictions.

Fiscal 2007:

- A $0.3 million (or 7.7%) increase in tax benefit resulting from the reversal of valuation allowance.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our revenues from e-commerce services. These seasonal patterns will cause quarterly fluctuations in our operating results. We also expect to experience seasonal fluctuations from consumer engagement, but to a lesser degree than with our e-commerce services. We experience less seasonality in our revenues from interactive marketing services. The fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. We believe that results of operations for any quarterly period may not be indicative of the results for any other quarter or for the full year. We recognized 42.8%, 40.5% and 44.7% of our annual net revenues during the fourth quarter of fiscals 2009, 2008 and 2007, respectively. For additional information, see Note 16, *Quarterly Results (Unaudited)*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

Liquidity and Capital Resources

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
		(In millions)	
Cash and cash equivalents	$231.5	$130.3	$228.4
Percentage of total assets	35%	18%	21%

Sources of Cash

Our principal sources of liquidity in fiscal 2009 were our cash and cash equivalents balances, cash provided by operating activities, and cash provided by financing activities, including the $88 million of net proceeds received in August 2009 through our sale of common stock.

As of January 2, 2010, we had $228.4 million of cash and cash equivalents, compared to $130.3 million of cash and cash equivalents as of January 3, 2009. Cash equivalents are comprised of money market mutual funds.

Cash provided by operating activities was $140.2 million, $96.0 million, and $58.1 million in fiscal 2009, fiscal 2008, and fiscal 2007, respectively. Cash provided by operating activities is driven by our net loss, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash adjustments include depreciation,

amortization, stock-based compensation expense and deferred income taxes. Cash provided by operating activities was greater than our net loss in fiscal 2009 primarily due to the net impact of non-cash adjustments to loss as well as an increase to our accounts payable and accrued expense balances and a decrease to our accounts receivable balance.

We have experienced and expect to continue to experience seasonal fluctuations in our cash flows. We generate the majority of our cash from operating activities in our fourth fiscal quarter. In our first fiscal quarter, we typically use cash generated from operating activities in the fourth quarter of the prior fiscal year to satisfy accounts payable and accrued expenses incurred in the fourth fiscal quarter of our prior fiscal year. During our second and third fiscal quarters, we generally fund our operating expenses and capital expenditures from cash generated from operating activities, cash and cash equivalents, and/or cash from financing activities.

As of January 2, 2010 and January 3, 2009 we had no borrowings under our $90 million secured revolving bank credit facility. During fiscal 2009, we did not borrow on the secured revolving credit facility, and during fiscal 2008 we borrowed and also repaid $70 million on our secured revolving credit facility. The credit facility contains financial and restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. We do not believe the financial covenants will limit our ability to utilize the entire borrowing availability in fiscal 2010, if necessary.

During fiscal 2007, we issued subordinated convertible notes resulting in net proceeds of $145 million.

Uses of Cash

We invest cash to support our operations, our infrastructure needs, and as consideration for acquisitions and strategic investments. Cash used in investing activities is primarily attributable to capital expenditures and acquisitions.

Our capital expenditures totaled $43.0 million, $57.2 million, and $54.2 million in fiscal 2009, fiscal 2008, and fiscal 2007, respectively. Our capital expenditures have generally been comprised of purchases of computer hardware and software, development of internal-use software, purchases of furniture and fixtures, and purchases of real estate. Capital expenditures decreased 25% in fiscal 2009 compared to the 6% increase in fiscal 2008. We expect an increase in capital expenditures in fiscal 2010 due to increased investments in our infrastructure and technology as well as from our acquisition of RCI.

We utilized $88.9 million of cash for acquisitions in fiscal 2009, compared to $145.0 million and $103.7 million in acquisitions and equity investments in fiscal 2008 and fiscal 2007, respectively. Acquisitions in fiscal 2009 primarily included RCI which we also issued shares of our common stock valued at approximately $94 million. In addition, we will be obligated to pay RCI shareholders and employees additional earnout payments of up to $170 million over a three year period beginning with fiscal year 2010 contingent on RCI's achievement of certain performance targets, of which we have the ability to pay up to $44.1 million with shares of our common stock. We funded the cash payment for RCI acquisition from our existing cash and cash equivalent balances. Acquisitions in fiscal 2008 included e-Dialog and our fiscal 2007 acquisitions included Accretive and Zendor.

Outlook

We expect to continue to generate positive cash flow from operations in fiscal 2010, the majority of which will be generated in our fourth fiscal quarter. We believe that our cash flow from operating activities, cash and cash equivalents balances, and borrowing availability under our secured revolving credit facility will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See Item 1A of Part I, *Risk Factors*.

Holders of our 3% subordinated convertible notes due June 1, 2025 may require us to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, on June 1, 2010. In the event our holders require us to repurchase the notes in fiscal 2010, we expect to have sufficient liquidity from our cash from operating activities, our cash and cash equivalents and/or from our secured revolving bank credit facility to fund the repurchases as well as our operating cash needs. See Note 7, *Long-Term Debt and Credit Facility*, of the

Notes to Consolidated Financial Statements, included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, or repurchase, refinance, or otherwise restructure our long-term debt for strategic reasons or to further strengthen our financial position. Our secured revolving bank credit facility contains negative covenants including prohibitions on our ability to incur additional indebtedness. The sale of additional equity or convertible debt securities would likely be dilutive to our stockholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Contractual Obligations

We had the following contractual obligations as of the end of fiscal 2009:

	Payments due by fiscal year				
Contractual Obligation(1)(2)(3)	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**Thereafter**
Operating lease obligations	$ 95.4	$ 20.6	$ 33.9	$ 21.9	$ 19.0
Purchase obligations and marketing commitments(4)	155.2	72.1	27.8	9.4	45.9
Client revenue share payments	89.5	20.3	36.0	8.9	24.3
Debt interest	30.4	5.9	9.0	6.7	8.8
Debt obligations	220.0	57.7	0.8	150.5	11.0
Capital lease obligations, including interest	23.8	6.4	11.9	5.5	—
Deferred acquisition payments	4.1	1.3	1.8	1.0	—
Total contractual obligations	$618.4	$184.3	$121.2	$203.9	$109.0

(1) For additional information, see Note 7, *Long-Term Debt and Credit Facility*, and Note 8, *Commitments and Contingencies*, of the Notes to Consolidated Financial Statements, included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(2) Approximately $2.1 million of unrecognized tax benefits have been recorded as liabilities in accordance with accounting standards for "Accounting for Uncertainty in Income Taxes," and we are uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above.

(3) We will be obligated to pay additional earnout payments of up to $170 million over a three year period beginning with fiscal year 2010 contingent on RCI's achievement of certain financial performance targets, of which we have the ability to pay up to $44.1 million with shares of our common stock. The contingent payments are not included in the table above.

(4) Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions. These obligations relate primarily to commitments to purchase inventory, which generally are cancelable without penalty if canceled prior to shipment.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements other than the obligations not required to be recorded on the balance sheet as shown above in the contractual obligations table.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period as well as the related disclosures. Management bases these significant judgments and estimates on historical experience, current trends and other assumptions it believes to be reasonable based upon information presently available. On a regular basis, management reviews the accounting policies, assumptions, judgments and estimates to ensure that our financial statements are presented fairly and in accordance with generally accepted accounting principles. However, because future events and their affects cannot be determined with certainty, actual results could differ from those estimates under different assumptions, judgments or conditions.

Our significant accounting policies are discussed in Note 2, *Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K. Management has identified the following as our critical accounting estimates, which are defined as those that reflect significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions. Management has reviewed these critical accounting estimates with the Audit Committee of our Board.

Revenue Recognition

We recognize revenue from product sales, which includes shipping revenue and excludes sales tax, from the sale of products by us through our clients' e-commerce Web stores as well as through the Web stores in our consumer engagement segment when title and risk of ownership passes to the consumer, net of estimated returns based on historical experience and current trends. Our revenue recognition accounting estimates contain uncertainties because they require management to make assumptions and to apply judgment to estimate future sales returns.

We have not made any material changes in the accounting methodology used to measure sales returns during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to measure sales returns. However, if actual results are not consistent with our estimates or assumptions stated above, we may be exposed to income or losses that could be material to our consolidated financial statements.

A 10% change in our sales return reserve at January 2, 2010, would have affected earnings before income taxes by approximately $0.6 million.

In our consumer engagement segment and in the circumstances in our e-commerce services segment in which we own the inventory for our clients' Web stores and record revenue as product sales, we may sell gift cards to our customers through our Web stores and through selected third parties. We recognize income from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions (gift card breakage). Based on historical redemption patterns, the likelihood of a gift card remaining unredeemed can be determined 24 months after the gift card is issued.

A 10% change in our assumptions on future gift card redemptions at January 2, 2010, would have affected earnings before income taxes by approximately $0.5 million.

Fiscal 2008 was the first year we recognized income for gift card breakage. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to measure gift card breakage. However, if actual gift card redemptions are not consistent with our estimates or assumptions stated above, or if laws change that would result in us having a legal obligation to remit the value of unredeemed gift cards to certain jurisdictions, we may be exposed to income or losses that could be material to our consolidated financial statements.

Allowance for Accounts Receivable

We maintain allowances for estimated losses resulting from the inability of our clients and customers to make required payments. We analyze accounts receivable and consider our historical bad debt experience, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. There may be material differences in our operating results for any period if we change our estimates or if the estimates are not accurate.

Our allowance for accounts receivable was $4.6 million as of January 2, 2010. Historically, our actual losses and credits have been consistent with our estimates. However, future changes in trends could result in a material impact to future consolidated statements of operations and cash flows. A 10% change from our estimates of allowance for accounts receivable at January 2, 2010, would have affected earnings before income taxes by approximately $0.5 million.

Accounting for Inventory

Inventory is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage. Based upon these judgments and estimates, which are applied consistently from period to period, we record obsolescence and shrinkage allowances to adjust the carrying amount of our inventory. We record a charge for obsolescence based upon, among other factors, the aging of the inventory, forecasted customer demand and the anticipated mark-downs required to sell the inventory in the normal course of business. We record a charge for inventory shrinkage for damages and other losses based on rates experienced in our fulfillment centers. We have not made any material changes in the accounting methodology used to measure inventory obsolescence or shrinkage during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future judgments or estimates we use to calculate our inventory valuation allowances. However, if our judgments or estimates regarding inventory valuation allowances are inaccurate, we may be exposed to income or losses to our consolidated financial statements. A 10% change in our shrink and obsolescence allowance combined as of January 2, 2010, would have affected earnings before income taxes by approximately $0.2 million.

Accounting for Internal Use Software

Included in our property and equipment is the capitalized cost of internal-use software development and Web store development, including software used to upgrade and enhance the Web stores we operate and processes supporting our business. We capitalize costs incurred during the application development stage related to the development of internal-use software and amortize these costs over the estimated useful life of four years. Costs incurred related to planning and training relating to or maintenance of internal-use software is expensed as incurred. We capitalized $29.9 million, $26.2 million and $23.0 million, of costs associated with internal-use software and Web store development during the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007, respectively. We depreciated $21.1 million, $16.5 million and $11.5 million of previously capitalized amounts in fiscal 2009, fiscal 2008 and fiscal 2007.

Changes in strategy and/or market conditions could significantly impact the carrying value of our internal-use software and Web store development costs. We use estimates and make assumptions to determine the related estimated useful lives and assess the carrying value of internal-use software and Web store development costs. We do not believe there is a reasonable likelihood that there will be a material change in the future judgments we use to calculate the estimated useful life of our internal use software. However, if our judgments or estimates regarding internal use software are inaccurate and we were to reduce the useful life of our internal use software, we may be exposed to losses, including impairment losses that could be material to our consolidated financial statements.

Goodwill and Other Intangible Assets

The purchase price of an acquired company is allocated between the intangible assets and net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not

limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital ("WACC") for market participants.

Goodwill and indefinite — lived intangible assets are tested for impairment on an annual basis, or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Application of the impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We determine fair value using widely accepted valuation techniques, including discounted cash flow analyses, analysis of our market capitalization, analysis of peer public companies and other assumptions. These types of analyses contain assumptions and uncertainties because they require management to apply judgment to estimate industry economic factors and the profitability of future business strategies. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by management. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results.

In the fourth quarter of fiscal 2009, we completed our annual impairment testing of goodwill and indefinite-lived intangible assets using methodologies described herein. We determined there was no impairment, as the fair value exceeded the book value of net assets for each of our reporting units. During the course of the impairment testing, we made significant assumptions and applied judgment to estimate industry economic factors and the profitability of future business strategies. We made assumptions about our future discounted cash flows using operating income before depreciation, amortization and stock-based compensation by including the impact of new business as well as growth of our costs and expenses based on the historical relationship of those measures. We also made assumptions about our amount of future capital expenditures, and determined a discount rate based on a WACC specifically for each reporting unit. Any changes to our assumptions, or if actual results differ from our estimates, could result in a significant decrease of the fair value for a reporting unit which may expose us to impairment losses that could be material to our consolidated financial statements. A 10% reduction of our calculated fair value for any reportable unit that maintains a goodwill balance would still be greater than the carrying value of that reportable unit as of January 2, 2010. The carrying value of our goodwill was $373.0 million as of January 2, 2010. The carrying value of our indefinite-lived intangible assets was $78.2 million as of January 2, 2010.

Finite intangible assets that have determinable useful lives are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there is existence of one or more indicators of impairment, we measure the impairment of finite intangible assets based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our business model. Our estimates of future cash flows attributable to our intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect the calculation of the fair value of our finite intangible assets which could trigger impairment.

The carrying value of our finite intangibles as of January 2, 2010 was $54.6 million. There were no events or changes in circumstances that indicated the carrying value of our finite intangible assets may not be recoverable.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for goodwill or other intangible assets. However, if actual results are not consistent with our estimates and assumptions, or if certain of our customer relationships were to discontinue prior to their contract expiration dates, we may be exposed to an impairment charge that could be material.

Income Taxes and Deferred Taxes

Our income tax benefit or expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management's best assessment of estimated current and future taxes to be paid. We are subject to income

taxes in both the U.S. and in several foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax benefit or expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise we consider all available positive and negative evidence, including scheduled reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results and changes in accounting policies and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income and/or loss adjusted for any non-recurring items.

As of January 2, 2010, we had federal, state and foreign income tax net operating loss carryforwards of $507.3 million, $268.6 million and $18.7 million, respectively which will expire at various dates from 2010 through 2029 as follows:

2010-2015	$ 59.3 million
2016-2021	396.5 million
2022-2029	338.8 million
	$794.6 million

We believe that it is more likely than not that the full benefit from certain federal, state and foreign net operating loss carryforwards will not be realized. Accordingly, we have provided a valuation allowance of $154.6 million on the deferred tax assets relating to these net operating loss carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 2, 2010 will be accounted for as follows: approximately $154.6 million will be recognized as a reduction of income tax expense. Additionally there is a valuation allowance on capital losses of $3.2 million and on state credits of $0.2 million. If our assumptions change and we determine we will not be able to realize these NOL's without a valuation allowance, the additional valuation allowance will be accounted for as an increase in income tax expense.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, cash flows or financial position. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

In accordance with accounting standards for accounting for uncertainty in income taxes, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recorded to the financial statement. The standards also provide guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize tax and adjust tax liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. An unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective income tax rate in the period of resolution.

Our unrecognized tax benefits include exposure from not filing in certain jurisdictions and transfer pricing exposure from allocation of income between jurisdictions. We believe that there is no reasonable possibility that an increase in unrecognized tax benefits related to state exposures may be necessary within fiscal 2010. In addition, we believe that none of our currently remaining unrecognized tax positions will be recognized by the end of fiscal 2010 as a result of a lapse of the statute of limitations or settlements.

Fair Value of Deferred Acquisition Payments

A substantial majority of our future acquisition payments relate to RCI and are contingent upon RCI achieving specified minimum earnings thresholds over one or more years. The determination of the fair value of our deferred acquisition payments involves certain judgments and estimates. These judgments can include, but are not limited to, an estimate of the future performance of our acquired entities, an estimate of the amount and timing of the deferred acquisition payments and the discount rate used to calculate the fair value of the payments. We utilize a discounted cash flow model that incorporates several different scenarios of future performance.

We assess the fair value of deferred acquisition payments for changes at each reporting period, and any changes are recorded as an increase or decrease to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations. Changes in fair value can result from changes in our assumptions regarding the amount and timing of payments as well as changes in the discount rate. Our estimates of future performance and payments may differ from actual performance and payments due to, among other things, economic conditions, changes to our business model, or changes in operating performance of the acquired entities. Significant differences between these estimates and actual performance could materially affect the fair value of the deferred acquisition payments and our future financial results. We also accrete the deferred acquisition payment liability up to the estimated payment amount over the earnout period using a risk-adjusted discount rate with a corresponding charge recorded to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations.

As of January 2, 2010, the fair value of deferred acquisition payments was $63.8 million. In fiscal 2009, the fair value of the deferred acquisition payments increased by $1.0 million which was recorded to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations.

If actual results are not consistent with our estimates and assumptions, we may be exposed to a significant change in the fair value of deferred acquisition payments.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

ITEM 7A: *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our investment policy is to earn a market return consistent with the safety of principal and the maintenance of adequate liquidity at all times. We have not used derivative financial instruments in our investment portfolio. Approved investments include direct obligations of the U.S. Treasury, securities explicitly backed by the full faith and credit of the U.S. Government, money market mutual funds, so long as such funds maintain a constant net asset value and provide daily liquidity, and bank deposits. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or it may suffer losses in principal if we are forced to sell securities which have declined in market value due to changes in interest rates.

The following table provides information about our cash equivalents, including principal cash flows by expected maturity dates and the related weighted average interest rates as of the end of fiscal 2009 (in thousands):

	Fiscal Year						Estimated Fair Value at the End of Fiscal 2009
	2009	2010	2011	2012	Thereafter	Total	
Money market mutual funds	$13,606	$—	$—	$—	$—	$13,606	$13,606
Weighted average interest rate	0.002%	—	—	—	—	0.002%	
Cash equivalents	$13,606	$—	$—	$—	$—	$13,606	$13,606

All securities have dates to maturity of less than one year.

In January 2008, we entered into a $75 million secured revolving bank credit facility that matures in January 2013 with a syndicate of banks. In May 2008, we expanded the credit facility by $15 million thereby increasing the availability to $90 million. Subject to certain conditions, the credit facility may be increased to $150 million. We may elect to have amounts outstanding under the secured revolving bank credit facility bear interest at either a LIBOR rate plus an applicable margin of 0.75% to 1.50%, the prime rate plus an applicable margin of 0.75% to 1.50%, or at the Federal Funds Open Rate plus 0.5%. The applicable margin is determined by the leverage ratio of funded debt to EBITDA, as defined in the secured revolving credit facility. LIBOR is sensitive to changes in the general level of U.S. interest rates. An immediate 100 basis point increase in LIBOR would increase our annual interest expense by approximately $0.1 million for every $10 million borrowed under the line of credit. We had no outstanding borrowings and had $6,552 of letters of credit under the secured revolving bank credit facility as of January 2, 2010.

We transact business internationally and have market risk arising from changes in foreign currency exchange rates relating to our international operations. We do not manage our foreign currency exchange rate risk through the use of any financial or derivative instruments, forward contracts or hedging activities. To date, international operations have not been material and we believe that potential fluctuations in currency exchange rates will not have a material effect on our financial position.

ITEM 8: *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our financial statements, supplementary data and related documents that are included in this Annual Report on Form 10-K are listed in Item 15(a), Part IV, of this Annual Report on Form 10-K.

ITEM 9: *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

ITEM 9A: *CONTROLS AND PROCEDURES.*

Evaluation of disclosure controls and procedures. Our management, with the participation of our chief executive officer and our chief financial officer, conducted an evaluation, as of January 2, 2010, of the effectiveness of our disclosure controls and procedures, as such term is defined in Exchange Act Rule 13a-15(e).

Based on this evaluation, our chief executive officer and our chief financial officer have concluded that, as of January 2, 2010, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective at the reasonable assurance level, to ensure that (i) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. We monitor and evaluate on an ongoing basis our internal control over financial reporting in order to improve its overall effectiveness. In the course of these evaluations, we modify and refine our internal processes and controls as conditions warrant. As required by Rule 13a-15(d), our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the fiscal quarter ended January 2, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the quarter ended January 2, 2010.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not

prevent or detect misstatements due to human error, or the improper circumvention or overriding of internal controls. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Our management, with the participation of our chief executive officer and our chief financial officer, conducted an evaluation, as of January 2, 2010, of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission. This evaluation excluded our operations acquired through our acquisitions of Silverlign Group, Inc. in April 2009, Pepperjam in September 2009 and RCI in November 2009. In aggregate, these acquisitions accounted for 2% of our total assets and 3% of our net revenues as of and for the fiscal year ended January 2, 2010. Pursuant to guidance issued by the SEC, a company can exclude an acquired business's internal controls from management's report on internal control over financial reporting in the first year of acquisition if it is not possible to conduct an assessment of an acquired business's internal control over financial reporting. Based on this evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that, as of January 2, 2010, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. Their report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSI Commerce, Inc.
King of Prussia, Pennsylvania

We have audited the internal control over financial reporting of GSI Commerce, Inc. and subsidiaries (the "Company") as of January 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Silverlign Group, Inc. which was acquired on April 6, 2009, Pepperjam, which was acquired on September 1, 2009 and Retail Convergence, Inc., which was acquired on November 17, 2009, and whose total assets and net revenues constitute 2% and 3%, respectively, of the consolidated financial statement amounts as of and for the fiscal year ended January 2, 2010. Accordingly, our audit did not include the internal control over financial reporting at Silverlign Group, Inc., Pepperjam and Retail Convergence, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended January 2, 2010 of the Company and our report dated March 5, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 5, 2010

ITEM 9B: *OTHER INFORMATION.*

On March 3, 2010, the Company's board of directors approved a new form of indemnification agreement (the "Indemnification Agreement") for its directors and officers and certain other employees (each, an "Indemnitee"), which will replace the Company's existing indemnification agreements. The Indemnification Agreement provides for indemnification against liabilities arising out of the Indemnitee's performance of duties as director, officer or employee. The Indemnification Agreement provides indemnification in addition to the indemnification provided by the Company's Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and applicable law and indemnifies the Indemnitees for certain expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in any action or proceeding, including any action by or in the right of the Company arising out of service to the Company or to any other entity to which he provides services at the Company's request. Further, the Company agrees to advance expenses the Indemnitee may spend as a result of any proceeding as to which the Indemnitee could be indemnified.

The foregoing descriptions of the Indemnification Agreement is a general description only and is qualified in its entirety by reference to the Indemnification Agreement, attached hereto as Exhibit 10.11 and incorporated herein by reference.

PART III

ITEM 10: *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

Information concerning our directors is incorporated by reference to our 2010 Proxy Statement including, but not necessarily limited to, the sections of the 2010 Proxy Statement entitled "Proposal 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Information concerning our executive officers is included in Item 4.1, *Executive Officers of the Registrant*, Part I, of this Annual Report on Form 10-K.

We have adopted a Finance Code of Professional Conduct that applies to all of our Finance organization employees and our Chief Executive Officer and Chief Financial Officer. The code is available on our corporate Web site located at www.gsicommerce.com. We intend to satisfy the disclosure requirements under Item 5.05 on Form 8-K regarding an amendment to, or waiver from, a provision of its Finance Code of Professional Conduct by posting such information on our website at the location specified above.

ITEM 11: *EXECUTIVE COMPENSATION.*

This information is incorporated by reference to our 2010 Proxy Statement including, but not necessarily limited to, the section of the 2010 Proxy Statement entitled "Executive Compensation" and "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation.

ITEM 12: *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

This information is incorporated by reference to our 2010 Proxy Statement including, but not necessarily limited to, the section of the 2010 Proxy Statement entitled "Beneficial Ownership of Common Stock" and "Executive Compensation."

Equity Compensation Plan Information as of the End of Fiscal 2009

The following table sets forth information regarding our existing equity compensation plans as of the end of fiscal 2009.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Listed in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	7,533,335	$9.90	1,493,835
Equity compensation plans not approved by stockholders	—	$ —	—
Total	7,533,335	$9.90	1,493,835

(1) These plans are the 1996 Equity Incentive Plan and the 2005 Equity Incentive Plan (the "Plans"). The 2005 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, restricted stock awards and other forms of equity compensation. We have issued stock options, restricted stock units and restricted stock awards under these Plans. These stock options generally expire 10 years from the date of grant. The stock options, restricted stock units and restricted stock awards generally vest over four years, although some restricted stock units and restricted stock awards vest in less than four years. Upon the occurrence of a change in control, certain awards will immediately become exercisable in full. The weighted average exercise price in the table above does not take these restricted stock units and restricted stock awards into account. No future awards will be granted pursuant to the 1996 Equity Incentive Plan.

ITEM 13: *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

This information is incorporated by reference to our 2010 Proxy Statement including, but not necessarily limited to, the section of the 2010 Proxy Statement entitled "Certain Relationships and Related Transactions" and "Board, Committees and Attendance at Meetings of the Board and Committees."

ITEM 14: *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

This information is incorporated by reference to our 2010 Proxy Statement including, but not necessarily limited to, the section of the 2010 Proxy Statement entitled "Independent Registered Public Accounting Firm Fees."

PART IV

ITEM 15: *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE*

(a) 1. CONSOLIDATED FINANCIAL STATEMENTS

2. FINANCIAL STATEMENT SCHEDULE

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions*	Balance at End of Year
		(In thousands)		
Allowance for Doubtful Accounts:				
Fiscal Year 2007	$1,078	$3,341	$(2,586)	$1,833
Fiscal Year 2008	$1,833	$5,475	$(4,561)	$2,747
Fiscal Year 2009	$2,747	$6,477	$(4,576)	$4,648

* Deductions include write-offs

	Balance at Beginning of Year	Charged (Credited) to Expense	Charged (Credited) to Goodwill	Balance at End of Year
		(In thousands)		
Valuation Allowance for Deferred Tax Assets:				
Fiscal Year 2007	$115,381	$(1,846)	$ 7,882	$121,417
Fiscal Year 2008	$121,417	$ 2,463	$ (389)	$123,491
Fiscal Year 2009	$123,491	$ 3,122	$31,347	$157,960

All other schedules have been omitted since the required information is included in the financial statements or the notes thereto or is not applicable or required.

3. EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of October 27, 2009, by and among GSI Commerce, Inc, Cola Acquisition Corporation, Retail Convergence, Inc., certain principal stockholders of Retail Convergence, Inc. and William J. Fitzgerald (as Stockholders' Representative). The schedules and exhibits to the merger agreement are omitted pursuant to Item 601(b)(2) of Regulation S-K. GSI agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K/A filed on November 17, 2009 and incorporated herein by reference)†
3.1	Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
3.3	Amended and Restated Bylaws of GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 16, 2009 and incorporated herein by reference)
3.4	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.1	Specimen Common Stock Certificate (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the Quarter ended June 29, 2002 and incorporated herein by reference)
4.2	Registration Rights Agreement, dated July 31, 1995, by and between Global Sports, Inc. and MR Acquisitions, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on July 31, 1995 and incorporated herein by reference)
4.3	Registration Rights Agreement dated as of November 17, 2009 between GSI Commerce, Inc. and the holders named therein (filed with GSI Commerce, Inc.'s Registration Statement on Form S-3 dated November 18, 2009 and incorporated herein by reference)
4.4	Rights Agreement, dated as of April 3, 2006, between GSI Commerce, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including all exhibits thereto (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.5	Indenture dated as of June 1, 2005 by and between GSI Commerce, Inc. and JPMorgan Chase Bank, N.A. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.6	Form of 3% Convertible Note due 2025 (filed as Exhibit A to Exhibit 4.1 of GSI Commerce, Inc.'s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.7	Indenture dated as of July 2, 2007 between the Company and The Bank of New York, as trustee (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.8	Form of 2.50% Convertible Senior Note due 2027 (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.9	Senior Indenture of GSI Commerce, Inc. with The Bank of New York Mellon, as trustee (filed with GSI Commerce, Inc.'s Registration Statement on Form S-3 dated November 18, 2009 and incorporated herein by reference)
4.10	Subordinated Indenture of GSI Commerce, Inc. with The Bank of New York Mellon, as trustee (filed with GSI Commerce, Inc.'s Registration Statement on Form S-3 dated November 18, 2009 and incorporated herein by reference)
10.1+	GSI Commerce, Inc.'s 1996 Equity Incentive Plan, amended and restated as of March 5, 2008 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and incorporated herein by reference)

Exhibit Number	Description
10.2+	GSI Commerce, Inc.'s 2005 Equity Incentive Plan as amended (filed as Appendix A to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on April 25, 2008 and incorporated herein by reference)
10.3+	Form of Restricted Stock Unit Grant Notice (Basic) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 16, 2009 and incorporated herein by reference)
10.4+	Form of Restricted Stock Unit Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan (Annual Award) (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 16, 2009 and incorporated herein by reference)
10.5+	Form of Restricted Stock Unit Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan (Initial Election Award) (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 16, 2009 and incorporated herein by reference)
10.6+	Stock Option Grant Notice (Basic) Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.7+	Stock Option Grant Notice (Alternate) Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.8+	GSI Commerce, Inc. Leadership Team Incentive Plan (filed as from Appendix B to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on April 25, 2008 and incorporated herein by reference)
10.9+	Leadership Team Deferral Plan, as amended and restated effective March 5, 2008 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and incorporated herein by reference)
10.10+	Form of Change in Control Agreement (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 7, 2006 and incorporated herein by reference)
10.11+	Form of Indemnification Agreement
10.12+	Employment Agreement, dated August 23, 2006, by and between GSI Commerce, Inc. and Michael G. Rubin (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 29, 2006 and incorporated herein by reference)
10.13+	Amendment 2008-1 to the Employment Agreement between GSI Commerce, Inc. and Michael G. Rubin, dated as of December 30, 2008 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 16, 2009 and incorporated herein by reference)
10.14+	Michael Rubin Form of PRSU Agreement (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 and incorporated herein by reference)
10.15+	Michael Rubin Form of Restricted Stock Unit Agreement (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 16, 2009 and incorporated herein by reference)
10.16+	Offer Letter, dated January 31, 2005, between GSI Commerce, Inc. and Stephen J. Gold (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on February 2, 2005 and incorporated herein by reference)
10.17+	Amendment, dated July 31, 2009, to Offer Letter, dated January 31, 2005, between GSI Commerce, Inc. and Stephen J. Gold (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on August 6, 2009 and incorporated herein by reference)
10.18+	Offer Letter, dated March 26, 2007, between GSI Commerce, Inc. and Scott Hardy (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated herein by reference)
10.19	Promissory Note from 935 HQ Associates, LLC to CIBC Inc. dated June 9, 2004 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference)
10.20	Mortgage, Assignment of Leases and Rents and Security Agreement from 935 HQ Associates, LLC in favor of CIBC Inc. dated as of June 9, 2004 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference)

Exhibit Number	Description
10.21	Credit Agreement, dated as of January 11, 2008, by and among GSI Commerce Solutions, Inc., the Guarantors named therein, the Lenders named therein, PNC Bank, National Association, as administrative agent, and Bank of America, N.A., as syndication agent (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on January 17, 2008 and incorporated herein by reference)
12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney, incorporated by reference to the signature page of this Annual Report on Form 10-K
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

+ Management contract or compensatory plan or arrangement

† Confidential treatment has been requested for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf on the date indicated by the undersigned thereunto duly authorized.

Date: March 5, 2010

GSI COMMERCE, INC.

By: /s/ MICHAEL G. RUBIN
Michael G Rubin
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Rubin and Michael R. Conn, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ MICHAEL G. RUBIN Michael G. Rubin	Chairman, President and Chief Executive Officer (principal executive officer)	March 5, 2010
/s/ MICHAEL R. CONN Michael R. Conn	Executive Vice President, Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	March 5, 2010
/s/ M. JEFFREY BRANMAN M. Jeffrey Branman	Director	March 5, 2010
/s/ MICHAEL DONAHUE Michael Donahue	Director	March 5, 2010
/s/ RONALD D. FISHER Ronald D. Fisher	Director	March 5, 2010
/s/ JOHN A. HUNTER John A. Hunter	Director	March 5, 2010

Signature	Title(s)	Date
/s/ MARK S. MENELL Mark S. Menell	Director	March 5, 2010
/s/ JEFFREY F. RAYPORT Jeffrey F. Rayport	Director	March 5, 2010
/s/ LAWRENCE S. SMITH Lawrence S. Smith	Director	March 5, 2010
/s/ ANDREA M. WEISS Andrea M. Weiss	Director	March 5, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSI Commerce, Inc.
King of Prussia, Pennsylvania

We have audited the accompanying consolidated balance sheets of GSI Commerce, Inc. and subsidiaries (the "Company") as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 2, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GSI Commerce, Inc. and subsidiaries as of January 2, 2010 and January 3, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 2, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 5, 2010

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 3, 2009	January 2, 2010
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 130,315	$ 228,430
Accounts receivable, net of allowance of $2,747 and $4,648	78,544	70,582
Inventory	42,856	55,678
Deferred tax assets	18,125	12,347
Prepaid expenses and other current assets	11,229	13,187
Total current assets	281,069	380,224
Property and equipment, net	164,833	163,329
Goodwill	194,996	373,003
Intangible assets, net of accumulated amortization of $18,340 and $29,172	46,663	132,875
Long-term deferred tax assets	11,296	—
Other assets, net of accumulated amortization of $16,384 and $17,264	17,168	12,417
Total assets	$ 716,025	$1,061,848
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 98,100	$ 126,914
Accrued expenses	116,747	150,173
Deferred revenue	20,397	20,645
Convertible notes	—	55,443
Current portion of long-term debt	4,887	5,260
Total current liabilities	240,131	358,435
Convertible notes	161,951	116,948
Long-term debt	32,609	28,142
Deferred acquisition payments	—	63,763
Deferred tax liabilities	—	8,534
Deferred revenue and other long-term liabilities	6,838	9,686
Total liabilities	441,529	585,508
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 0 shares issued and outstanding as of January 3, 2009 and January 2, 2010	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 47,630,824 and 60,033,393 shares issued as of January 3, 2009 and January 2, 2010 respectively; 47,630,621 and 60,033,190 shares outstanding as of January 3, 2009 and January 2, 2010, respectively	476	600
Additional paid in capital	430,933	642,852
Accumulated other comprehensive loss	(2,327)	(1,498)
Accumulated deficit	(154,586)	(165,614)
Total stockholders' equity	274,496	476,340
Total liabilities and stockholders' equity	$ 716,025	$1,061,848

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
	(In thousands, except per share data)		
Revenues:			
Net revenues from product sales	$512,194	$577,073	$ 542,249
Service fee revenues	237,763	389,853	461,966
Net revenues	749,957	966,926	1,004,215
Costs and expenses:			
Cost of revenues from product sales	356,541	405,254	398,604
Marketing	64,573	70,282	54,831
Account management and operations, inclusive of $3,241 $7,505 and $9,028 of stock-based compensation	177,473	260,325	273,070
Product development, inclusive of $1,749 $4,118 and $5,740 of stock-based compensation	66,032	104,208	120,176
General and administrative, inclusive of $4,052 $7,780 and $9,994 of stock-based compensation	43,682	68,964	82,922
Depreciation and amortization	37,337	68,153	63,395
Changes in fair value of deferred acquisition payments	—	—	951
Total costs and expenses	745,638	977,186	993,949
Income (loss) from operations	4,319	(10,260)	10,266
Other (income) expense:			
Interest expense	12,191	18,841	19,430
Interest income	(9,270)	(1,772)	(478)
Other expense	237	1,562	(2)
Loss on sale of marketable securities	5,007	—	—
Impairment of equity investments	—	1,665	—
Total other expense	8,165	20,296	18,950
Loss before income taxes	(3,846)	(30,556)	(8,684)
(Benefit) provision for income taxes	(2,887)	(7,585)	2,344
Net loss	$ (959)	$ (22,971)	$ (11,028)
Loss per share- basic and diluted	$ (0.02)	$ (0.49)	$ (0.21)
Weighted average shares outstanding — basic and diluted	46,433	47,347	51,457

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Comprehensive (Loss) Income	Accumulated Other Comprehensive Loss	Total
	Shares	Dollars					
	(In thousands)						
Consolidated balance at December 30, 2006	45,879	$458	$366,073	$(130,656)		$ (97)	$235,778
Net loss				(959)	(959)		(959)
Net unrealized gain on available- for-sale securities, net of tax					11	11	11
Add: Reclassification adjustment for losses realized in net income					80	80	80
Cumulative translation adjustment, net of tax					(150)	(150)	(150)
Comprehensive income					$ (1,018)		
Stock-based compensation expense			8,028				8,028
Issuance of convertible notes			26,783				26,783
Issuance of common stock and warrants upon exercise of options	805	8	8,072				8,080
Issuance of stock awards upon vesting	164	2	(2)				—
Share-based awards retained for taxes			(1,288)				(1,288)
Tax benefit in connection with exercise of stock options and awards			4,537				4,537
Consolidated balance at December 29, 2007	46,848	$468	$412,203	$(131,615)		$ (156)	$280,900
Net loss				(22,971)	(22,971)		(22,971)
Cumulative translation adjustment, net of tax					(2,171)	(2,171)	(2,171)
Comprehensive loss					$(25,142)		
Stock-based compensation expense			18,494				18,494
Issuance of common stock and warrants upon exercise of options	128	1	1,384				1,385
Issuance of stock awards upon vesting	655	7	(7)				—
Share-based awards retained for taxes			(222)				(222)
Tax deficit in connection with exercise of stock options and awards			(919)				(919)
Consolidated balance at January 3, 2009	47,631	$476	$430,933	$(154,586)		$(2,327)	$274,496
Net loss				(11,028)	(11,028)		(11,028)
Cumulative translation adjustment, net of tax					829	829	829
Comprehensive loss					$(10,199)		
Stock-based compensation expense			23,749				23,749
Issuance of common stock and warrants upon exercise of options	772	8	5,312				5,320
Issuance of stock awards upon vesting	1,368	14	(14)				—
Share-based awards retained for taxes			(60)				(60)
Tax benefit in connection with exercise of stock options and awards			1,175				1,175
Acquisition consideration	4,798	48	93,897				93,945
Common stock issued in public offering, net of costs	5,464	54	87,860				87,914
Consolidated balance at January 2, 2010	60,033	$600	$642,852	$(165,614)		$(1,498)	$476,340

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
		(In thousands)	
Cash Flows from Operating Activities:			
Net loss	$ (959)	$ (22,971)	$ (11,028)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	32,763	54,557	52,633
Amortization	4,574	13,596	10,762
Amortization of discount on convertible notes	6,542	9,462	10,440
Changes in fair value of deferred acquisition payments	—	—	951
Stock-based compensation	9,042	19,403	24,762
Foreign currency transaction losses	—	1,571	14
Loss on sale of marketable securities	5,007	—	—
Impairment of equity investments	—	1,665	—
Loss (gain) on disposal of equipment	34	(354)	(10)
Deferred income taxes	(3,305)	(7,722)	202
Changes in operating assets and liabilities:			
Accounts receivable, net	(7,005)	(8,130)	10,010
Inventory	(471)	4,437	7,677
Prepaid expenses and other current assets	(2,265)	2,142	(544)
Other assets, net	739	1,724	2,159
Accounts payable and accrued expenses and other	7,633	23,513	33,967
Deferred revenue	5,805	3,076	(1,771)
Net cash provided by operating activities	58,134	95,969	140,224
Cash Flows from Investing Activities:			
Payments for acquisitions of businesses, net of cash acquired	(100,574)	(145,001)	(88,892)
Cash paid for property and equipment, including internal use software	(54,196)	(57,180)	(43,007)
Proceeds from disposition of assets	—	1,500	—
Release of restricted cash escrow funds	—	—	1,052
Cash paid for equity investments	(3,083)	—	—
Purchases of marketable securities	(263,688)	—	—
Sales of marketable securities	371,264	—	—
Net cash used in investing activities	(50,277)	(200,681)	(130,847)
Cash Flows from Financing Activities:			
Proceeds from convertible notes	150,000	—	—
Borrowings on revolving credit loan	—	70,000	—
Repayments on revolving credit loan	—	(70,000)	—
Proceeds from sale of common stock	—	—	92,596
Proceeds from capital lease financing	—	7,901	—
Equity issuance costs paid	—	—	(4,728)
Debt issuance costs paid	(5,042)	(561)	—
Repayments of capital lease obligations	(935)	(3,032)	(4,503)
Repayments of mortgage note	(182)	(195)	(184)
Excess tax benefit in connection with exercise of stock options and awards	359	14	92
Proceeds from exercise of common stock options and warrants	8,080	1,385	5,320
Net cash provided by financing activities	152,280	5,512	88,593
Effect of exchange rate changes on cash and cash equivalents	(8)	(1,996)	145
Net increase (decrease) in cash and cash equivalents	160,129	(101,196)	98,115
Cash and cash equivalents, beginning of period	71,382	231,511	130,315
Cash and cash equivalents, end of period	$ 231,511	$ 130,315	$ 228,430
Supplemental Cash Flow Information			
Cash paid during the period for interest	$ 5,622	$ 9,798	$ 8,055
Cash paid during the period for income taxes	564	699	3,032
Noncash Investing and Financing Activities:			
Accrual for purchases of property and equipment	2,943	3,712	2,363
Equipment financed under capital lease	15,562	2,497	451

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — DESCRIPTION OF BUSINESS

GSI Commerce, Inc. ("GSI" or the "Company"), a Delaware corporation, is a leading provider of e-commerce and interactive marketing services to large businesses that sell products directly to consumers (b2c). The Company has three reportable segments — e-commerce services, interactive marketing services and consumer engagement. Through the Company's e-commerce services, it delivers customized solutions to its clients through an e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. The Company offers each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. Through the Company's interactive marketing services, it offers comprehensive digital and traditional agency and e-mail marketing services that include brand development and strategic account planning, user experience and creative design, interactive marketing, traditional advertising, media buying, video, marketing content and promotional development, e-mail marketing and distribution, Web store usability, and photography and content development. Through consumer engagement, the Company offers retailers and brands an online platform to sell excess inventory in the private sales channel as well as in the off-price marketplace.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarize the Company's significant accounting policies:

Fiscal Year: The Company's fiscal year ends on the Saturday closest to December 31. The fiscal year is named for the calendar year ending on that December 31. Fiscal 2007 and fiscal 2009 each included 52 weeks, and fiscal 2008 included 53 weeks.

Basis of Consolidation: The financial statements presented include the accounts of the Company and all wholly owned subsidiaries. Inter-company balances and transactions among consolidated entities have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair Values: The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to their short-term maturity. See Note 3, *Fair Value of Financial and Nonfinancial Instruments*, for information related to the fair value of the Company's financial and nonfinancial instruments and items required to be remeasured at fair value on a recurring basis.

Cash and Cash Equivalents: Cash primarily consists of bank deposits. Cash equivalents primarily consist of money market mutual funds. All investments with an original maturity of three months or less are considered cash equivalents.

Inventory: Inventory is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, the Company records a valuation adjustment to adjust the carrying amount of its inventory.

The Company's obsolescence reserve represents the excess of the carrying value over the amount it expects to realize from the ultimate sale or other disposal of the inventory. The obsolescence reserve establishes a new cost basis for the Company's inventory. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded reserves or an increase in that newly established cost basis.

The Company's shrinkage loss reserve represents estimated physical inventory losses (e.g., theft or damages) that have occurred since the last inventory count date. Inventory counts are taken on a regular basis to ensure that the inventory reported in the Company's consolidated financial statements are accurately stated. During the interim period between inventory counts, the Company reserves for anticipated physical inventory losses.

The Company also provides fulfillment-related services for certain of its clients in which its clients maintain ownership of the related products. As such, the related inventory is not reported in the Company's Consolidated Balance Sheets.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation or amortization. The Company capitalizes costs incurred during the application development stage related to the development of internal-use software and amortizes these costs over the estimated useful life of four years. Depreciation or amortization is provided using the straight-line method over the estimated useful lives of the assets, which are:

- Three to six years for office equipment;
- Three to four years for computer hardware and software including internal use software;
- Seven years for furniture and fulfillment center equipment;
- The lesser of fifteen years or lease term for leasehold improvements;
- Fifteen years for building improvements; and
- Thirty years for buildings.

Expenditures for maintenance and repairs are expensed as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized.

Goodwill and Other Intangible Assets: Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

The Company does not amortize goodwill or indefinite-lived intangible assets but performs tests for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. The Company determines fair value using widely accepted valuation techniques, including the income approach which estimates the fair value of its reporting units based on the future discounted cash flows, and the market approach which estimates the fair value of its reporting units based on comparable market prices. In testing for a potential impairment of goodwill, the Company estimates the fair value of its reporting units to which goodwill relates and determines the carrying value (book value) of the assets and liabilities related to those businesses.

In the fourth quarter of fiscal 2009, the Company completed its annual impairment testing of goodwill and indefinite-lived intangible assets and determined there was no impairment.

The Company amortizes other intangible assets with determinable lives over their estimated useful lives. The Company records an impairment charge on these assets when it determines that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there is existence of one or more indicators of impairment, the Company measures any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by the Company's management to be commensurate with the risk inherent in its business

(amounts in thousands, except per share data)

model. The Company's estimates of future cash flows attributable to its other intangible assets require significant judgment based on the Company's historical and anticipated results and are subject to many factors.

See Note 5, *Goodwill and Other Intangible Assets*, for more information about goodwill and other intangible assets.

Long-Lived Assets: The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the asset's carrying value. If an impairment exists, an impairment loss is recognized for the difference between the asset's carrying value and its estimated fair value. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value based on quoted market prices or other valuation techniques.

Other Assets, Net:

The following table summarizes our other assets as of:

	January 3, 2009	January 2, 2010
Equity investments	$ 5,374	$ 3,420
Unamortized debt issuance costs	3,835	2,754
Deferred client revenue share charges	3,677	2,247
Deferred compensation	991	1,396
Other	3,291	2,600
Total other assets, net	$17,168	$12,417

The Company's equity investments represent cost method investments in private companies. Unamortized debt issuance costs are primarily attributable to the Company's July 2007 offering of $150,000 aggregate subordinated convertible notes, and is amortized using the effective interest method over a weighted average remaining amortization period of 4.5 years into interest expense. Deferred client revenue share charges are being amortized on a straight-line basis over the remaining term of the related contracts. In the first quarter of fiscal 2009, the Company expensed approximately $1,300 of deferred acquisition costs related to a terminated agreement.

Accrued Expenses: Accrued expenses include $62,705 of amounts payable to the Company's clients and accrued payroll of $25,617 as of the end of fiscal 2009. No other individual balance was greater than 5% of total current liabilities as of January 2, 2010.

Accrued expenses include $55,573 of amounts payable to the Company's clients, accrued payroll of $15,931, and marketing accruals of $12,368 as of the end of fiscal 2008. No other individual balance was greater than 5% of total current liabilities as of January 3, 2009.

Deferred Acquisition Payments: Deferred acquisition payments consist of the Company's estimate of the fair value of future acquisition payments. The Company determines the fair value of the deferred acquisition payments by utilizing discounted cash flow models that incorporate several different assumptions of future performance. The liability is accreted up to the estimated payment amount over the earnout period using a risk-adjusted discount rate with a corresponding charge recorded to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations. In addition to accreting up the liability based on the passage of time, the fair value of deferred acquisition payments is also assessed for changes at each reporting period with any changes recorded as an increase or decrease to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations.

As of January 2, 2010, the Company's fair value of deferred acquisition payments was $63,763. The Company's accretion of the liability to fair value was $951 in fiscal 2009 and was recorded to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations.

Revenue Recognition: The Company recognizes revenues when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured.

For the Company's fulfillment and drop-shipping services, when the Company is the primary obligor in a transaction, has general inventory risk, has established the selling price, has discretion in supplier selection and has credit risk, or have several but not all of these indicators, it records revenue on a gross basis as a principal and records these revenues as revenues from product sales. When the Company does not have several or all of these factors, it records the commission or fee retained as service fee revenue. Revenue generated from the Company's customer care, interactive marketing and technology services are also recorded as service fees.

Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items and delivery of any undelivered item is probable and substantially in the Company's control.

Net Revenues from Product Sales: The Company recognizes revenue from product sales, which includes shipping revenue and excludes sales tax, for all Web stores that it provides fulfillment services, net of estimated returns based on historical experience and current trends. The Company recognizes revenue when title and risk of ownership passes to the consumer either upon shipment of products to customers or upon receipt of products to customers based on the terms and conditions. The majority of product sales are shipped from the Company's fulfillment centers. The Company also relies upon certain vendors to ship products directly to customers on its behalf. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that it operates, because the Company has inventory risk, establishes selling prices, takes title to the goods at the shipping point and has the economic risk related to collection, customer care and returns.

The Company pays a percentage of the revenues generated from product sales through the e-commerce businesses that it operates to its respective clients in exchange for the rights to use their brand names and the promotions and advertising that its clients agree to provide. The Company refers to these payments as client revenue share expenses. The Company has considered the revenue reduction accounting provisions, and believes that the payment of client revenue share expense to its clients should not result in any reduction of revenues. The Company purchases merchandise from its vendors, at its discretion, and is responsible for paying those vendors. The amounts purchased and the prices paid to the Company's vendors are not in any way impacted by the revenue share provisions of its agreements with its clients. Accordingly, the Company's clients and its vendors are not linked in the distribution chain and it believes that the provisions of this standard do not apply.

Service Fee Revenues: Services fees are generated based on a client's use of one or more of the Company's e-commerce platform components or elements of those components, which include technology, fulfillment and customer care. Service fees are also generated from professional, technology and interactive marketing services. Service fees can be fixed or variable and are based on the activity performed, the value of merchandise sold, or the gross profit from a transaction. For transactions in which the Company is deemed to be the agent, rather than the principal, the Company records service fee revenue based on the net fee retained.

The Company does not specifically record "cost of service fee revenues" as these costs are incurred by its service fee-based clients rather than by the Company. Operating expenses relating to service fee revenues consist primarily of personnel and other costs associated with the Company's engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and

other costs associated with its marketing and customer care departments which are included in account management and operations on the Consolidated Statements of Operations.

For Web stores for which the Company owns the inventory and records revenue as product sales in its e-commerce and consumer engagement segments, the Company sells gift cards to its customers through its clients' Web stores and through selected third parties. The Company recognizes income from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote and the Company determines that it does not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions ("gift card breakage"). Based on historical redemption patterns, the likelihood of a gift card remaining unredeemed can be determined 24 months after the gift card is issued. At that time, the Company recognizes breakage income for those cards for which the likelihood of redemption is deemed to be remote and the Company does not have a legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdiction. Gift card breakage income is included in service fee revenues in the Company's Consolidated Statements of Operations.

Fiscal 2008 was the first year in which the Company obtained sufficient historical redemption data for its gift card program to make a reasonable estimate of the ultimate redemption patterns and breakage rates and began recognizing gift card breakage income. In fiscal 2009, the Company recognized $2,314 of gift card breakage income. In fiscal 2008, the Company recognized $2,974 of gift card breakage income, of which $1,649 would have been recorded prior to fiscal 2008 had the Company began recognizing gift card breakage income prior to fiscal 2008.

The Company's deferred revenue consists of unredeemed sales of gift cards, as well as payments received for service fees in advance of the delivery of the Company's service obligation. For service fees received in advance, revenue is recognized either over the service period or upon completion of the Company's obligation.

Cost of Revenues from Product Sales: Cost of revenues from product sales include the cost of products sold and inbound freight related to these products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in marketing expense in the Consolidated Statements of Operations. The Company does not record cost of service fee revenue because the Company is deemed to be an agent, rather than the principal.

Costs of revenues from product sales consist primarily of direct costs associated with (i) products we sell through our clients Web stores, (ii) products we sell through the Web stores in our consumer engagement segment, and (iii) our shipping charges for all Web stores for which we provide fulfillment services. Costs of revenues from product sales were attributable to our e-commerce services and consumer engagement segments.

Vendor Allowances: The Company has agreements to receive funds from certain of its vendors, including rebates and cooperative marketing reimbursements. The Company has agreements with vendors setting forth the specific conditions for each allowance or payment. Vendor allowances are recorded as a reduction in the cost of the applicable vendor's products and recognized in cost of revenues from product sales when the related product is sold unless the allowances represent reimbursement of a specific incremental and identifiable cost incurred to promote the vendor's product. If the allowance represents a reimbursement of cost, it is recorded as an offset to the associated expense incurred. Any reimbursement greater than the costs incurred is recognized as a reduction in the cost of the product.

Marketing: Marketing expenses include client revenue share charges, net advertising and promotional expenses incurred by the Company in operating its clients' e-commerce businesses and its consumer engagement Web stores, subsidized shipping and handling costs and catalog costs.

Client revenue share charges are payments made to the Company's clients in exchange for the use of their brand names, logos, the promotion of its clients' URLs, Web stores and toll-free telephone numbers in clients'

(amounts in thousands, except per share data)

marketing and communications materials, the implementation of programs to provide incentives to consumers to shop through the e-commerce businesses that the Company operates for its clients and other programs and services provided to the consumers of the e-commerce businesses that the Company operates for its clients, net of amounts reimbursed to the Company by its clients. Client revenue share is calculated as either a percentage of product sales or a guaranteed annual amount. Client revenue share charges were $34,233 for fiscal 2009, $41,796 for fiscal 2008 and $35,297 for fiscal 2007.

The Company expenses the cost of advertising, which includes online marketing fees, media, agency and production expenses. Advertising production costs are expensed the first time the advertisement runs. Online marketing fees and media (television, radio and print) placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising and promotional expenses are recorded net of amounts reimbursed to the Company by its clients. Advertising costs were $15,684 for fiscal 2009, $19,750 for fiscal 2008 and $19,285 for fiscal 2007.

The Company defines shipping and handling costs as only those costs incurred for a third-party shipper to transport products to consumers and these costs are included in cost of revenues from product sales to the extent the costs are less than or equal to shipping revenue. In some instances, shipping and handling costs exceed shipping charges to the consumer and are subsidized by the Company. Additionally, the Company selectively offers promotional free shipping whereby it ships merchandise to consumers free of all shipping and handling charges. The cost of promotional, free, and subsidized shipping and handling was $0 for fiscal 2009, $4,009 for fiscal 2008 and $5,908 for fiscal 2007.

Catalog costs consist primarily of creative design, paper, printing, postage and mailing costs, which are capitalized and amortized over the expected future revenue stream, which is generally a period not exceeding six months. The Company amortizes capitalized advertising costs per the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Deferred catalog costs included in prepaid expenses and other current assets were $692 as of January 2, 2010 and $613 as of January 3, 2009. Catalog costs were $5,470 for fiscal 2009, $5,222 for fiscal 2008 and $4,263 for fiscal 2007.

Account Management and Operations: Account management and operations expenses include fulfillment costs, customer care costs, credit card fees, and payroll related to the buying, business management and marketing functions of the Company.

The Company defines fulfillment costs as personnel, occupancy and other costs associated with its fulfillment centers, personnel and other costs associated with its logistical support and vendor operations departments and third-party warehouse and fulfillment services costs. Fulfillment costs were $92,663 for fiscal 2009, $100,131 for fiscal 2008 and $72,624 for fiscal 2007.

Product Development: Product development expenses consist primarily of expenses associated with planning, maintaining and operating the technology platform on which the Company operates e-commerce businesses, and payroll and related expenses for the Company's engineering, production, creative and management information systems departments. Cost incurred to develop internal-use software is capitalized during the application development stage. Costs incurred relating to planning and training or maintenance of internal-use software is expensed as incurred.

General and Administrative: General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, sales and administrative personnel, as well as bad debt expense and occupancy costs for the Company's headquarters and other offices.

Foreign Currency Translation and Transactions: The functional currency of the Company's foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts using current exchange rates in effect as of the balance sheet date and for revenue and expense accounts

(amounts in thousands, except per share data)

using a weighted-average exchange rate during the period. The translation adjustments are recorded as a separate component of stockholders' equity, captioned accumulated other comprehensive loss in the Consolidated Balance Sheets. Cumulative translation adjustments included in accumulated other comprehensive loss in the Consolidated Balance Sheets were $1,498 as of January 2, 2010 and $2,327 as of January 3, 2009. Losses resulting from transactions denominated in currencies other than the functional currencies were $14 for fiscal 2009, $1,571 for fiscal 2008 and $329 for fiscal 2007, and are included in other expense, net on the Consolidated Statements of Operations.

Stock-Based Compensation: The Company measures compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period during which awards are expected to vest. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock and the fair value of stock options is determined using the Black-Scholes valuation model. Such value is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. During each of fiscal 2009, fiscal 2008 and fiscal 2007, the Company recalculated its projected forfeiture rate as it applies to stock-based compensation based on historical data. For fiscal 2009, the impact of the change in estimate for the change in forfeiture rate increased costs and expenses and increased net loss by $512, which increased both basic and diluted loss per share by $0.01. For fiscal 2008 the impact of the change in estimate for the change in forfeiture rate increased costs and expenses and increased net loss by $784, which increased both basic and diluted loss per share by $0.02. For fiscal 2007 the impact of the change in estimate for the change in forfeiture rate increased costs and expenses and decreased net income by $495, which decreased both basic and diluted earnings per share by $0.01.

See Note 10, *Stock Awards*, for more information about stock-based compensation.

Income Taxes: The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company determines it would be able to realize its deferred tax assets in the future in excess of their recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company does not provide for U.S. taxes on its undistributed earnings of foreign subsidiaries since it intends to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, the amount of U.S. income taxes would be immaterial.

The Company recognizes a tax benefit from an uncertain tax position only if it is "more likely than not" that the position is sustainable upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information. The liability for unrecognized tax benefits is classified as noncurrent unless the liability is expected to be settled in cash within 12 months of the reporting date. The Company records any estimated interest or penalties

(amounts in thousands, except per share data)

from the uncertain tax position as income tax expense. The Company adopted this standard effective December 31, 2006, the first day of its fiscal 2007. As a result of the implementation, the Company recognized no increase in the liability for unrecognized tax benefits.

Recent Accounting Pronouncements:

The following is a summary of recent accounting standards issued by the Financial Accounting Standards Board ("FASB"):

Subject	Date Issued	Summary	Effect of Adoption	Effective Date for the Company
Effective Date of Fair Value Measurements	February 2008	Delayed the effective date of previously issued accounting standards for "Fair Value Measurements" of nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis, at least annually, until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.	No material impact.	January 4, 2009
Business Combinations	December 2007	Establishes principles and requirements for an acquirer in a business combination for recognizing and measuring the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the entity acquired in its financial statements. Provides guidance on the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase as well as what information to disclose to enable users of the financial statements to evaluate the nature and financial impact of the business combination. Also, requires recognition of assets and liabilities of noncontrolling interests acquired, fair value measurement of consideration and contingent consideration, expense recognition for transaction costs and certain integration costs, recognition of the fair value of contingencies, and adjustments to income tax expense for changes in an acquirer's existing valuation allowances or uncertain tax positions that result from the business combination.	No material impact.	January 4, 2009
Noncontrolling Interests in Consolidating Financial Statements	December 2007	Establishes principles and requirements of treatment for the portion of equity in a subsidiary that is not attributable directly or indirectly to a parent. This is commonly known as a minority interest. The objective is to improve relevance, comparability, and transparency concerning ownership interests in subsidiaries held by parties other than the parent by providing disclosures that clearly identify between interests of the parent and interest of the noncontrolling owners and the related impacts on the consolidated statement of income and the consolidated statement of financial position. Also provides guidance on disclosures related to changes in the parent's ownership interest and deconsolidation of a subsidiary.	No material impact.	January 4, 2009

(amounts in thousands, except per share data)

Subject	Date Issued	Summary	Effect of Adoption	Effective Date for the Company
Disclosures about Derivative Instruments and Hedging Activities	March 2008	Requires companies with derivative instruments to disclose how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under accounting standards for "Accounting for Derivative Instruments and Hedging Activities," and how derivative instruments and related hedged items affect a company's financial statements.	No material impact.	January 4, 2009
Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)	May 2008	Changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. Requires the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The Company's $207,500 principal amount of subordinated convertible notes are subject to the provisions of these standards because under the notes the Company has the ability to elect cash settlement of the conversion value of the notes. The provisions require retrospective application.	The Company retrospecively applied this standard to all periods presented. See the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on August 4, 2009 for the impact of this standard on the Company's previously reported financial statements.	January 4, 2009
Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock	June 2008	Provides a two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the scope exception under accounting standards of "Accounting for Derivative Instruments and Hedging Activities."	No material impact.	January 4, 2009
Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities	June 2008	Requires that unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) should be classified as participating securities and should be included in the computation of earnings per share pursuant to the two-class method as described in accounting standards for "Earnings Per Share."	No material impact.	January 4, 2009
Interim Disclosures about Fair Value of Financial Instruments	April 2009	Requires companies to disclose in interim financial statements the fair value of financial instruments within the scope of accounting standards for "Disclosures About Fair Value of Financial Instruments." Also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments.	No material impact.	July 4, 2009
Subsequent Events	May 2009, Amended February 2010	Sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.	No material impact.	July 4, 2009

Subject	Date Issued	Summary	Effect of Adoption	Effective Date for the Company
The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles	June 2009	Identifies the FASB Accounting Standards Codification as the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission under federal securities laws are also sources of authoritative GAAP for SEC registrants.	No material impact.	July 5, 2009
Multiple Element Arrangements	October 2009	Removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. Replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under accounting standards for "Fair Value Measurements." Provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements.	The Company does not expect the adoption of this statement to have a material on its consolidated financial statements	January 2, 2011, with early adoption permitted. The Company has chosen to prospectively adopt this standard as of January 3, 2010

NOTE 3 — FAIR VALUE OF FINANCIAL AND NONFINANCIAL INSTRUMENTS

Fair value is measured as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Assets and liabilities measured at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 — Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company's financial and nonfinancial assets and liabilities subject to fair value measurements on a recurring basis are as follows:

	Fair Value Measurements on January 3, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Cash and cash equivalents:(1)			
Money market mutual funds	$97,849	$—	$—

(amounts in thousands, except per share data)

(1) Cash and cash equivalents total $130,315 as of January 3, 2009, and are comprised of $97,849 of money market mutual funds and $32,466 of bank deposits.

	Fair Value Measurements on January 2, 2010		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Cash and cash equivalents:(1)			
Money market mutual funds	$13,606	$—	$ —
Liabilities			
Deferred acquisition payments(2)	$ —	$—	$60,963

(1) Cash and cash equivalents totaled $228,430 as of January 2, 2010, and were comprised of $13,606 of money market mutual funds and $214,824 of bank deposits.

(2) Deferred acquisition payments represent the fair value of estimated acquisition payments that are contingent upon RCI achieving specified minimum earnings thresholds over one or more years. The Company utilized a discounted cash flow model that incorporated several different assumptions of future performance and a discount rate of 13.6% to determine fair value. The Company accreted $951 of its deferred acquisition payments from the acquisition date of Retail Convergence, Inc. ("RCI") through the end of fiscal 2009, and the corresponding charge was recorded to changes in fair value of deferred acquisition payments on the Consolidated Statements of Operations.

The Company's financial assets subject to fair value measurements on a nonrecurring basis are as follows:

	Fair Value Measurements on January 3, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Other assets:			
Equity investments	$—	$—	$1,418

For fiscal 2008, the Company recognized an other than temporary impairment loss of $1,665 which reduced the carrying value of one of its equity investments from $3,083 to its estimated fair value of $1,418. Fair value was determined using Level 3 unobservable inputs including the use of discounted cash flow models.

There were no nonrecurring fair value measurements in fiscal 2009.

(amounts in thousands, except per share data)

NOTE 4 — PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost, as of January 3, 2009 and January 2, 2010 were as follows:

	January 3, 2009	January 2, 2010
Computer hardware and software	$ 190,957	$ 231,954
Building and building improvements	44,721	44,822
Furniture, warehouse and office equipment, and other	40,423	45,722
Land	7,889	7,889
Leasehold improvements	4,592	8,847
Capitalized leases	28,141	29,132
Construction in progress	1,497	—
	318,220	368,366
Less: Accumulated depreciation	(153,387)	(205,037)
Property and equipment, net	$ 164,833	$ 163,329

The Company's net book value in capital leases, which consist of warehouse equipment and computer hardware, was $18,500 as of January 2, 2010, and $22,595 as of January 3, 2009. Amortization of capital leases is included within depreciation and amortization expense on the Consolidated Statements of Operations. Interest expense recorded on capital leases was $1,470 for fiscal 2009, $1,375 for fiscal 2008 and $711 for fiscal 2007.

NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill for each of the Company's reportable segments:

	E-Commerce Services	Interactive Marketing Services	Consumer Engagement	Consolidated
January 3, 2009	$82,758	$112,238	$ —	$194,996
Acquisitions(1)	—	4,787	172,888	177,675
Foreign currency translation	332	—	—	332
January 2, 2010	$83,090	$117,025	$172,888	$373,003

(1) In April 2009, the Company completed the acquisition of Silverlign Group Inc., and the allocation of the purchase price over the fair value of the tangible and intangible assets acquired resulted in $3,162 of goodwill. In September 2009, the Company completed the acquisition of Pepperjam, and the allocation of the purchase price over the fair value of the tangible and intangible assets acquired resulted in $1,625 of goodwill. In November 2009, the Company completed the acquisition of RCI, and the allocation of the purchase price over the fair value of the tangible and intangible assets acquired resulted in $172,888 of goodwill.

(amounts in thousands, except per share data)

The Company's intangible assets were as follows:

	January 3, 2009	January 2, 2010	Weighted-Average Life
Gross carrying value of intangible assets subject to amortization:			
Customer contracts	$ 38,773	$ 41,190	2.4
Member relationships	—	22,200	2.6
Supplier relationships	—	11,186	3.4
Non-compete agreements	3,838	4,079	3.0
Purchased technology	4,493	4,805	4.0
Trade names	470	840	1.5
Foreign currency translation	(691)	(482)	
	46,883	83,818	2.7
Accumulated amortization:			
Customer contracts	(15,302)	(22,907)	
Member relationships	—	(489)	
Supplier relationships	—	—	
Non-compete agreements	(1,599)	(2,888)	
Purchased technology	(1,152)	(2,428)	
Trade names	(470)	(532)	
Foreign currency translation	183	72	
	(18,340)	(29,172)	
Net carrying value:			
Customer contracts	23,471	18,283	
Member relationships	—	21,711	
Supplier relationships	—	11,186	
Non-compete agreements	2,239	1,191	
Purchased technology	3,341	2,377	
Trade names	—	308	
Foreign currency translation	(508)	(410)	
Total intangible assets subject to amortization, net	28,543	54,646	
Indefinite life intangible assets:			
Trade names	18,120	78,229	
Total intangible assets	$ 46,663	$132,875	

(amounts in thousands, except per share data)

Amortization expense of intangible assets was $ 10,722 for fiscal 2009, $13,553 for fiscal 2008 and $4,531 for fiscal 2007. Estimated future amortization expense related to intangible assets as of January 2, 2010, is as follows:

Fiscal 2010	$16,118
Fiscal 2011	14,283
Fiscal 2012	10,105
Fiscal 2013	7,715
Fiscal 2014	6,425
	$54,646

NOTE 6 — ACQUISITIONS

The Company accounts for acquisitions using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed from acquisitions are recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair values of the net assets acquired are recorded as goodwill. The Company's purchased intangible assets and goodwill are not deductible for tax purposes. However, acquisition method accounting allows for the establishment of deferred tax liabilities on purchased intangible assets, other than goodwill.

Retail Convergence

On November 17, 2009, the Company completed the acquisition of 100% of the outstanding common stock of RCI pursuant to the terms of an Agreement and Plan of Merger dated October 27, 2009. RCI operates RueLaLa.com, a provider of online private sales and SmartBargains.com, an off-price e-commerce marketplace. The Company believes the acquisition will allow the Company to enter the private sale and off-price e-commerce marketplace markets and broaden its e-commerce solution offerings.

As consideration for the acquisition of RCI, the Company paid cash of $92,133 and issued 4,572 shares of the Company's common stock valued at $93,945 based on the closing share price on the acquisition date. In addition, the Company is obligated to pay additional payments of up to $170,000 over a three year period beginning with RCI fiscal year 2010 contingent on RCI's achievement of certain financial performance targets, of which the Company has the ability to pay up to $44,100 with shares of the Company's common stock. To reach the maximum earnout, RCI will need to achieve earnings before interest, taxes, depreciation and amortization ("EBITDA") of $51,900 in fiscal year 2012, excluding compensation expense on the earnout payment and certain other adjustments as defined in the RCI merger agreement. A maximum of $46,200 of the earnout will be paid to RCI employees based on performance conditions, which will be treated as compensation expense. The remaining $123,800 of the earnout will be accounted for as additional acquisition consideration. On the acquisition date, the Company recorded a liability of $60,012 which represents the fair value of the portion of the earnout that will be accounted for as additional acquisition consideration. Any adjustment to the fair value of the Company's estimate of the earnout payment will impact changes in fair value of deferred acquisition payments on the Company's Consolidated Statements of Operations and could have a material impact to its financial results.

Additionally, the Company incurred approximately $2,100 in transaction costs directly related to the acquisition that were expensed in fiscal 2009. RCI's results of operations are included on the Company's Consolidated Statement of Operations beginning on November 17, 2009, and the Company generated $26,347 of net revenues and incurred a net loss of $3,022 in fiscal 2009.

(amounts in thousands, except per share data)

The table below summarizes the fair values of the RCI assets and acquired liabilities assumed based on the total consideration at acquisition of $246,090 which represents $92,133 of cash, $93,945 of common stock issued, and $60,012 of deferred acquisition payments. The following table also includes cash acquired of $8,841 as of the acquisition date:

Total current assets	$ 31,129
Propery, plant and equipment	8,031
Goodwill	172,888
Identifiable intangible assets:	
Trade name	59,569
Member relationships	22,200
Supplier relationships	11,186
Non-compete agreements	241
Total assets acquired	305,244
Total current liabilities	(29,718)
Long-term deferred tax liabilities and other	(29,436)
Total liabilities assumed	(59,154)
Total consideration	246,090
Liability arising from contingent consideration	(60,012)
Consideration paid at acquisition date	$186,078

e-Dialog, Inc.

On February 13, 2008, the Company completed the acquisition of e-Dialog, Inc. ("e-Dialog") pursuant to the terms of an Agreement and Plan of Merger dated January 23, 2008. e-Dialog is a provider of advanced e-mail marketing services and solutions to more than 100 companies in the U.S. and Europe. The Company believes the acquisition will expand the breadth and depth of its interactive marketing services capabilities, its reach into existing and new vertical markets, and its growing European presence. The Company also believes that e-Dialog will benefit from the Company's large scale and market-leading position in e-commerce and multichannel services. As consideration for the acquisition of e-Dialog, the Company paid $148,363 in cash. In connection with the acquisition, the Company issued 568 restricted stock units and restricted stock awards with an aggregate value of approximately $9,300 to employees of e-Dialog based on the market price of the Company's stock on the grant date. Recipients are required to remain employed for specified periods of time subsequent to the acquisition in order for the stock units to vest. The $9,300 will be recognized as stock-based compensation cost, net of estimated forfeitures, over the required service period.

The total purchase price was $150,066, including acquisition-related transaction costs of $1,703. Acquisition-related transaction costs include advisory, legal and other external costs directly related to the merger. e-Dialog's results of operations are included in the Company's Consolidated Statement of Operations beginning on February 13, 2008.

(amounts in thousands, except per share data)

The following table summarizes the fair values of the e-Dialog assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 17,067
Property, plant and equipment	4,530
Goodwill	112,238
Identifiable intangible assets:	
Customer contracts	19,470
Internal-developed software	4,493
Trade name	17,874
Total assets acquired	175,672
Total current liabilities	(6,564)
Long-term deferred tax liabilities	(19,042)
Total liabilities assumed	(25,606)
Net assets acquired	$150,066

Zendor.com Ltd.

On December 14, 2007, the Company completed the acquisition of Zendor.com Ltd. ("Zendor") pursuant to the terms of an Agreement and Plan of Merger dated November 30, 2007 ("Zendor Agreement"). Zendor is a United Kingdom-based provider of fulfillment, customer care and e-commerce solutions. The Company believes the acquisition establishes it as an end-to-end e-commerce solution provider capable of delivering integrated, multichannel e-commerce solutions to both the U.K. and global retailers and brands. As consideration for the acquisition of Zendor, the Company paid $9,920 in cash, including acquisition-related transaction costs of approximately $1,159. Acquisition-related transaction costs include advisory, legal and other external costs directly related to the merger. Zendor's results of operations are included in the Company's results of operations beginning on the acquisition date of December 14, 2007.

The allocation of the purchase price over the fair value of the tangible and identifiable intangible assets acquired resulted in $1,878 recorded as goodwill. The following table summarizes the fair values of the Zendor assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 9,830
Property, plant and equipment	3,281
Goodwill	1,878
Identifiable intangible assets:	
Customer contracts	2,155
Trade name	388
Total assets acquired	17,532
Total liabilities assumed	(7,612)
Net assets acquired	$ 9,920

(amounts in thousands, except per share data)

Accretive Commerce, Inc.

On September 10, 2007, the Company completed the acquisition of Accretive Commerce, Inc. ("Accretive") pursuant to the terms of an Agreement and Plan of Merger dated August 16, 2007 ("Accretive Agreement"). Accretive is an e-commerce solutions provider that offers e-commerce technology, customer care and fulfillment solutions as well as related services. The Company believes the acquisition of Accretive strengthens its position in the e-commerce industry and enhances stockholder value by expanding its infrastructure and expanding its client base. As consideration for the acquisition of Accretive, the Company paid approximately $98,200 in cash.

The total purchase price is $98,600, including acquisition-related transaction costs of approximately $400. Acquisition-related transaction costs include advisory, legal and other external costs directly related to the merger. Accretive's results of operations are included in the Company's Consolidated Statement of Operations beginning on the acquisition date of September 10, 2007. The following table summarizes the fair values of the Accretive assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 16,802
Property, plant and equipment	9,197
Identifiable intangible assets:	
Customer contracts	15,008
Employee non-compete agreements	3,838
Goodwill	61,916
Other assets	8,638
Total assets acquired	115,399
Total current liabilities	(14,962)
Total non-current liabilities	(1,837)
Total liabilities assumed	(16,799)
Net assets acquired	$ 98,600

Unaudited Pro Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company, RCI and e-Dialog on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had actually taken place at the beginning of each of the periods presented and is not intended to be a projection of future results or trends. The pro forma financial information for all periods presented includes pro forma adjustments, net of any applicable tax for a reduction to interest income on the Company's cash and cash equivalents used to fund the acquisition.

	Fiscal Year Ended	
	January 3, 2009	January 2, 2010
Net revenues	$1,054,843	$1,103,978
Net loss	$ (44,400)	$ (24,433)

(amounts in thousands, except per share data)

NOTE 7 — LONG-TERM DEBT AND CREDIT FACILITY

The following table summarizes the Company's long-term debt as of:

	January 3, 2009	January 2, 2010
Convertible notes	$161,951	$172,391
Notes payable(1)	12,663	12,479
Capital lease obligations	24,833	20,923
Total debt	199,447	205,793
Less: Current portion of convertible notes	—	(55,443)
Less: Current portion of notes payable	(184)	(195)
Less: Current portion of capital lease obligations	(4,703)	(5,065)
Total long-term debt	$194,560	$145,090

(1) The estimated fair market value of the notes payable approximated their carrying value as of January 3, 2009 and January 2, 2010.

In May 2008, the FASB issued accounting standards which require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The Company's $207,500 principal amounts of subordinated convertible notes are subject to the provisions of these standards because the Company has the ability to elect cash settlement of the conversion value of the notes. The liability component of the notes is determined based on the present value of the notes using the Company's nonconvertible debt borrowing rate on the issuance date. In order to determine the fair value of the debt portion and equity portion of the Company's convertible notes, the Company used a market approach to determine the market rate for comparable transactions had the Company issued nonconvertible debt with similar embedded features other than the conversion feature by using prices and other relevant information generated by market transactions at or near the issuance date of its convertible notes. The equity component is the difference between the proceeds from the issuance of the note and the fair value of the liability component. The resulting debt discount, equal to the excess of the principal amount of the liability over its carrying amount, is amortized to interest expense using the effective interest method over the expected life of the debt. The Company adopted these standards on January 4, 2009, and applied it retrospectively to all prior periods presented.

3% Convertible Notes due 2025

In fiscal 2005, the Company completed a public offering of $57,500 aggregate principal amount of 3% subordinated convertible notes due June 1, 2025. The notes bear interest at 3%, payable semi-annually on June 1 and December 1.

Holders may convert the notes into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) at a conversion rate of 56.1545 shares per $1,000 principal amount of notes (representing a conversion price of approximately $17.81 per share). At any time on or after June 6, 2010, the Company may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, up to but excluding the redemption date. Holders may require the Company to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, on June 1 of 2010, 2015 and 2020, or at any time prior to maturity upon the occurrence of a designated event. Based on the Company's closing stock price of $25.39 on January 2, 2010, the if-converted value of the notes exceeds the aggregate principal amount of the notes by $24,475.

(amounts in thousands, except per share data)

The following table provides additional information about the Company's 3% convertible notes:

	As of January 3, 2009	As of January 2, 2010
Carrying amount of the equity component	$18,187	$ 18,187
Principal amount of the liability component	$57,500	$ 57,500
Unamortized discount of liability component	$ 6,574	$ 2,057
Net carrying amount of liability component	$50,926	$ 55,443
Remaining amortization period of discount		5 months
Effective interest rate on liability component		12.00%

The following table provides the components of interest expense for the Company's 3% convertible notes:

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
Amortization of the discount on the liability component	$3,579	$4,021	$4,517
Contract interest coupon	1,725	1,725	1,725
Amortization of the liability component of the issue costs	331	359	391
Interest expense	$5,635	$6,105	$6,633

The estimated fair market value of the 3% subordinated convertible notes was $82,584 as of January 2, 2010 and $40,825 as of January 3, 2009 based on quoted market prices.

2.5% Convertible Notes due 2027

In July 2007, the Company completed a private placement of $150,000 of aggregate principal amount of 2.5% subordinated convertible notes due June 1, 2027, raising net proceeds of approximately $145,000, after deducting initial purchaser's discount and issuance costs. The notes bear interest at 2.5%, payable semi-annually on June 1 and December 1.

Holders may convert the notes into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) at a conversion rate of 33.3333 shares per $1,000 principal amount of notes (representing a conversion price of approximately $30.00 per share). At any time on or after June 8, 2014, the Company may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, up to but excluding, the redemption date. If a fundamental change occurs prior to the maturity of the notes, the holders may require the Company to repurchase all or part of their notes at a repurchase price of 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, the holders may require the Company to repurchase all or part of their notes for cash on June 1 of 2014, 2017 and 2022, respectively, at a repurchase price equal to 100% of their principal amount, plus any accrued or unpaid interest, if any, to, but excluding, the date of repurchase. Based on the Company's closing stock price of $25.39 on January 2, 2010, the if-converted value of the notes does not exceed the aggregate principal amount of the notes.

(amounts in thousands, except per share data)

The following table provides additional information about the Company's 2.5% convertible notes:

	As of January 3, 2009	As of January 2, 2010
Carrying amount of the equity component	$ 26,783	$ 26,783
Principal amount of the liability component	$150,000	$ 150,000
Unamortized discount of liability component	$ 38,975	$ 33,052
Net carrying amount of liability component	$111,025	$ 116,948
Remaining amortization period of discount		53 months
Effective interest rate on liability component		8.60%

The following table provides the components of interest expense for the Company's 2.5% convertible notes:

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
Amortization of the discount on the liability component	$2,964	$5,445	$ 5,923
Contract interest coupon	2,188	3,750	3,750
Amortization of the liability component of the issue costs	243	434	457
Interest expense	$5,395	$9,629	$10,130

The estimated fair market value of the 2.5% subordinated convertible notes was $157,125 as of January 2, 2010 and $68,748 as of January 3, 2009 based on quoted market prices.

Note Payable

In fiscal 2004, a wholly-owned subsidiary of the Company entered into an agreement to purchase a new corporate headquarters in King of Prussia, Pennsylvania, together with an option to purchase an additional parcel of land. The purchase price for the building was $17,000. In connection with the purchase of the corporate headquarters, a wholly-owned subsidiary of the Company entered into a $13,000 mortgage note collateralized by a first lien on substantially all of the assets of that subsidiary. The mortgage note bears interest at 6.32% per annum and has a maturity date of July 2014, at which time the Company is required to pay the remaining principal balance of approximately $11,100. The Company recorded interest expense related to the note of $783 for fiscal 2009, $805 for fiscal 2008 and $803 for fiscal 2007.

Capital Lease Obligations

Certain of the Company's warehouse equipment and computer hardware have been acquired under capital leases. The capital leases have maturity dates ranging from May 2010 to September 2014 and bear interest at rates ranging from 5.3% to 8.7% per annum. Capital lease obligations were as follows:

	January 2, 2010
Gross capital lease obligations	$23,816
Less: imputed interest	(2,893)
Total present value of future minimum lease payments	20,923
Less: current portion	(5,065)
Long-term portion	$15,858

(amounts in thousands, except per share data)

Credit Facilities

In January 2008, the Company obtained a secured revolving credit facility that matures in January 2013 with a syndicate of banks with an initial availability of $75,000. In May 2008, the Company expanded the credit facility by $15,000 thereby increasing the availability under the credit facility to $90,000. Subject to certain conditions, the credit facility may be increased to $150,000. The $90,000 credit facility provides for the issuance of up to $20,000 of letters of credit, which is included in the $90,000 available under the credit facility. The credit facility is collateralized by substantially all of the Company's assets. The Company may elect to have amounts outstanding under the credit facilities bear interest at either a LIBOR rate plus an applicable margin of 0.75% to 1.50%, the prime rate plus an applicable margin of 0.75% to 1.50%, or at the Federal Funds Open Rate plus 0.5%. The applicable margin is determined by the leverage ratio of funded debt to EBITDA, as defined in the credit facility. The Company had no outstanding borrowings and $6,652 of outstanding letters of credit under the secured revolving credit facility as of January 2, 2010.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its business, including alleged contractual claims, claims relating to infringement of intellectual property rights of third parties, claims relating to the manner in which goods are sold through its integrated platform and claims relating to the Company's collection of sales taxes in certain states. The Company collects sales taxes for goods owned and sold by it and shipped into certain states. As a result, the Company is subject from time to time to claims from other states alleging that the Company failed to collect and remit sales taxes for sales and shipments of products to customers in states.

Based on the merits of the cases and/or the amounts claimed, the Company does not believe that any claims are likely to have a material adverse effect on its business, financial position or results of operations. The Company may, however incur substantial expenses and devote substantial time to defend these claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability and may be required to implement expensive changes in its business practices, enter into costly royalty or licensing agreements, or begin to collect sales taxes in states in which we previously did not. An adverse determination could have a material adverse effect on the Company's business, financial position or results of operations. Expenditures for legal costs are expensed as incurred.

Operating and Capital Commitments

The following summarizes the Company's principal operating and capital commitments as of January 2, 2010:

	Payments due by fiscal year						
	2010	2011	2012	2013	2014	Thereafter	Total
Operating lease obligations(1)	$ 20,627	$17,034	$16,854	$12,730	$ 9,219	$ 18,984	$ 95,448
Purchase obligations(1)	72,097	13,878	13,878	5,350	4,045	45,951	155,199
Client revenue share payments(1)	20,274	21,400	14,658	4,368	4,491	24,269	89,460
Debt interest(1)	5,882	4,509	4,497	4,481	2,278	8,784	30,431
Debt obligations	57,696	209	563	237	150,252	11,022	219,979
Capital lease obligations, including interest(2)	6,416	6,119	5,821	3,671	1,789	—	23,816
Deferred acquisition payments(3)	1,250	1,050	750	1,000	—	—	4,050
Total	$184,242	$64,199	$57,021	$31,837	$172,074	$109,010	$618,383

(amounts in thousands, except per share data)

---

(1) Not required to be recorded in the Consolidated Balance Sheet as of January 2, 2010 in accordance with accounting principles generally accepted in the United States of America.

(2) Capital lease obligations, excluding interest, are recorded in the Consolidated Balance Sheets.

(3) The Company will be obligated to pay up to an additional $170,000 over a three year period beginning with fiscal 2010 contingent on RCI's achievement of certain financial targets, of which the Company has the ability to pay up to $44,100 with shares of the Company's common stock. See Note 6, *Acquisitions,* for more information.

Approximately $2,052 of unrecognized tax benefits have been recorded as liabilities as of January 2, 2010, and the Company is uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above. Changes to these tax contingencies that are reasonably possible in the next 12 months are not expected to be material.

The Company leases customer contact centers, fulfillment centers, office facilities and certain fixed assets under non-cancelable operating leases. Rent expense under operating lease agreements was $21,796 for fiscal 2009, $20,482 for fiscal 2008 and $6,400 for fiscal 2007. Certain of these leases contain customary renewal and extension provisions.

NOTE 9 — STOCKHOLDERS' EQUITY

Preferred Stock:

Under the Company's Certificate of Incorporation, the maximum number of authorized shares of preferred stock, $0.01 par value, is 5,000. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights. No preferred stock was issued or outstanding for fiscal 2009 or fiscal 2008.

Common Stock:

Under the Company's Certificate of Incorporation, the maximum number of authorized shares of common stock, $0.01 par value, is 90,000.

In August 2009, the Company completed a registered public offering of 5,439 common shares at $17.00 per share. Net proceeds from the sale of the common shares after deducting underwriting discounts and commissions and offering expenses were approximately $88,000.

Stockholders Right Plan:

On April 2, 2006, the Board of Directors authorized 95 shares of Series A Junior Preferred Stock ("Series A") and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock to the stockholders of record on the close of business on April 14, 2006. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A, at a price of $85 per unit, subject to adjustment. However, the Rights are not exercisable unless certain events occur, such as a person or group acquiring or obtaining the right to acquire, or making a tender offer or exchange offer for, beneficial ownership of 20% or more of the Company's outstanding common stock (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the Company's outstanding shares of common stock, 25.1% or more). Subject to certain exceptions, upon exercise of the Right, each holder of a Right will have the right to receive shares of the Company's common stock, or other consideration, having a value equal to two times the exercise price of the Right. Additionally, at certain times, the Company has the right to redeem the Rights in whole, but not in part, at a price of $.001 per Right. The description and terms of the Rights are set forth in a Rights Agreement, dated April 2, 2006. The Rights will expire on April 14, 2016, unless the Rights are earlier redeemed or exchanged in accordance with the terms of the Rights Agreement. As of January 2, 2010, no Series A shares were issued or outstanding.

NOTE 10 — STOCK AWARDS

The Company currently maintains the 2005 Equity Incentive Plan ("the Plan") which provides for the grant of equity to certain employees, directors and other persons. As of January 2, 2010, 1,494 shares of common stock were available for future grants under the Plan. The equity awards granted under the Plan generally vest at various times over periods ranging up to five years and have terms of up to ten years after the date of grant, unless the optionee's service to the Company is interrupted or terminated. Stock appreciation rights ("SARs") may be granted under the Plan either alone or in tandem with stock options. No SARs have been granted to date under the plan.

Stock Options and Warrants

The following table summarizes the stock option and warrant activity for fiscal 2009:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 3, 2009	4,244	$ 9.50		
Granted	—	—		
Exercised	(797)	$ 6.84		
Forfeited/Cancelled	(195)	$13.94		
Outstanding at January 2, 2010	3,252	$ 9.88	2.82	$50,434
Vested and expected to vest at January 2, 2010	3,252	$ 9.88	2.82	$50,434
Exercisable at January 2, 2010	3,252	$ 9.88	2.82	$50,434

No options or warrants were granted in fiscal 2009, fiscal 2008 or fiscal 2007. The total intrinsic value of options and warrants exercised was $6,736 for fiscal 2009, $511 for fiscal 2008 and $10,461 for fiscal 2007 as determined as of the date of exercise. Cash proceeds from options and warrants exercised during fiscal 2009 were $5,320. The Company recognized no stock-based compensation expense for options and warrants in fiscal 2009. For fiscal 2008, the Company recognized a stock-based compensation benefit of $30 due to forfeited shares in excess of the Company's estimated forfeiture rate. The total stock-based compensation expense was $644 in fiscal 2007.

Restricted Stock Units and Awards

The following summarizes the restricted stock unit and restricted stock award activity for fiscal 2009:

	Number of Shares (In thousands)	Weighted Average Grant Date Fair Value
Nonvested shares at January 3, 2009	3,793	$18.86
Granted	1,809	$11.13
Vested	(1,015)	$15.97
Forfeited/Cancelled	(293)	$13.72
Nonvested shares at January 2, 2010	4,294	$16.64

(amounts in thousands, except per share data)

During fiscal 2008, the Company granted to employees 2,942 restricted stock units of the Company's common stock at a weighted average fair value at grant date of $14.28. During fiscal 2007, the Company granted to employees 1,095 restricted stock units of the Company's common stock at a weighted average fair value at grant date of $20.16.

The total intrinsic value of restricted stock units that vested was $13,152 for fiscal 2009, $9,349 for fiscal 2008 and $4,676 for fiscal 2007. As of January 2, 2010, there was approximately $31,581 of unrecognized pre-tax compensation cost, net of forfeitures, related to nonvested stock units, which is expected to be recognized over a weighted average remaining period of approximately 2.25 years.

The total stock-based compensation expense recognized for restricted stock was $23,749 for fiscal 2009, $18,420 for fiscal 2008 and $7,384 for fiscal 2007.

NOTE 11 — INCOME TAXES

The loss before income taxes and the related benefit from income taxes were as follows:

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
Loss before income taxes:			
Domestic	$(2,982)	$(20,588)	$ 1,541
Foreign	(864)	(9,968)	(10,225)
Total	$(3,846)	$(30,556)	$ (8,684)
Provision for income taxes:			
Current:			
Federal	$ 64	$ 488	$ 588
State	682	1,765	1,554
Foreign	10	—	—
Total Current	$ 756	$ 2,253	$ 2,142
Deferred:			
Federal	$(1,420)	$(10,252)	$ 4,123
State	(2,223)	1,339	(3,921)
Foreign	—	(925)	—
Total Deferred	$(3,643)	$ (9,838)	$ 202
Total:			
Federal	$(1,356)	$ (9,764)	$ 4,711
State	(1,541)	3,104	(2,367)
Foreign	10	(925)	—
Total	$(2,887)	$ (7,585)	$ 2,344

(amounts in thousands, except per share data)

The significant components of net deferred tax assets and liabilities as of January 3, 2009 and January 2, 2010 consisted of the following:

	January 3, 2009	January 2, 2010
Deferred tax assets:		
Net operating loss carryforwards	$ 160,284	$ 195,484
Deferred revenue	8,810	8,008
Stock-based compensation	5,527	5,022
Investment impairment and losses	3,669	3,479
Allowance for sales returns	2,161	3,072
Alternative minimum tax credits	1,674	2,250
Research and development tax credits	1,217	1,390
Provision for doubtful accounts	779	1,294
Amortization	1,401	1,127
Accrued expenses	713	384
Inventory	1,264	104
Restructuring	66	41
Accrued bonus	2,758	—
Other	1,353	3,629
Total deferred tax assets	191,676	225,284
Valuation allowance	(123,491)	(157,960)
Total deferred tax assets, net of valuation allowance	68,185	67,324
Deferred tax liabilities:		
Property and equipment	(2,891)	(3,174)
Amortization of intangibles	(17,518)	(45,845)
Interest on convertible notes	(18,355)	(14,492)
Total deferred tax liabilities	(38,764)	(63,511)
Net deferred tax asset	$ 29,421	$ 3,813

As of January 2, 2010, the Company had available federal, state and foreign net operating loss carryforwards of approximately $507,318, $268,592 and $18,705, respectively, which expire in the years 2010 through 2029. The Company will continue to monitor all available evidence related to its ability to utilize these tax attributes.

The Company's net operating loss carryforwards expire as follows:

2010-2015	$ 59,307
2016-2021	396,526
2022-2029	338,782
	$794,615

Realization is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred asset, net of its related valuation allowance, will be realized. The amount of the deferred tax asset considered

(amounts in thousands, except per share data)

realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Until the fourth quarter of fiscal 2006, in the opinion of management, the Company was not certain of the realization of its deferred tax assets. Thus, a valuation allowance had been provided against federal and state deferred tax assets. In the fourth quarter of fiscal 2006, the Company evaluated the need for a full valuation allowance and concluded that a portion of the valuation allowance should be reduced. The Company determined that it is more likely than not that it will realize the benefit of a portion of these deferred tax assets. This was based primarily on the Company's earnings history over the prior three fiscal years as well as expected future taxable income. Each year, the Company updates its earnings history over the prior three years. The Company's income tax expense/(benefit) included (increases)/decreases from valuation allowance adjustments of $3,122 for fiscal 2009, $2,085 for fiscal 2008 and ($294) for fiscal 2007. The valuation allowance increased by approximately $34,469 during fiscal 2009, primarily as a result of valuation allowances placed on newly acquired companies' net operating loss carryforwards.

The Company believes that it is more likely than not that the benefit from certain federal, state and foreign net operating loss carryforward will not be realized. Accordingly, the Company has provided a valuation allowance of approximately $141,106, $8,347 and $5,122 respectively, on the deferred tax asset relating to these net operating loss carryforwards. If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 2, 2010 of approximately $154,575 will be recognized as a reduction of income tax expense. Additionally, there is a valuation allowance on capital losses of $3,175 and on state credits of $210 as of January 2, 2010.

As defined by Section 382 of the Internal Revenue Code ("Section 382"), generally, upon a change of control, a company is subject to limitations on its ability to use its pre-change of control net operating losses and certain built-in losses and deductions to offset taxable income in future years. This limitation also applies to subsidiaries' net operating losses acquired as a result of an acquisition. The amount of pre-change of control net operating losses that can be utilized in any post-change of control tax year is limited to the product of the value of the company immediately before the change of control, multiplied by the long-term tax-exempt interest rate that is published by the Internal Revenue Service, in effect at the time the change of control occurs ("Section 382 Limitation"). Any portion of these limited net operating losses not used in a particular year may be carried to subsequent years until such time as another change of control occurs or the net operating losses expire unused (based on the original expiration date). There is no limitation, under Section 382, on the use of post-change of control net operating losses unless another change of control occurs at which point the pre-change of control Section 382 Limitation amount would either remain the same, or be reduced if the company's value had declined since the previous change of control. The Company has in previous years incurred a change of control as well as acquired net operating losses in subsidiary acquisitions. The Company has federal net operating losses of approximately $308,611 (out of a total of $507,318) which will expire as a result of the Section 382 Limitation regardless of the amount of future taxable income and thus has a full valuation allowance recorded against this deferred tax asset.

Prior to fiscal 2009, changes to valuation allowances recorded against deferred tax assets acquired in an acquisition reduced goodwill or other noncurrent intangible assets. Effective with fiscal 2009, accounting standards require changes to of these valuation allowances to be recorded as an adjustment to income tax expense.

In fiscal years 2009 and 2007, there was a tax benefit generated from stock-based compensation that decreased taxable income. The tax benefit increased additional paid-in capital by $1,176 and $4,537, respectively. In fiscal 2008, there was a reduction of tax benefit generated from stock-based compensation that increased taxable income. The tax reduction in tax benefit from this increase reduced additional paid-in capital by $919.

Included in the net operating loss deferred tax asset above is approximately $7,558 of the federal net operating loss carryforwards attributable to excess stock option deductions. Due to the provisions of accounting for share-

(amounts in thousands, except per share data)

based payments concerning the timing of tax benefits related to excess stock deductions that can be credited to additional paid in capital, the related valuation allowance cannot be reversed, even if the facts and circumstances indicate that it is more likely than not that the deferred tax asset can be realized. The valuation allowance will only be reversed as the related deferred asset is applied to reduce taxes payable. The Company follows tax law ordering to determine when such net operating loss has been realized.

The differences between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
Foreign statutory rates differing from U.S. statutory rate	0.0%	(1.9)%	(5.7)%
Valuation allowance	7.7%	(6.8)%	(37.4)%
State taxes	31.1%	(1.0)%	18.4%
Non-deductible transaction costs	0.0%	0.0%	(8.5)%
Non-deductible officers compensation	0.0%	0.0%	(7.0)%
Non-deductible stock compensation expense	0.0%	0.0%	(10.7)%
Other non-deductible items	0.0%	0.0%	(6.7)%
Other	1.3%	(0.5)%	(4.4)%
Effective income tax rate	75.1%	24.8%	(27.0)%

The Company and its subsidiaries are subject to income taxes in the U.S. federal jurisdiction and various state and foreign jurisdictions. Significant judgment is required in evaluating its tax positions and determining its provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite the Company's belief that its tax return positions are fully supportable. The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 29, 2007	January 3, 2009	January 2, 2010
Balance at the beginning of the fiscal year	$ 437	$1,014	$1,708
Gross increases for tax positions related to current year	351	290	258
Gross increases for tax positions related to prior years	281	112	109
Gross increases acquired in acquisitions	0	347	—
Gross decreases for tax positions related to prior years	(28)	(55)	
Gross decreases as a result of a lapse of the statute of limitations	(27)	—	(23)
Balance at the end of the fiscal year	$1,014	$1,708	$2,052

(amounts in thousands, except per share data)

As of January 2, 2010, changes to the Company's tax contingencies that are reasonably possible in the next 12 months are $0. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate were $2,052 as of January 2, 2010 and $1,708 as of January 3, 2009. Unrecognized tax benefits related to the opening balance sheet of acquired companies was $0 as of January 2, 2010 and $347 as of January 3, 2009.

The Company's policy is to include interest and penalties related to the Company's tax contingencies in income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the statement of earnings for fiscal 2009 and fiscal 2008 was $78 and $83, respectively. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet was $230 as of January 2, 2010 and $152 as of January 3, 2009.

The Company is not currently undergoing any income tax audits nor has it been notified of any pending audits. For U.S. federal income taxes, the statute of limitations has expired through fiscal year 2005. The Internal Revenue Service cannot assess additional taxes for closed years, but can adjust the net operating loss carryforward generated in those closed years until the statute of limitations for the year the net operating loss is utilized has expired.

The Company does not provide for U.S. taxes on undistributed earnings of foreign subsidiaries since the Company intends to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, the amount of U.S. income taxes would be immaterial.

NOTE 12 — LOSS PER SHARE

Basic loss per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the fiscal year. Diluted loss per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the fiscal year including the dilutive effect of (i) stock awards as determined under the treasury stock method, and (ii) convertible debt instruments as determined under the if-converted method.

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income per share would have been anti-dilutive:

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
Stock units and awards	1,875	3,792	4,294
Stock options and warrants	4,393	4,244	3,252
Convertible notes	5,715	8,229	8,229
	11,983	16,265	15,775

NOTE 13 — MAJOR SUPPLIERS/ECONOMIC DEPENDENCY

The Company purchased inventory from one supplier amounting to $41,337 or 18.2% of total inventory purchased during fiscal 2009, from two suppliers amounting to $39,788 or 16.8% and $29,989 or 12.7% of total inventory purchased during fiscal 2008, and from two suppliers amounting to $44,201 or 18.0% and $31,288 or 12.7% of total inventory purchased during fiscal 2007.

For fiscal 2009, sales to customers through one of the Company's client's e-commerce businesses accounted for 11.1% of the Company's net revenues, sales through another one of the Company's client's e-commerce businesses accounted for 10.2% of the Company's net revenues, and sales through the Company's top five client's e-commerce businesses accounted for 36.9% of the Company's net revenues.

(amounts in thousands, except per share data)

For fiscal 2008, sales to customers through one of the Company's client's e-commerce businesses accounted for 11.5% of the Company's net revenues, sales through another one of the Company's client's e-commerce businesses accounted for 11.5% of the Company's net revenues, and sales through the Company's top five client's e-commerce businesses accounted for 38.0% of the Company's net revenues.

For fiscal 2007, sales to customers through one of the Company's client's e-commerce businesses accounted for 13.2% of the Company's net revenues, sales through another one of the Company's client's e-commerce businesses accounted for 11.9% of the Company's net revenues, and sales through the Company's top five client's e-commerce businesses accounted for 45.3% of the Company's net revenues.

No other supplier amounted to more than 10% of total inventory purchased for any period presented, nor did any one customer account for more than 10% of net revenues for any period presented.

NOTE 14 — SEGMENT INFORMATION

Effective upon the acquisition of RCI, the Company expanded its operating structure from two to three reportable segments: e-commerce services, interactive marketing services and consumer engagement. For e-commerce services, the Company delivers customized solutions to its clients through an integrated platform which is comprised of three components: technology, fulfillment and customer care. For interactive marketing services, the Company offers a comprehensive digital and traditional agency and e-mail marketing services that include brand development and strategic account planning, user experience and creative design, interactive marketing, traditional advertising, media buying, video, marketing content and promotional development, e-mail marketing and distribution, Web store usability, and product photography and content development. For consumer engagement, the Company offers an online platform on which retailers and brands can sell excess inventory through private sales as well as in the off-price marketplace. The private sales channel is an online platform that uses sales limited in time and inventory to create an efficient and effective channel for brands to sell excess inventory in a brand-friendly environment designed to protect the brand's image and enhance brand visibility. Our off-price marketplace is an online alternative sales channel for manufacturers, brands, distributors and other retailers to liquidate inventory.

The Company manages its segments based on an internal management reporting process that provides segment revenue and segment operating income before depreciation, amortization, stock-based compensation expense and changes in fair value of deferred acquisition payments for determining financial decisions and allocating resources. The Company believes that segment operating income before depreciation, amortization, stock-based compensation expense and changes in fair value of deferred acquisition payments is an appropriate measure of evaluating the operational performance of the Company's segments. The Company uses this financial measure for financial and operational decision making and as a means to evaluate segment performance. It is also used for planning, forecasting and analyzing future periods. This measure should be considered in addition to, not as a substitute for, or superior to, income from operations or other measures of financial performance prepared in accordance with principles generally accepted in the United States of America.

The Company manages its working capital on a consolidated basis and does not allocate long-lived assets to segments. In addition, segment assets are not reported to, or used by, the Company and therefore, total segment assets have not been disclosed.

(amounts in thousands, except per share data)

The following table's present summarized information by segment:

	Fiscal Year Ended December 29, 2007				
	E-Commerce Services	Interactive Marketing Services	Consumer Engagement	Intersegment Eliminations	Consolidated
Net revenues	$737,832	$26,894	$—	$(14,769)	$749,957
Costs and expenses before depreciation, amortization, changes in fair value of deferred acquisition payments and stock-based compensation expense	691,749	22,279	—	(14,769)	699,259
Operating income before depreciation, amortization, changes in fair value of deferred acquisition payments and stock-based compensation expense	46,083	4,615	—	—	50,698
Depreciation and amortization					37,337
Changes in fair value of deferred acquisition payments					—
Stock-based compensation expense					9,042
Income from operations					4,319
Interest expense					12,191
Interest income					(9,270)
Other expense, net					237
Loss on sale of marketable securities					5,007
Loss before income taxes					$ (3,846)

	Fiscal Year Ended January 3, 2009				
	E-Commerce Services	Interactive Marketing Services	Consumer Engagement	Intersegment Eliminations	Consolidated
Net revenues	$900,040	$84,508	$—	$(17,622)	$966,926
Costs and expenses before depreciation, amortization changes in fair value of deferred acquisition payments and stock-based compensation expense	837,648	69,604	—	(17,622)	889,630
Operating income before depreciation, amortization changes in fair value of deferred acquisition payments and stock-based compensation expense	62,392	14,904	—	—	77,296
Depreciation and amortization					68,153
Changes in fair value of deferred acquisition payments					—
Stock-based compensation expense					19,403
Loss from operations					(10,260)
Interest expense					18,841
Interest income					(1,772)
Other expense, net					1,562
Impairment of equity investments					1,665
Loss before income taxes					$ (30,556)

(amounts in thousands, except per share data)

	Fiscal Year Ended January 2, 2010				
	E-Commerce Services	Interactive Marketing Services	Consumer Engagement	Intersegment Eliminations	Consolidated
Net revenues	$879,575	$127,580	$26,347	$(29,287)	$1,004,215
Costs and expenses before depreciation, amortization, changes in fair value of deferred acquisition payments and stock-based compensation expense	808,232	96,451	29,445	(29,287)	$ 904,841
Operating income before depreciation, amortization, changes in fair value of deferred acquisition payments and stock-based compensation expense	71,343	31,129	(3,098)	—	$ 99,374
Depreciation and amortization					63,395
Changes in fair value of deferred acquisition payments					951
Stock-based compensation expense					24,762
Income from operations					10,266
Interest expense					19,430
Interest income					(478)
Other expense, net					(2)
Loss before income taxes					$ (8,684)

The Company has two product groups and one service group. The two product groups consist of the sale of general merchandise and freight revenue, which collectively represents the Company's net revenues from product sales. The following table represents net revenues attributable to the Company's product and service groups:

	Fiscal Year Ended		
	December 29, 2007	January 3, 2009	January 2, 2010
Product groupings:			
General merchandise	$429,324	$456,886	$ 409,198
Freight	82,870	120,187	133,051
Service fees	237,763	389,853	461,966
Total net revenues	$749,957	$966,926	$1,004,215

The Company's operations are substantially within the United States.

NOTE 15 — RELATED PARTY TRANSACTIONS

On October 17, 2008, the Company entered into a letter agreement with Linens Holding Co. ("Linens") and Hilco Consumer Capital, L.P. ("HCC"), pursuant to which HCC and the Company would act jointly as agent for Linens to liquidate, on the LNT.com Web store, certain inventory owned by Linens located at one of the Company's fulfillment centers. On October 16, 2008 the Company and HCC entered into a letter agreement outlining the terms of their joint agency with respect to the merchandise, pursuant to which the Company would receive a percentage of the sales price of the merchandise for performing all services necessary to take orders, process and ship the merchandise. M. Jeffrey Branman, one of the Company's directors, serves as Managing Director of Hilco Consumer Capital, LLC, the managing partner of HCC. The Company recognized net revenues of $784 during fiscal 2009 and

(amounts in thousands, except per share data)

$6,617 during fiscal 2008 on sales of merchandise pursuant to the agency arrangement between the Company, HCC and Linens. The percentage of the sales price earned by the Company under these letter agreements is comparable to the percentage of the sales price earned by the Company under its e-commerce agreement with Linens prior to its liquidation.

On February 22, 2010, Liberty Media Corporation, through its subsidiary QVC, Inc., and QVC's affiliate QK Holdings, Inc., sold 9,249 shares of the Company's outstanding common stock, which represented its entire ownership of the Company. On April 13, 2007, the Company entered into an E-Commerce Distribution Agreement with QVC, Inc. (the "New QVC Agreement") that replaced its existing agreement with iQVC, a division of QVC (the "Old QVC Agreement"), under which the Company provided technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. Under the New QVC Agreement, the Company provides procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The terms of these sales are comparable to those with other similar clients.

On May 11, 2007, the Company entered into an agreement with QVC, Inc. (the "QVC NFL Agreement"), pursuant to which the Company makes NFL licensed merchandise available to QVC for QVC to sell both on its website and on live direct response television programs. The Company will be the exclusive provider of NFL licensed merchandise to QVC, subject to limited exceptions, and the Company's fulfillment network will fulfill product orders received from QVC's website and the QVC live direct response programs.

The Company recognized net revenues of $10,140 during fiscal 2009, $8,504 during fiscal 2008 and $7,809 during fiscal 2007 on sales to QVC under these agreements. The Company had accounts receivable of $406 as of January 2, 2010, and $35 as of January 3, 2009.

Michael Rubin, chairman, president and CEO of the Company, was the owner of approximately 1.6 percent of RCI's capital stock (on a fully-diluted as-converted basis). Upon acquisition, Mr. Rubin received $1,324 in cash (of which $71 is currently being held in escrow to secure post-closing indemnification obligations of the stockholders and optionholders of RCI) and 76 shares of the Company's common stock (of which 11 shares are currently being held in escrow).

NOTE 16 — QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Statement of Operations information for each quarter of fiscal 2008 and 2009. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	For the Fiscal Year Ended January 2, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$195,543	$193,209	$186,794	$391,380
Income (loss) from operations	$(18,877)	$(17,372)	$(16,533)	$ 42,522
Net income (loss)	$(11,498)	$(20,347)	$(14,195)	$ 23,069
Income (loss) per share — basic(1)	$ (0.25)	$ (0.43)	$ (0.30)	$ 0.48
Income (loss) per share — diluted(1)	$ (0.25)	$ (0.43)	$ (0.30)	$ 0.45
Weighted average shares outstanding — basic	46,924	47,364	47,488	47,595
Weighted average shares outstanding — diluted	46,924	47,364	47,488	56,729

(amounts in thousands, except per share data)

	For the Fiscal Year Ended January 2, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$196,475	$187,181	$190,311	$430,248
Income (loss) from operations	$(14,534)	$(12,277)	$ (9,913)	$ 46,990
Net income (loss)	$(12,110)	$(13,113)	$ (9,406)	$ 23,601
Income (loss) per share — basic(1)	$ (0.25)	$ (0.27)	$ (0.18)	$ 0.41
Income (loss) per share — diluted(1)	$ (0.25)	$ (0.27)	$ (0.18)	$ 0.38
Weighted average shares outstanding — basic	47,926	48,681	51,910	57,310
Weighted average shares outstanding — diluted	47,926	48,681	51,910	68,595

(1) The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

******

Stock Transfer Agent & Registrar

American Stock Transfer & Trust Company
Attn: Shareholder Services
59 Maiden Lane
Plaza Level
New York, NY 10038
800-937-5449 or 718-921-8124
www.amstock.com

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